Exhibit 99.1

La Arena Project, Peru

Technical Report (NI 43-101)

Prepared by Kirk Mining Consultants Pty Ltd on behalf of
Rio Alto Mining Limited

Effective Date: 1 January 2013

Kirk Mining Consultants Pty Ltd

DATE AND SIGNATURE PAGE

The “qualified persons” (within the meaning of NI 43-101) for the purposes of this report are as listed below. The effective date of this report is 1 January 2013.

[signed]

Enrique Garay	M Sc. P. Geo. (MAIG)
Vice President Geology
Rio Alto Mining Limited.

Signed on the 1 January 2013

[signed]

Ian Dreyer	B.App. Sc, MAusiMM(CP)
Principal Geologist
Andes Mining Services

Signed on the 1 January 2013

[signed]

Linton Kirk	B.E (Min), FAusIMM(CP)
Director and Principal Mining Engineer
Kirk Mining Consultants.

Signed on the 1 January 2013

[signed]

Chris Kaye	B E (Chem) FAusIMM
Principal Process Engineer
MQes

Signed on the 1 January 2013

La Arena Project, Peru
Technical Report– 1 January 2013

Kirk Mining Consultants Pty Ltd

Table of Contents

Date and Signature Page				i
1	Summary			1
	1.1	Introduction		1
	1.2	Property Description and Location		1
	1.3	Ownership		1
	1.4	Geology and Mineralisation		2
	1.5	Status of Exploration		3
	1.6	Operations		4
	1.7	Mineral Resource Estimate		5
	1.8	Mineral Reserve Estimate		6
	1.9	Conclusions and Recommendations		8
		1.9.1	Geology and Mineral Resources	8
		1.9.2	Mining and Mineral Reserves	9
		1.9.3	Oxide Treatment – Metallurgy and Processing	10
		1.9.4	Sulphide Treatment – Metallurgy and Processing	10
		1.9.5	Project Infrastructure	11
		1.9.6	Capital and Operating Costs	12
		1.9.7	Overall	12
2	Introduction			13
	2.1	Issuer and Terms of Reference		13
	2.2	Sources of Information		13
	2.3	Site Visits		14
	2.4	Report Responsibilities		14
	2.5	Units of Measurements		15
	2.6	Abbreviations		15
3	Reliance on Other Experts			17
4	Property Description and Location			18
	4.1	Property Location		18
	4.2	Mineral Tenure and Status		18
	4.3	Environmental Liabilities		21
	4.4	Permitting		22
		4.4.1	Annual Validity Fees and Maintenance Obligations	23
		4.4.2	Royalties	24
		4.4.3	Ownership of Mining Rights	25
		4.4.4	Taxation and Foreign Exchange Controls	25
		4.4.5	Stability Agreements	26
		4.4.6	Environmental Laws	26

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Technical Report– 1 January 2013

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		4.4.7	Mine Closure and Remediation	30
		4.4.8	Workers Participation	31
		4.4.9	Regulatory and Supervisory Bodies	31
	4.5	Project Risks		32
5	Accessibility, Climate, Local Resources, Infrastructure and Physiography			34
	5.1	Project Access		34
	5.2	Physiography and Climate		34
	5.3	Hydrology		34
	5.4	Population Centres		36
	5.5	Surface Rights		36
	5.6	Local Infrastructure and Services		36
	5.7	Seismicity		38
6	History			39
	6.1	Ownership History		39
	6.2	Exploration History by Previous Owners		39
	6.3	Previous Mineral Resources		40
	6.4	Previous Mineral Reserves		41
		6.4.1	Iamgold 2006	41
		6.4.2	Coffey 2008	42
		6.4.3	Coffey 2010	43
	6.5	Production		44
7	Geological Setting and Mineralization			47
	7.1	Regional Geology		47
	7.2	Project Geology		50
	7.3	Mineralization		59
	7.4	Structural Geology		59
	7.5	Hydrothermal Alteration		61
8	Deposit Types			64
	8.1	Introduction		64
	8.2	Deposit Types and Mineralization		64
	8.3	High-Sulphidation Epithermal Au		64
	8.4	Porphyry Cu-Au (Mo) Deposits		65
9	Exploration by Rio Alto Mining			67
10	Drilling			70
	10.1	Introduction		70
	10.2	Drilling Procedures		71
	10.3	Drilling Orientation		71
	10.4	Surveying Procedures		71
		10.4.1	Accuracy of Drillhole Collar Locations	71

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Technical Report– 1 January 2013

Kirk Mining Consultants Pty Ltd

		10.4.2	Down-hole Surveying Procedures	72
	10.5	Sterilisation Drilling		72
11	Sample Preparation, Analyses and Security			73
	11.1	Sampling Method and Approach		73
		11.1.1	Diamond Core Sampling	73
		11.1.2	Reverse Circulation Sampling	73
		11.1.3	Logging	73
	11.2	Sample Security		74
	11.3	Sample Preparation and Analysis		74
12	Data Verification			76
	12.1	Introduction		76
	12.2	Analytical Quality Control		76
		12.2.1	Pre 2004 Quality Control	76
		12.2.2	2004 to 2007 Quality Control	77
		12.2.3	2010 and Onwards Quality Control	77
	12.3	Bulk Densities		84
	12.4	Drillhole Database		86
	12.5	Adequacy of Data		86
13	Mineral Processing and Metallurgical Testing			87
	13.1	Oxide Project		87
		13.1.1	Mineralogy	87
		13.1.2	Metallurgical Sampling and Testwork Programs	88
		13.1.3	Heap and Dump Leach Testwork Results	89
		13.1.4	Dump Leach Metallurgical Recovery	89
	13.2	Sulphide Project		91
		13.2.1	Testwork Samples	91
		13.2.2	Chemical and Mineral Content	93
		13.2.3	Mineralogy	93
		13.2.4	Comminution Testwork	94
		13.2.5	Flotation Testwork	94
		13.2.6	Dewatering Analysis	97
		13.2.7	Cyanidation Testwork	97
		13.2.8	Copper Concentrate Analysis	98
14	Mineral Resource Estimates			99
	14.1	Introduction		99
	14.2	Database		101
	14.3	Geological Modelling		102
		14.3.1	Oxide Interpretation	106
		14.3.2	Sulphide Zone Interpretation	111
	14.4	Sample Selection and Compositing		112
	14.5	Basic Statistics		115

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Technical Report– 1 January 2013

Kirk Mining Consultants Pty Ltd

	14.6	Variography		119
	14.7	Block Modelling		122
	14.8	Grade Estimation		123
	14.9	Model Validation		126
	14.10	Ancillary Fields		127
	14.11	Resource Classification		128
	14.12	Mineral Resource		130
15	Mineral Reserve Estimates			132
	15.1	Assumptions and Parameters Used		132
	15.2	Cut-off Grades		133
	15.3	Mineral Reserve Statement		133
16	Mining Methods			135
	16.1	Geotechnical		135
		16.1.1	Gold Oxide Pit	135
		16.1.2	Sulphide Pit	136
	16.2	Hydrogeology and Hydrology		136
	16.3	Mine Design		138
		16.3.1	Gold Oxide Pits	138
		16.3.2	Cu-Au Sulphide Pit	138
	16.4	Mining		140
	16.5	Mine Production Schedule		140
	16.6	Mining Equipment		141
17	Recovery Methods			142
	17.1	Processing Flow Sheet – Dump Leach		142
	17.2	Processing Flow Sheet - Sulphide Project		144
	17.3	Sulphide Plant Design		147
	17.4	Energy, Water and Process Materials		147
18	Project Infrastructure			148
	18.1	Roads		148
	18.2	Accommodation		148
	18.3	Offices, Workshops and Storage		150
	18.4	Laboratories		150
	18.5	Fuel and Lubrication		150
	18.6	Power Supply		150
	18.7	Water Supply		151
	18.8	Explosives		151
	18.9	Tailings Storage		152
19	Market Studies and Contracts			154
	19.1	Gold Supply and Demand		154

La Arena Project, Peru
Technical Report– 1 January 2013

Kirk Mining Consultants Pty Ltd

	19.2	Copper Supply and Demand		155
	19.3	Contracts		157
20	Environmental Studies, Permitting and Social or Community Impact			158
	20.1	Environmental		158
	20.2	Social		159
	20.3	Mine Closure		159
21	Capital and Operating Costs			161
	21.1	Capital Costs		161
		21.1.1	Gold Oxides Dump Leach	161
		21.1.2	Copper Sulphides	161
	21.2	Operating Costs		162
		21.2.1	Gold Oxides Dump Leach	162
		21.2.2	Copper Sulphides Mining Costs	164
		21.2.3	Copper Sulphides Processing Costs	164
		21.2.4	Copper Concentrate Costs	164
		21.2.5	General and Administration Costs	167
22	Economic Analysis			168
	22.1	Assumptions		168
	22.2	Cash Flow Modelling		168
	22.3	Peruvian Mining Taxes and Royalty		168
23	Adjacent Properties			172
24	Other Relevant Data and Information			173
	24.1	Proposed Development Schedule		173
	24.2	Other		174
25	Interpretation and Conclusions			175
	25.1	Mineral Resources		175
	25.2	Mining and Mineral Reserves		175
	25.3	Oxide Treatment – Metallurgy and Processing		176
	25.4	Sulphide Treatment – Metallurgy and Processing		176
	25.5	Project Infrastructure		177
	25.6	Capital and Operating Costs		177
	25.7	Overall		178
26	Recommendations			179
	26.1	Geology and Resources		179
	26.2	Mining		179
	26.3	Metallurgy and Processing		179
		26.3.1	Oxide Treatment	179
		26.3.2	Sulphide Treatment	179
	26.4	Infrastructure		180

La Arena Project, Peru
Technical Report– 1 January 2013

Kirk Mining Consultants Pty Ltd

	26.5	Social	180
	26.6	Environmental	180
	26.7	Estimated Costs	180
27	References		181
28	Certificates		183

List of Tables

Table 1.7_1 – Mineral Resource – Oxide Total	6
Table 1.7_2 – Mineral Resource – Sulphide Total	6
Table 1.8_1 – Pit Optimisation Parameters	7
Table 1.8_2 – Mineral Resource – Oxide and Sulphide (In Situ as at 1 January 2013)	8
Table 2.4_1 – Qualified Persons-Report Responsibilities	14
Table 2.6_1 – List of Abbreviations	16
Table 4.3_1 – Mining Environmental Liability	21
Table 5.3_.1 – La Arena Annual Precipitation Values	35
Table 6.3_.1 – Mineral Resource by Iamgold (August 31st 2007)	40
Table 6.3_2 – Coffey Mining Mineral Resource (July 31st 2010)	40
Table 6.3_3 – Oxide Mineral Resource by Andes Mining Services (September 30th 2011)	41
Table 6.3_4 – Sulphide Mineral Resource by Andes Mining Services (September 30th 2011)	41
Table 6.4_1 – Iamgold Pit Optimisation Parameters 2006	42
Table 6.4_2 – Coffey Mining Pit Optimisation Parameters 2008	43
Table 6.4_5 – Coffey Mining Pit Optimisation Parameters 2010	43
Table 6.4_3 – Iamgold Mineral Reserve 2006	45
Table 6.4_4 – Coffey Mining Mineral Reserve 2008	45
Table 6.4_6 – Coffey Mining Mineral Reserve 2010	46
Table 7.1_1 – Regional Geological Stratigraphic Column	47
Table 7.2_1 – Age of Intrusives - La Arena Project	55
Table 10.1_1– Drilling Summary – La Arena Project - Au	70
Table 12.2.3_1 – Summary of Control Samples Submitted in 2012	78
Table 12.3_1 – Bulk Densities Used In Resource Model	85
Table 12.3_2 – Bulk Densities Within Intrusive Domains	85
Table 13.1.4_1 –Gold Oxide Project Gold Recovery to Date	90

La Arena Project, Peru
Technical Report– 1 January 2013

Kirk Mining Consultants Pty Ltd

Table 13.2.4_1 – Comminution Circuit Alternatives	94
Table 14.4_1 – Data Types Used in Resource Estimate	113
Table 14.5_1 – Basic Statistics Summary - Uncut Data	116
Table 14.5_2 – Basic Statistics Summary - Cut Data	116
Table 14.6_1 – Semi-Variogram Models	121
Table 14.7_1 – Block Model Parameters	122
Table 14.7_2 – Block Model Attributes List	123
Table 14.8_1 – Search Neighbourhood Parameters Used for Resource Model Estimation	125
Table 14.10_1 – Bulk Densities Used In Resource Model	127
Table 14.11_1 – Confidence Levels of Key Criteria	128
Table 14.12_1 – Mineral Resource – Oxide Low Copper (<300 ppm Cu)	131
Table 14.12_2 – Mineral Resource – Oxide High Copper (300-1000 ppm Cu)	131
Table 14.12_3 – Mineral Resource – Oxide Total	131
Table 14.12_4 – Mineral Resource – Sulphide Total	131
Table 15.1_1 – Pit Optimisation Parameters	132
Table 15.3_1 – Mineral Reserve – Oxide and Sulphide (In Situ as at 1 January 2013	134
Table 16.5_1 – Life of Mine Mining Schedule	141
Table 17.1_1 – Dump Leach Major Reagent and Consumables Consumption	142
Table 21.1.1_1 – Gold Oxides Dump Leach Capital Costs to end 2012	161
Table 21.1.3_1 –Copper Sulphides Processing Costs	164

List of Figures

Figure 4.1_1 – Project Location Map	19
Figure 4.2_1 – La Arena Project Mining Concessions	20
Figure 7.1_1 – Regional Geology of La Arena	48
Figure 7.1_2 – Regional Cross Section - La Arena Project	50
Figure 7.2_1 – Local Geology Plan - La Arena Geology	51
Figure 7.2_2 – Local Stratigraphic Column for the Chimu Formation	53
Figure 7.2_3 – Geology Section: Multiphase Intrusion Crosscutting the Sedimentary Rocks	54
Figure 7.2_4 – FPD1 - Porphyritic Texture	56
Figure 7.2_5 – FPD1 - Fine Grained Texture	56

La Arena Project, Peru
Technical Report– 1 January 2013

Kirk Mining Consultants Pty Ltd

Figure 7.2_6 – FPD1 - Remnant of Porphyritic Texture	56
Figure 7.2_7 – FPD1 - Potassic Alteration	56
Figure 7.2_8 – FPD3 - Porphyritic to Phyric Texture	57
Figure 7.2_9 – FPD3 - Finer Grained Texture	57
Figure 7.2_10 – FPA - Porphyritic Coarse Texture	57
Figure 7.2_9 – FPA - Porphyritic Coarse Texture	57
Figure 7.2_6 – NE Trending Structures – Calaorco Open Pit 2010	58
Figure 7.4_1 – Combined Structure and Mineralization Map - La Arena Project	60
Figure 7.5_1 – Hydrothermal Alteration Map - La Arena Project	62
Figure 7.5_2 – Hydrothermal Alteration Section - La Arena Project	63
Figure 8.4_1 – Au and Cu Distribution across the La Arena Project	66
Figure 9_1– Major Exploration Targets around the La Arena Project	67
Figure 9_2 – 2012 Regional Exploration Targets - La Arena Project	69
Figure 11.3_1 – La Arena Core Sample Preparation and Analysis	75
Figure 12.2.3_1 – Oxide RC Field Duplicate Analysis - Au	79
Figure 12.2.3_2 – Sulphide DC Field Duplicate Analysis - Cu	79
Figure 12.2.3_3 – Oxide Standards - Au	80
Figure 12.2.3_4 – Sulphide Standards- Cu	81
Figure 12.2.3_5 – Sulphide Blanks - Cu	82
Figure 12.2.3_6 – Blasthole Standards - Au	82
Figure 12.2.3_7 – Blasthole Field Duplicates- Au	83
Figure 12.2.3_8 – Blasthole Umpire Samples- Au	83
Figure 12.3_1 – Locations of Drillholes used for Bulk Density Measurements - 2012	84
Figure 12.3_2 – Variability in Sulphide Core Bulk Density Measurements - 2012	86
Figure 12.3_2 – Plan of Metallurgical Sample Locations	92
Figure 12.3_2 – Long Section Showing Metallurgical Samples	93
Figure 14.1_1 – Cross Section, 9126100N, Oxide Gold Resource Model for 2011 and 2012	100
Figure 14.1_2 – Cross Section, 9126500N, Sulphide Copper Resource Model for 2011 and 2012	100
Figure 14.3_1 – Isometric View of 2011 and 2012 Intrusive Wireframes looking from North to South	103
Figure 14.3_2 – Cross Section (9126800N) displaying Alteration Domains and Copper Grades	104
Figure 14.3_3 – Cross Section (9126800N) WithInternal Subdivisions of the Intrusive and Resource Drilling	105
Figure 14.3_4 – Cross Section Displaying Pyrite Interpretation and Drilling	105
Figure 14.3.1_1 – Gold Oxide Domains and Resource Drilling	107

La Arena Project, Peru
Technical Report– 1 January 2013

Kirk Mining Consultants Pty Ltd

Figure 14.3.1_2 – Southern Wall Calaorco Pit, August 2012	108
Figure 14.3.1_3 – High Grade Gold Bearing Structures in Oxide Domain 100	109
Figure 14.3.1_4 – Plan View Showing Location of Quartz Alunite Domain	110
Figure 14.3.2_1 – Cross Section – 9,126,900N – Copper Domains	112
Figure 14.4_1 – Cross Section – 9127050N – Gold Domain 200 and Oxidation Profile	113
Figure 14.4_2 – Raw Samples* – Oxide High Grade Domains - Drillholes and Blastholes	114
Figure 14.5_1 – Composites – Au in High Grade Domains (Oxide)	117
Figure 14.5_2 – Composites – Intrusive Domain	118
Figure 14.6_1 – Directional Variograms –Au – All Domains	120
Figure 14.6_2 – Directional Variogram Cu –Bulk Intrusive Domain	120
Figure 14.9_1 – Swath Plot - Au Oxide Domain 100 - Au	127
Figure 14.11_1 – Cross Section – 9126600N –Resource Codes with Drillholes	129
Figure 16.3.2_1 – Mineral Reserves Final Pit Design	139
Figure 17.1_1 – Dump Leach Flowsheet	143
Figure 17.2_1 – Copper Sulphide Circuit Flowsheet	146
Figure 18_1 – La Arena Project Site Layout	149
Figure 18.9_1 – TSF Layout after 15 Years	153
Figure 19.1_1 – Gold Price Last Five Years	155
Figure 19.2_1 – Copper Price Last Five Years	157
Figure 21.2.1_1 – Gold Oxides Dump Leach Operating Costs 2012	162
Figure 21.2.1_2 – Gold Oxides Dump Leach 2012 Operating Costs by Elements	162
Figure 21.2.1_3 – Gold Oxides Dump Leach 2012 Operating Costs by Area	163
Figure 22.3_1 – Net Income and Government Tax Relationship	171

La Arena Project, Peru
Technical Report– 1 January 2013

Kirk Mining Consultants Pty Ltd

1	SUMMARY

1.1	Introduction

The Qualified Persons have been commissioned by Rio Alto Mining Limited (Rio Alto), a reporting issuer in the Provinces of Alberta, British Columbia and Ontario whose common shares are listed for trading on the Toronto Stock Exchange (TSX), the New York Stock Exchange, the Lima Stock Exchange and in Frankfurt to prepare an Independent Technical Report (Report) of the La Arena gold-copper project (La Arena Project) in Peru.

In particular this report is an update on new Mineral Resources and Mineral Reserves and the results of the gold oxide dump leach project operations to date.

1.2	Property Description and Location

The La Arena Project is located in northern Peru, 480 km NNW of Lima, Peru, in the Huamachuco District. The project is situated in the eastern slope of the Western Cordillera, close to the Continental Divide at an average altitude of 3,400 metres above sea level. The region displays a particularly rich endowment of metals (Cu-Au-Ag) occurring in porphyry and epithermal settings, including the Lagunas Norte mine at Alto Chicama, the Comarsa mine, La Virgen mine, Shahuindo exploration project and Tres Cruces development project.

1.3	Ownership

The La Arena copper and gold deposit was discovered in December 1994 and in January 1995 Cambior initially staked a 1,800 hectares claim group. Since 1994 Cambior, and later Iamgold, staked additional claims to a total of 20,673 hectares.

Cambior was acquired by Iamgold in November 2006 and Iamgold decided to sell La Arena. To effect the sale 44 mining concessions totalling 20,673 hectares were transferred by Iamgold to a new Peruvian company, La Arena S.A. and these concessions are fully owned and registered to La Arena S.A.

In addition to the La Arena Project, the property includes several prospects, i.e. Cerro Colorado, El Alizar porphyry, Agua Blanca epithermal and porphyry, Pena Colorado and La Florida.

Rio Alto obtained the right to acquire La Arena S.A. pursuant to the terms of an Option and Earn-in Right Purchase Agreement dated June 15, 2009 among Iamgold Quebec Management Inc., a wholly-owned subsidiary of Iamgold, La Arena S.A. and Rio Alto.

On February 9 2011 Rio Alto exercised its option and acquired 100% of La Arena Project upon payment of the exercise price of US$49 million cash.

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1.4	Geology and Mineralisation

The La Arena (Au, and Cu-Au) project is located in a prolific metallogenic province that contains many precious and polymetalic mines and projects such as; Lagunas Norte (Au-Ag), Santa Rosa (Au), La Virgen (Au), Quiruvilca (Ag-Base Metals), Tres Cruces (Au), Shahuindo (Au-Ag) and Igor (Au-Cu).

The oldest rocks in the area are of sedimentary origin from the Upper Jurassic, and Lower to Middle Cretaceous age. In the Upper Cretaceous these sedimentary rocks were folded and faulted during the beginning of the Andean uplift. In the lower Tertiary were deposited the Calipuy volcanism. Subsequent to this, during the Miocene age (Middle to Upper Tertiary), stocks and domes were emplaced which are responsible for the mineralization in the region.

The La Arena project contains two kinds of mineral deposits, which are spatially and genetically related. The Au mineralization is an Epithermal High Sulfidation type that is hosted in oxidized brecciated sandstone (Chimu Formation); and the Cu-Au-(Mo) mineralization is a Porphyry type, which is hosted in a multi-stage porphyry intrusion.

The style of gold mineralization at Calaorco and Ethel zones is epithermal and disseminated. The mineralization has strong lithological and structural controls. The Au mineralization is hosted in the matrix of the oxidized brecciated sandstone, along the contact between the intrusive and the brecciated sandstone, and in hydrothermal breccias controlled by NE trending structures. The hydrothermal alteration is zoned; silica-alunite in the core, silica-dickite in the outer zone, argillic alteration in the periphery, and at depth and on the top of the porphyry system pyrophylite-diaspore. The mineral assemblage of the hydrothermal alteration is typical from a High Sulfidation system. The mineralisation is oxidized at up to 250 m depth, then it changes to sulphide assemblage with enargite, digenite, and pyrite. In general, in both the oxide zone and the sulphide zone the gold is free gold and very fine. The gold varies in particle size from 20 to 30 microns. The footprint of the gold mineralization covers an area of 633,000 m2 and extends to 300 m depth.

The La Arena Porphyry Cu-Au-(Mo) outcrops to the east from Calaorco and Ethel zones. The style of mineralization is typically porphyritic. There are at least four stages of intrusion. The intrusive rocks vary from dacitic to andesitic, they are differentiated by texture and composition. The early intrusion Feldspar Porphyry Dacitic One (FPD1) is generally barren. The second intrusion named FPD2 (previously named HA) is hosting most of the Cu-Au porphyry mineralization. The third intrusion stage, FPD3 (previously named intra-mineral intrusion HAI) is also associated with the Cu-Au mineralization, but lower grade. The final intrusion phase consists of barren Andesitic Dykes. On top of the porphyry, pyrophyllite was identified overprinted by sericitic alteration (fine muscovite), which is pervasive. This characteristic indicates that probably the porphyry and the epithermal events are

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genetically related. Also on the top of the porphyry system, strong argillic alteration (kaolinite) was identified, varying from 10 to 50 m depth. Below that occurs pervasive phyllic alteration (muscovite-quartz-pyrite). At depth (below 700 m) occurs potasic alteration (secondary biotite-magnetite-chlorite, K-feldspar). This alteration is overprinted by the sericitic alteration. The propylitic alteration occurs only in the barren Andesitic Dykes.

Mineral zoning from surface downwards is typically no more than 40-50 m for the zone of secondary enrichment (chalcocite + covellite +/- copper oxides) and 10-40 m for the mixed zone (chalcocite + chalcopyrite +/- covellite). The primary zone (chalcopyrite +/- bornite +/- molybdenum), which predominates at La Arena, is normally located more than 100 m below the natural surface. The stockwork, which facilitated the alteration, contains pyrite, chalcopyrite, smaller amounts of bornite, some molybdenite in the primary mineralization zone and covellite and chalcocite in the secondary mineralization zone.

Microscopic native gold has been observed (in the 20-70 micron range, Williams, 1996-b, and Canepa 2012). The extent of the porphyry mineralized body is 2.2 km long, 1.1 km wide and over 1000 m deep.

1.5	Status of Exploration

The La Arena Project area includes several other prospects. These are Cerro Colorado (Au), Maria Angola (Au), La Ramada (Au), Piedra Grande (Au), Fraylones (Au), Corral Grande (Au), Peña Colorada (Au), Astrid (Au), San Andres (Au), El Alizar Porphyry, Agua Blanca epithermal and porphyry deposits, and La Colorada (Au-Ag veins).

During 2010 and 2012 Rio Alto carried out the following exploration work:

  Detailed geological mapping at La Arena and surrounding areas (3,000 hectares at 1:2,000), and regional geological mapping (23,000 hectares at 1:25,000 scale). The San Andres and Astrid deposits were discovered during this program.

  The San Andres Project is located to the east and adjacent to the leach pad. This mineralized zone was discovered by surface mapping and sampling. The gold mineralization is hosted in a highly-oxidized sandstone breccia zone, and 3,050 m of reverse circulation drilling (RC) from 15 platforms provided an inferred Mineral Resource of 10.7 Mt @ 0.21 g/t Au (73,600 oz), which is not included in the current La Arena project resource update.

  The Astrid Project is located 1.0 km NW of the Calaorco Open Pit. Work to date includes detailed geological mapping (1:1,000 scale), 840 rock samples, 14 km of induced polarisation (IP) and ground-magnetic geophysical lines, and 3,856 m of RC drilling in 16 holes. Gold mineralization is close to surface, hosted in an oxidized sandstone breccia near its contact with an intrusive stock.

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  The gold mineralization is similar to that in the Calaorco deposit and exploration is ongoing.

  Detailed mapping and geochemical sampling at La Colorada Project (1,500 hectares). In addition, a further 70 line km of geophysical surveys was undertaken (IP and Magnetics).

  Studies identified exploration targets at the La Colorada and Esperanza zones. The La Colorado target was identified as a gold hosted, sandstone-breccia style prospect, while the Esperanza target was identified as a Cu-Au porphyry like anomaly.

  Drilling exploration programs at La Colorada were initiated in late 2012. Up until the effective date of this report, a total of 30 RC holes had been completed for a total of 6,790m of drilling.

  La Arena S.A. is controlling 43,140 hectares in the La Libertad region (see Figure 9_2). These properties include: La Arena, Charat, Cerpaquino, and Cachachi. The exploration criteria in order to stake those mining claims around La Arena were; their proximity to known mineral deposits, intersection of major lineaments, mineral-spectral anomalies (ASTER), stream sediments, air-mag anomalies, and lithological controls.

  Project generation programs were carried out at the Charat and Cachachi properties during the 2012 field campaign. Field reconnaissance programs were completed which included regional mapping and sampling in order to test the regional anomalies. Initial field mapping and sampling has identified a gold anomaly in the Charat zone which is currently under review.

1.6	Operations

Operations on site are focused on the Gold Oxide Project. Ore is being mined from 2 open pits, Calaorco and Ethel, and being truck dumped in 8 m lifts onto the dump leach pad. The open pits are mined by conventional drill and blast, load and haul methods. Pit benches are 6 m high and loading is with 170 t face shovels.

Cyanide leach solution is sprayed onto each leach pad cell for a nominal period of 60 days. The pregnant solution flows onto the geomembrane underlying the pad to a central collection point and into the pregnant solution pond. Pontoon mounted pumps in this pond are used to pump the solution to the adsorption, desorption and refining (ADR) plant located approximately 300 m north of the leach pad.

The plant currently has the capacity to treat 36,000 tpd of ore. The process includes absorption onto carbon pellets and desorption in high caustic high temperature leach columns. The carbon is sent to regeneration and the enriched solution is sent to electro winning cells where a cathode is used to produce a fine-grained precipitate.

The precipitate is filtered and dried at approximately 420oC that also evaporates the mercury, which is captured for later disposal. This dried precipitate is smelted to produce doré bars of approximately 80% Au.

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An accommodation camp, offices, workshops and warehouse have been built to support the gold operations. This infrastructure also supports the ongoing exploration program and the company´s community relation’s team that works closely with all of the stakeholders in the area.

1.7	Mineral Resource Estimate

This is a major update to the 2011 Mineral Resource model estimate. The 2012 block model has been estimated for gold, copper, molybdenum, silver and arsenic using a combination of uniform conditioning, ordinary Kriging and inverse distance methods where appropriate. The updated resource is for both the oxide and sulphide component of the deposit which incorporates a full reinterpretation of the geology and mineralisation, with the inclusion of significant additional drill data. In addition, the model has been re-estimated and constrained by updated metal prices and other pit optimization parameters.

Interpretations for the Au oxide zone domain mineralisation have been modified by reducing the mineralisation grade boundary from 0.10 g/t to 0.05 g/t. This also reduces potential conditional bias that may occur when using the same mineralisation grade boundary for resource reporting cut-off grade.

Uniform conditioning was chosen as the grade estimation method for the Au oxide domain as it minimises grade smoothing evident in linear estimation methods. This change, combined with new data, results in a visually and statistically different Au oxide resource model, when compared to the 2011 ordinary Kriged resource model.

The approach taken for the sulphide zone is a similar bulked approach as per the 2011 interpretation. The intrusive has been modelled as one domain and the sandstone has been modelled as another domain. There are no internal grade sub-domains within either geological domain, however a low angle thrust domain has been introduced in the upper northern portion of the sulphide resource, based on updated geological information. Ordinary Kriging has been retained for the sulphide Cu estimate. Au, Ag, Mo and As have all been estimated with inverse distance methods for the sulphide zone.

Drill programs in 2012 have converted the majority of the Inferred resource within the 2011 resource pit optimisation shell to Indicated resource. In addition, the intrusive has been better defined (mainly at depth), and is notably wider in certain areas compared with the 2011 model. The increase in Sulphide Cu Indicated Resource is also due to the use of a lower cut-off grade of 0.13 % CuEq in 2012 when compared to 0.18 % CuEq in 2011.

Composite lengths have been retained at 6 m given this is the minimum mining bench height. Modest upper grade cuts have been applied to the data.

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The oxide mineral resource is open to the north-west, although it is narrow, and appears to be closed-off towards the south-east. The sulphide mineral resource is open in all directions. The additional drilling into the sulphides has defined some small higher grade lobes of Cu and Au material at depth. The overall orientation of the mineralisation in the sulphides is similar to that of the 2011 resource model.

Intrusive oxide material (12.4 Mt at 0.24 g/t) was removed from the reported resource as it is not mined as ore in the current operations, due to poor metallurgical characteristics. This material was included in the 2011 Resource tabulations. Further metallurgical testwork will be considered.

The Mineral Resources summarised in Tables 1.7_1 and 1.7_2 include Mineral Reserves.

Table 1.7_1 Mineral Resource – Oxide Total (In Situ as at January 1 st 2013) Within Optimised Pit Shell 0.10 g/t Au cut-off
Resource	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag (ppm)	Mo (ppm)	Au (‘000 Oz)	Cu (‘000 lbs)
Measured	6.0	0.45	0.01	0.5	5.6	87	NA
Indicated	116.0	0.42	0.01	0.5	4.2	1,571	NA
Measured and Indicated	122.0	0.42	0.01	0.5	4.2	1,658	NA
Inferred	5.4	0.37	0.01	0.3	2.7	65	NA

Table 1.7_2 Mineral Resource – Sulphide Total (In Situ as at January 1 st 2013) Within Optimised Pit Shell 0.13% CuEq cut-off
Resource	Tonnes (Mt)	Au (g/t)	Cu (%)	CuEq (%)	Ag (ppm)	Mo (ppm)	Au (‘000 Oz)	Cu (‘000 lbs)
Indicated	561.7	0.21	0.30	0.39	0.4	42.9	3,829	3,745,545
Inferred	32.5	0.11	0.19	0.24	0.4	50.2	116	137,446

1.8	Mineral Reserve Estimate

Mineral Reserves have been updated due to:

  A major update to the Mineral Resources.

  The cost and operating information gained from a year of commercial production of the gold oxide dump leach mine.

  Further technical studies completed as part of the Pre-Feasibility Study of the copper-gold sulphide project.

Oxide and sulphide mineral reserves have been based on pit optimisation, using Whittle software, of the new total oxide plus sulphide measured and indicated mineral resources. The pit optimisation input parameters used are listed in Table 1.8_1.

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Table 1.8_1 Pit Optimisation Parameters
Parameter	Value
Gold price per ounce	$1,400
Payable proportion of gold produced	99.9%
Copper price per pound	$3.00
Payable proportion of copper produced	96.5%
Minimum government royalty	1% of revenue
Discount rate	8%
Mining recovery of ore	98%
Overall pit slopes as detailed in Section 16.1	34 to 39[o]
Ore processing rate (for each of oxides and sulphides)	13.1Mtpa/36kt/day
Gold processing recovery (dump leach)	85%
Gold processing recovery (sulphide plant to concentrate)	35%
Copper grade-recovery formula	Average 88%
Mining cost per tonne of oxide ore (plus depth increment)	$2.38
Mining cost per tonne of sulphide ore (plus depth increment)	$2.44
Mining cost per tonne of waste (plus depth increment)	$2.50
Processing cost per tonne of oxide ore (including pad expansion)	$2.06
Processing cost per tonne of sulphide ore (including tails dam lifts)	$3.99
Concentrate shipping and selling cost per tonne	$160
General and administration costs per tonne of ore	$2.45
Other sustaining capital per year, oxides	$250,000
Other sustaining capital per year, sulphides	$3M

The Mineral Reserves is contained within a preliminary pit design that was based on the average discounted cash flow for a Whittle pit shell equivalent to a revenue factor of 0.9.

The estimation of mineral reserves was based on the net smelter return (NSR) calculation for each block in the geological model. In other words a block was “mined” if calculated revenue exceeded cost for each block, the same process as used for pit optimisation. The average, rounded up cut-off grade equates to approximately 0.12 g/t Au for the oxides and 0.15 % CuEq for sulphides.

After allowing for the oxide ore mined up to 31 December 2012 the oxides reserves have increased in tonnes, grade and contained gold from the July 2010 Report by 7%,14% and 20% respectively.

The sulphide reserves have significantly increased compared to July 2010 due to the resource drilling program in 2012 and subsequent conversion of inferred resources to indicated resources. Sulphide reserve tonnes have increased by 44%, average grade has fallen due to the increase in metal prices exceeding the increase in estimated costs and the metal expected to be mined within the porphyry pit design has increased by 20% for Au and 24% for Cu.

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The Mineral Reserve, based on the 1 January 2013 Measured and Indicated Resource only, is summarized in Table 1.8_2. All Inferred Resource was treated as waste.

The estimation and classification of the mineral reserves are in accordance with the guidelines set out in the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

The reserve classification is also consistent with criteria laid out in the Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of June 2011 (the Instrument) and the classifications adopted by CIM Council in November 2010. The reporting of reserve classification under the JORC Code and the Canadian NI 43-101 systems are essentially identical.

Table 1.8_2 Mineral Reserve – Oxide and Sulphide (In Situ as at 1 January 2013) Within Pit Design, block cut-off NSR calculation
	Material	Classification	Oxide Ore		Sulphide Ore			Metal Mined
			Tonnes (Mt)	Au (g/t)	Tonnes (Mt)	Au (g/t)	Cu (%)	Au (‘000 Oz)	Cu (‘000 lbs)
Likely oxide pit	Sediments	Proved	5.6	0.47				84
		Probable	47.9	0.52				803
Final pit excluding oxide pit	Sediments	Proved	8.0	0.39				100
		Probable
	Porphyry	Proved			0.1	0.32	0.29	1	942
		Probable			268.7	0.24	0.33	2,091	1,945,925
Pit Design*	All	Proved +	61.5	0.50	268.9	0.24	0.33	3,080	1,946,872
		Probable

Rounded numbers may not sum exactly
Allows for 98% mining recovery
Mined surface at 1 January 2013.

1.9	Conclusions and Recommendations

1.9.1	Geology and Mineral Resources

  The use of a 0.05 g/t Au mineralisation boundary for the Au oxide resource makes the resource interpretation more consistent and reduces the risk of conditional bias. These domains should be regularly updated with blasthole grade and geological information and pit mapping.

  The use of uniform conditioning for grade estimation in the Au oxide resource produces less smoothed results when compared to ordinary kriged estimates.
  This model needs to be regularly reconciled to mining and gold production.

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  The new lithological and alteration boundaries are not sufficiently clear to use as hard boundaries for grade modelling in the sulphide domain. Further review of this domaining is required prior to any future major resource update.

  The porphyry remains open in all directions except to the west, and should be further explored.

  The increase in the Oxide Gold Resource is due to a combination of additional drilling defining more moderate to high grade mineralisation and the utilisation of uniform conditioning for grade estimation, thus elevating Au grades. Uniform conditioning should be trialled on the sulphide resource, after the internal geological domaining is reviewed.

  The increase in Sulphide Cu Indicated Resource is due to infill drilling and the use of a lower cut-off grade of 0.13 % CuEq in 2012 compared to 0.18 % CuEq in 2011.

1.9.2	Mining and Mineral Reserves

  Additional pit geotechnical data collection and analysis has been completed for both the gold oxide pit walls and as part of the drilling program for the sulphide project. Overall slope angles have been slightly reduced from 2011.

  More than sixty holes have been drilled for hydrogeologic characterization to depths greater than 300 m. The wells and piezometers have subsequently been used for measuring groundwater levels and collecting baseline water quality samples.

  The depth to groundwater varies from zero in the pampa and near rivers and streams to more than 150 m in the upland areas of the project. Large quantities of groundwater are present in alluvial deposits near the Rio Yamobamba.
  Fractured arenisca of the Chimu formation also has favourable aquifer properties. Wells in both units are capable of meeting project water-supply needs.

  A numerical groundwater flow model of the project has been constructed

  The current oxides final pit design is similar to the oxides portion contained within the Mineral Reserves pit design.

  The equipment and design characteristics of the Cu sulphide mine are planned to be very similar to the current Au oxide operation.

  The average mining rate during Q4 2012 was 28,000 tpd. Mine production is scheduled to achieve 36,000 tpd in June 2013. The production rate will continue at this level until the first half of 2017 when the production rate will start to wind down.

  The Cu sulphide project preliminary mine plan is based on an initial ore production of 18,000 tpd ramping up to 36,000 tpd and continuing at this rate for the remainder of the mine life.

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  On this basis the sulphide project will have a mine life of 26 years, assuming an initial ore mining rate of 18,000 tpd for the first 7 years and increasing to 36,000 tpd from year 8.

  Improvement and optimisation of the drill and blast is on-going, including blast movement monitoring and improved perimeter blasting.

  The mining method is conventional drill, blast, load, haul, and dump. There is ongoing work to improve efficiencies in all aspects of this cycle. The greatest operational cost in the cycle is the haulage and the greatest focus is on achieving and maintaining efficiency in this area.

  The Sulphide Project mining method will be fully reviewed as part of the ongoing Feasibility Study. The current expectation is to use a similar sized fleet for mining the sulphide pit.

1.9.3	Oxide Treatment – Metallurgy and Processing

The processing of gold oxide material commenced in April 2011.Up to the end of December 2012 a total of 294,515 oz of gold had been placed on the heap for leaching and a total of 252,898 oz of gold had been sold. The cumulative gold recovery to December 31, 2012 is 88.8%. Rio Alto is currently performing reconciliations to confirm production data.

As the project continues it is recommended that:

  The reconciliation of gold produced against the mine plan and resource model is expedited.

  Metallurgical testwork is performed to assess the effect of sodium cyanide concentration on gold recovery.

  Samples reflective of the mine plan are prepared and routinely tested to determine expected metallurgical recoveries and associated processing criteria.

1.9.4	Sulphide Treatment – Metallurgy and Processing

La Arena sulphide material contains copper and gold mineralisation. Copper occurs as chalcopyrite, bornite, covellite and chalcocite in varying amounts. Trace amounts of molybdenum as molybdenite is also observed. Pyrite is the most dominant sulphide mineral. Quartz, phyllosilicates and feldspars account for most of the nonsulphide minerals. Gold is mostly associated with sulphide and quartz material. Gold associated with sulphides accounts for approximately 49% and quartz accounts for approximately 47%. Liberated gold accounts for less than 4%. Selective flotation has been chosen as the preferred method for treating the material.

Comminution testwork classifies La Arena sulphide material in the “Soft” category. The material has low resistance to impact breakage. The abrasion index for this material is also low.

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Flotation testwork has identified a primary grind of 80µm K80 is required to achieve suitable mineral liberation. A rougher concentrate is produced and then cleaned. The resulting concentrate is reground to approximately 35µm K80 in sodium cyanide. The reground material is subjected to three stages of cleaning. For material in the range of 0.25% Cu to 0.45% Cu, testwork has shown that marketable concentrates can be readily made with recoveries ranging in the high eighty to the low ninety percent.

Controlling the activation of pyrite is critical to the successful treatment of La Arena material. Grinding, reagents and pH control are the variables used to achieve this. These variables are also where opportunities exist for optimizing the current flowsheet. To this end it is recommended that grinding optimization studies (assessing primary grinding and regrinding) are performed and alternative reagent suites are assessed. To advance the development of the La Arena sulphide project to a feasibility level study it is also recommended that:

  Samples reflective of the production plan are prepared and tested using the final flowsheet.

  A suite of metallurgical tests are performed using site water.

1.9.5	Project Infrastructure

  Road access to the La Arena Project is very good and is being further improved. The road between site and Trujillo will be completely asphalt by December 2013.

  Significant infrastructure for the Oxide Gold Leach Project has been established. Ongoing work for leach pad construction will continue through 2013.

  Connecting to a new high tension 220 kVA powerline near the La Arena Project will be a major future benefit for both the Gold Oxide and Sulphide Projects.
  Work on this connection should be expedited. This connection is planned to be operational in March 2014.

  Water supply with a capacity of 5 l/s is established from the area known as the Pampa, a second water supply for the Oxide Project is installed to the north of Calaorco pit. This is expected to yield 10 l/s. Hydrogeological consultants are studying water supply options for the Sulphide Project. Significant water will also be recovered and re-used from the sulphide plant TSF.

  A new and more suitable site for the TSF has been identified and evaluated to PFS level and will be considered in more detail as part of the Sulphide Project feasibility study.

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1.9.6	Capital and Operating Costs

  Capital costs incurred to date for the Gold Oxide Project are higher than feasibility study estimates, especially for surface rights and leach pad costs, however the feasibility study was for an ore processing rate of 24,000 tpd.

  Ore and waste mining is currently under capacity to achieve the planned 36,000 tpd of oxide ore and additional fleet is to be deployed in 2013. As such the mining operations costs are expected to become more consistent by Q4 2013.

  Reagent costs are expected to remain stable for the foreseeable future however the power cost for processing will drop from $0.35 kWhr to $0.07 kWhr once the mine is connected to the national grid in March 2014.

  The Sulphide Project has been studied to PFS level. Hatch has completed the plant design and Golder has completed the TSF design. Further work to reduce the capital costs for the 18,000 tpd concentrator plus to estimate costs for the future expansion to 36,000 tpd is planned.

  Sulphide Project operating costs are reasonably based on current oxide mining costs and will be revised in detail as part of the feasibility study.

1.9.7	Overall

From the work completed to date on the La Arena Project the gold oxide dump leach project is deemed by the Qualified Persons to be at commercial production level and the sulphides project is at pre-feasibility level, as defined by NI43-101, and is reasonably robust technically, socially and environmentally and is expected to make a reasonable return on expected funds to be expended.

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2	INTRODUCTION

2.1	Issuer and Terms of Reference

The listed Qualified Persons have been commissioned by Rio Alto Mining Limited (Rio Alto), a reporting issuer in the Provinces of Alberta, British Columbia and Ontario whose common shares are listed for trading on the TSX, to prepare an independent Technical Report (Report) that would provide a summary of the La Arena gold-copper project (La Arena Project) in Peru and in particular the latest Mineral Resources and Mineral Reserves and the results of the gold oxide dump leach project operations to the Effective Date.

This Report is to comply with disclosure and reporting requirements set forth in the Toronto Stock Exchange Manual, National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101), Companion Policy 43-101CP to NI 43-101, and Form 43-101F1 of NI 43-101.

The Report is also consistent with the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ of December 2004 (the Code) as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

Furthermore, this Report has been prepared in accordance with the ‘Code for the Technical Assessment and Valuation of Mineral and Petroleum Assets and Securities for Independent Experts Reports (the “VALMIN Code”) as adopted by the Australasian Institute of Mining and Metallurgy (“AusIMM”). The satisfaction of requirements under both the JORC and VALMIN Codes is binding on the authors as Members of the AusIMM.

No author of this report has any material interest in Rio Alto or related entities or interests. Apart from Mr Enrique Garay, Vice President, Geology of Rio Alto, the relationship with Rio Alto is solely one of professional association between client and independent consultants. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

2.2	Sources of Information

In addition to site visits undertaken to the La Arena Project the authors of this report have relied on information provided by Iamgold, discussions with Rio Alto, and a number of studies completed by other internationally recognized independent consulting and engineering groups. A full listing of the principal sources of information is included in Section 27 of this report.

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The authors have made all reasonable enquiries to establish the completeness and authenticity of the information provided and identified, and a final draft of this report was provided to Rio Alto along with a written request to identify any material errors or omissions prior to final submission.

2.3	Site Visits

Mr Linton Kirk most recently visited La Arena on the 23 – 24 October 2012 and has completed several site visits since the original visit on 5 – 6 November 2007. Mr Ian Dreyer most recently visited site on 11 – 13 October 2012 and also visited 2 –5 August 2011. Mr Christopher Kaye last visited site on 25 – 27 May. Mr Enrique Garay has visited the site numerous times since November 2010. During these visits the authors reviewed the data collection procedures and geology, mining, processing, environmental and waste disposal aspects of the project.

2.4	Report Responsibilities

Specific sections of the report that the Qualified Persons are responsible for are provided in Table 2.4_1 and are repeated in the attached Qualified Persons certificates.

Table 2.4_1 Qualified Persons-Report Responsibilities
Who		Section
Enrique Garay	(Rio Alto Mining Limited)	7, 8, 9, 10, 23
Ian Dreyer	(Andes Mining Services)	11, 12, 14
Linton Kirk	(Kirk Mining Consultants)	4, 5, 15, 16, 18, 19, 20, 22, 24
Chris Kaye	(MQes)	13, 17
Combined		1, 2, 3, 6, 21, 25, 26

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2.5	Units of Measurements

All monetary dollars expressed in this report are in United States dollars (“US$”). Quantities are generally stated in SI units, including metric tons (tonnes (t), kilograms (kg) or grams (g) for weight; kilometres (km), metres (m), centimetres (cm) and millimetres (mm) for distance; square kilometres (km²) or hectares (ha) for area; and grams per tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Precious metal grades may also be expressed in parts per billion (ppb), and quantities may be reported in troy ounces.

Copper and molybdenum are also expressed as a percentage of metal contained by weight or in pounds (lbs) and some other measurements have also been included in both imperial and metric terms where this may assist the reader.

2.6	Abbreviations

A full listing of abbreviations used in this report is provided in Table 2.6_1 below.

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Table 2.6_1 List of Abbreviations
	Description		Description
$	United States of America dollars	kW	kilowatt
“	inches	kWhr/t	kilowatt hours per tonne
µ	microns	l/hr/m²	litres per hour per square metre
3D	three dimensional	lb	pound (weight)
AAS	atomic absorption spectrometry	M	million
ADR	adsorption, desorption and refining	m	metres
Ag	silver	Ma	million years
Al	aluminium	MIK	Multiple Indicator Kriging
ARD	acid rock drainage	mm	millimetres
As	Arsenic	Mo	molybdenum
Au	Gold	Moz	million ounces
AusIMM	Australasian Institute of Mining and Metallurgy	Mtpa	million tonnes per annum
Ba	Barium	MW	megawatt
Bi	Bismuth	N (Y)	northing
bcm	bank cubic metres	NaCN	sodium cyanide
Be	Beryllium	NI	National Instrument (of Canadian securities regulators)
Ca	Calcium	NPV	net present value
CaO	calcium oxide	NQ2	47.6mm inside diameter diamond drill rod/bit/core
CIM	Canadian Institute of Mining, Metallurgy and Petroleum	NSR	net smelter return
cm	Centimetre	ºC	degrees centigrade
Co	Cobalt	OK	Ordinary Kriging
Cu	Copper	oz	troy ounce
DC	Diamond core drillhole	P80	80% passing
DMT	dry metric ton	P90 -75µ	90% passing 75 microns
DTM	digital terrain model	PAF	potentially acid forming
E (X)	Easting	PFS	Pre-feasibility study
EIA	environmental impact assessment	Pb	Lead
EPCM	engineering, procurement and construction management	ppb	parts per billion
equ	Equivalent	ppm	parts per million
Fe	Iron	QAQC	quality assurance quality control
FEL	front end loader	QC	quality control
g	Gram	RC	reverse circulation (drilling)
G&A	general and administration	rc	refining charge
g/t	grams per tonne	RL (Z)	reduced level
GDP	gross domestic product	ROM	run of mine
ha	Hectare	RQD	rock quality designation
HDPE	high density poly ethylene	S	Sulphur
Hg	Mercury	SAG	semi autogenous grinding
hp	horse power	SD	standard deviation
HQ2	63.5mm inside diameter diamond drill rod/bit/core	SG	Specific gravity
hr	Hours	SMU	Selective mining unit
ID3	Inverse distance cubed grade estimaion	t	tonnes
IP	Induced polarisation	t/m³	tonnes per cubic metre
IRR	internal rate of return	TC	treatment charge (smelting)
ISO	International Standards Organisation	tpa	tonnes per annum
JORC	Joint Ore Reserves Committee (of the AusIMM)	tpd	tonnes per day
k	thousand	TSF	tailings storage facility
kg	kilogram	TSX	Toronto Stock Exchange
kg/t	kilogram per tonne	UTM	Universal Transverse Mercator (coordinate system)
km	kilometres	VAT	Value Added Tax
km²	square kilometres	WMT	wet metric ton
kPa	kilopascal	Zn	Zinc

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3	RELIANCE ON OTHER EXPERTS

The authors of this report are not qualified to provide comment on legal issues, including status of tenure, and taxation associated with the La Arena property referred to in this report. Assessment of these aspects has relied heavily on information provided by Rio Alto’s advisors which has not been independently verified by the authors, and this report has been prepared on the understanding that the properties are, or will be, lawfully accessible for evaluation, development, mining and processing.

The authors have relied on Rio Alto’s lawyers Gallo Barrios Pickmann Abogados, of Lima Peru for their opinion on the title for the La Arena mineral concessions and for laws relevant to the La Arena Project.

The authors have also relied on La Arena SA’s Environmental Impact Study. approved on July 20, 2010 by the General Bureau of Environmental Affairs of the Ministry of Energy and Mines, for the design of a 24,000 tpd of run-of-mine (ROM) ore to leach pad gold oxide dump leach mine, on social and environmental opinions provided by Tecnología XXI S.A. contained in the Environmental Impact Study for the gold oxide Project of February 2010, and on social and environmental opinions provided by Mr Max Schwarz contained in his report “Revised Preliminary Social & Environmental Due Diligence & Risk Report for the La Arena Project (Rio Alto Mining Limited) of 24 March 2008.

No warranty or guarantee, be it express or implied, is made by the authors with respect to the completeness or accuracy of the legal, taxation and environmental aspects of this report. The authors do not accept any responsibility or liability in any way whatsoever to any person or entity in respect of these parts of this document, or any errors in or omissions from it, whether arising from negligence or any other basis in law whatsoever.

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4	PROPERTY DESCRIPTION AND LOCATION

4.1	Property Location

The La Arena Project is located in Northern Peru, 480 km NNW of Lima, capital of Peru, refer to Figure 4.1_1. Access to La Arena is a 710 km drive on paved highway or upgraded road from Lima. Politically, La Arena falls within the Huamachuco district, Sánchez Carrión province and Region of the La Libertad. The average altitude is 3,400 meters above sea level (m.a.s.l.) and the Project is located in the eastern slope of the Western Cordillera, close to the Continental Divide and rivers flow towards the Atlantic Ocean through a network of valleys.

The geographic coordinates of the main gold and copper mineralization are:

  Latitude 07° 50’S, Longitude 78° 08’W.

The U.T.M. coordinates are:

  9 126 360 N, 816 237E.

4.2	Mineral Tenure and Status

The mineral concessions pertaining to the La Arena Project have a total available area of 27,340.34 hectares. They are fully owned and registered in the name of La Arena S.A.

The mining concessions are in good standing. Based on publicly available information, no litigation or legal issues related to the mining concessions comprising the project are pending.

The mineral resource identified so far in the La Arena deposit is completely contained within the mining concession “Maria Angola 18”. This mining concession is free of any underlying agreements and/or royalties payable to previous private owners. However, the Ferrol N°5019, Ferrol N°5026 and Ferrol N°5027 mining concessions, which are partially overlapped by Maria Angola 18 (as detailed in Figure 4.2_1) are subject to a 2% Net Smelter Return (NSR) royalty, payable to their previous owners.

Mining concessions Florida I, Florida IA, Florida II, Florida IIA, Florida III and Florida IIIA are subject to a 1.6% NSR royalty. Mining concessions Peña Colorada, Peña Colorada I, Peña Colorada II and Peña Colorada III are subject to a 1.4% NSR royalty.

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Figure 4.1_1
Project Location Map

TUMBES
ECUADOR
PIURA
LAMBAYEQUE
CHICLAYO
CAJAMARCA
LA ARENA
TRUJILLO
CHIMBOTE
HUARAZ
PACIFIC OCEAN
TALARA
SULLANA
PAITA
AYABACA
HUANCABAMBA
DEPRESION BAYOVAR
SAN IGNACIO
BAGUA
JAEN
LUYA
CUTERVO
CHOTA
CONTUMAZA
ASCOPE
OTUZCO
PATAZ
CORONGO
CARHUAZ
AIJA
CAJATAMBO
LIMA
COLOMBIA
BRASIL
BOLIVIA
CHILE
MAP ZONE
0 50 100 150 200
Km (Approx.)
LEGEND
DEPARTMENT CAPITAL
PROVINCE CAPITAL
DISTRICT CAPITAL
PAN AMERICAN HIGWAY
RIVERS
LA ARENA PROJECT
LOCATION MAP

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Figure 4.2_1
La Arena Project Mining Concessions

N
Legend
OXIDE PIT
LA ARENA
NSR PROPERTY
OTHERS
790000
795000
800000
805000
810000
815000
820000
825000
9145000
9140000
9135000
9130000
9125000
9120000
0
3
6
Km
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20

N°	MINERAL CLAIM	HECTARES	STATUS
1	ACUMULACION LA ARENA	19014.05	Concesión
2	MICHE 33	100	Concesión
3	CARBONERA SANAGORAN TRES	100	Concesión
4	CHURGO-1	600	Concesión
5	RAMX-7	800	Concesión
6	RAMX-8	200	Concesión
7	CARBON SAN FRANCISCO 2011 III	100	Concesión
8	FLORIDA I (NSR 1.8%)	600	Concesión
9	FLORIDA I A (NSR 1.6%)	400	Concesión
10	FLORIDA II (NSR 1.7%)	600	Concesión
11	FLORIDA II A (NSR 1.6%)	400	Concesión
12	FLORIDA III (NSR 1.7%)	300	Concesión
13	FLORIDA III A (NSR 1.6%)	700	Concesión
14	PEÑA COLORADA I (NSR 1.4%)	1000	Concesión
15	PEÑA COLORADA II (NSR 1.4%)	800	Concesión
16	PEÑA COLORADA III (NSR 1.4%)	600	Concesión
17	PEÑA COLORADA (NSR 1.4%)	480.2955	Concesión
18	EL FERROL Nº 5019 (NSR 2.0%)	59.9995	Concesión
19	EL FERROL Nº 5026 (NSR 2.0%)	286	Concesión
20	EL FERROL Nº 5027 (NSR 2.0%)	200.0006	Concesión
	TOTAL Has	27340.3456

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4.3	Environmental Liabilities

By means of Ministerial Resolution No. 096-2010-MEM/DM, dated March 4, 2009, the General Mining Bureau of the Ministry of Energy and Mines has updated the “Preliminary Roster of Mining Environmental Liabilities (2006)” (“Roster”) of such ministry. From the legal review of the publicly available version of the abovementioned document, it has been identified that the following Mining Environmental Liability has been included in the Roster.

Table 4.3_1 Mining Environmental Liability
Name	Type	Coordinates UTM PSAD 56		Mineral Right	Titleholder of the Mineral Right
		East	North
La Florida I	Mining labour	823,378	9,124,708	Florida I	- Calcáreos Industriales Perú
					E.I.R.L. - IAMGOLD PERU S.A.
					- La Arena S.A.
					- Sociedad Minera Cambior Perú S.A.

According to the “Law on Mining Environmental Liabilities” – Law 28271 and its Regulations, approved by Supreme Decree 059-2005-EM, as amended, a “Mining Environmental Liability” is defined as a facility, effluent, emission, remaining or waste dump caused by abandoned or inactive mining operations, representing a permanent and/or potential risk to human health, the ecosystem and property.

As a general rule, such law establishes that the responsibility to remediate Mining Environmental Liabilities lies with its generator. However, the aforesaid law also establishes that performing works in an area of a mining environmental liability entails the assumption of remediation obligations by the titleholder performing those works.

Third parties can voluntarily assume the remediation of mining environmental hazards. Likewise, third parties can re-use mining environmental liabilities in order to obtain precious metals, if any, after assuming the liability for the remediation of the site.

Additionally, the following environmental damages were identified during the field work conducted for the purposes of the 2006 Pre-Feasibility Study:

  In the vicinity there is an old mine called Tambo Chiquito Mine (former Florida Mine), which drains from a coal mine on the left bank of the Yamobamba river.
  This is an old underground mine located 10km South East from La Arena which was abandoned approximately 50 years ago. There are still remains from the plant, abandoned camps and offices, as well as three small waste dumps with a total of 6 000 m3 of tailings which are not confined.

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  Drainages of residual acidity and mine water (pH 3.5) to the Tambo Chiquito Creek, which is a tributary to the Yamobamba River. However the creek is now stabilized and does not represent a significant environmental risk to the Yamobamba River at present.

The environmental liability that may have been generated by previous exploration activities at La Arena are not significant, and is being managed in an environmentally efficient way, in close coordination with the community and/or individual owners who may also have been involved in such activities.

La Arena has completed a survey to update and identify the existence of any other environmental liabilities. The results of the study were reported to the Ministry of Energy and Mines. No significant environmental liabilities were found.

4.4	Permitting

The La Arena Project is subject to various Peruvian mining laws, regulations and procedures. Mining activities in Peru are subject to the provisions of the Uniform Text of General Mining Law (“General Mining Law”), which was approved by Supreme Decree No. 14-92-EM, on June 4, 1992 and its several subsequent amendments and regulations, as well as other related laws. Under Peruvian law, the Peruvian State is the owner of all mineral resources in the ground. Rights over such mineral resources are granted by means of the “Concession System”.

The Concession System provides for the existence of four (4) different types of concessions for the mining industry, which grant the titleholder the right to perform different activities related to the mining industry, as follows:

  Mining Concessions, which grant their titleholder the right to explore and exploit the mineral resources located within the boundaries of said concession. Mining Concessions are classified into metallic and non-metallic, depending on the substance, without there being any overlapping or priority between concessions of different substances within the same area;

  Processing Concessions, which grant their titleholder the right to extract or concentrate the valuable part of an aggregate of minerals extracted and/or to smelt, purify or refine metals, whether using a set of physical, chemical and/or physical-chemical processes;

  General Work Concessions, which grant their titleholder the right to provide ancillary services to two or more mining concessions; and,

  Mining Transport Concessions, which grant their titleholder the right to install and operate non-conventional continuous transportation systems for mineral products between one or several mining centres and a port or processing plant, or a refinery or one or more stretches of these routes.

Mining concessions are considered immovable assets and are therefore subject to being transferred, optioned, leased and/or granted as collateral (mortgaged) and, in

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general, may be subject to any transaction or contract not specifically forbidden by law. Mining concessions may be privately owned and no minimum state participation is required. Buildings and other permanent structures used in a mining operation are considered real property accessories to the concession on which they are situated.

4.4.1	Annual Validity Fees and Maintenance Obligations

License Fees

Pursuant to article 39 of the General Mining Law, titleholders of mining concessions shall pay an annual License Fee (Derecho de Vigencia) by June 30 of each year in the amount of $3.00 per hectare. Failure to comply with License Fee payments for two consecutive years causes the termination (caducidad) of the mining concession. According to article 59 of the General Mining Law, the payment for one year may be outstanding and the mining concessions will remain in good standing. The outstanding payment for one year can be paid within January 1 and June 30 of the following year (i.e. payment in arrears).

Minimum Production Obligation

Legislative Decree 1010, dated May 9, 2008 and Legislative Decree 1054, dated June 27, 2008 amended several articles of the General Mining Law regarding the Minimum Production Obligation, establishing a new regime for compliance with such obligation (“New MPO Regime”).

According to the New MPO Regime, titleholders of metallic mining concessions must reach a minimum level of annual production (“Minimum Production”) of at least one (1) Tax Unit or “UIT”,1 within a period of ten years, counted as from January 1st of the year following that in which title to concession was granted.

In the event the titleholder does not reach Minimum Production within the 10 year period referred to in the preceding paragraph, the mining concession will be terminated.

Nevertheless, a mining concession that did not reach Minimum Production during the 10 year period referred to above may remain in force for an additional five (5) years, to the extent the titleholder complies with the payment of a penalty equivalent to 10% of the applicable Minimum Production per hectare per year (“Penalty”), until the mining concession reaches Minimum Production.

Notwithstanding the aforementioned, even in the event the titleholder does not reach Minimum Production within the period of 15 years referred to above, the mining

[1] Pursuant to Supreme Decree 264-2012-EF, dated December 12, 2012, the Tax Unit for the year 2013 was set at S/.3,700 (approximately US$1,370

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concession may remain in force for a period of up to five (5) additional years in the following scenarios:

  if the titleholder pays the applicable Penalty and incurs in investments in the concession in the order of at least ten times the applicable Penalty; or,

  in case the titleholder failed to reach Minimum Production due to events of force majeure, duly recognized and acknowledged by the Ministry of Energy and Mines.

In the event the titleholder does not reach Minimum Production within a period of 20 years counted as from the year following that in which title to concession was granted, the mining concession will be terminated.

Notwithstanding the aforementioned, the Regulations for Legislative Decree 1010 and Legislative Decree 1054, dated October 10, 2008, established that -in the case of mining concessions that were granted title on or before October 10, 2008- the term for complying with the New MPO Regime will be initiated as of January 1, 2009.

Nevertheless, according to the abovementioned regulations, in the case of mining concessions that were granted title on or before October 10, 2008 (as is the case of the mining concessions comprising La Arena), until the ten (10) year term for reaching Minimum Production established by the New MPO Regime elapses, these mining concessions will be subject to the provisions of the General Mining Law, as they stood before their amendment by Legislative Decree 1010 and Legislative Decree 1054 (“Former MPO Regime”) which will continue to apply for such period of time.

According to the Former MPO Regime, metallic mining concession titleholders must reach Minimum Production of at least $100.00 in gross sales per hectare per year, within a period of 6 years, counted as of January 1st of the year following that in which title to concession was granted.

In the event that Minimum Production was not reached within the 6 year period, a penalty shall be paid by the titleholder in the amount of $6.00 per hectare per year until Minimum Production is reached. Should such failure to comply continue beyond the eleventh year, the penalty will be increased to $20.00 per hectare per year.

However, the penalty will not be charged if the titleholder evidences that investment equivalent to ten times the applicable penalty was performed in the mining concession during the previous year.

4.4.2	Royalties

In June 2004, Peru’s Congress approved royalties to be charged on mining projects. In September 2011 the Government, by Law Nº 29788, modified the mining royalty regime since October 1st, 2011.

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With this new regime, mining royalties are calculated over a quarterly operating profit obtained by mining agents engaged in the exploitation of metallic and non-metallic resources, and is no longer calculated in monthly mineral sales.

The new applicable rates for the determination of the mining royalty are ranging from 1% to 12%, depending on the company's operating margin, with a minimum payment equivalent to 1% of the revenues generated by sales in the calendar quarter.

The payment of the mining royalty is considered as an expense for determining the corporate Income Tax.

It should be noted that changes to the mining royalty regime will apply only to mining companies that have not signed a “Mining Guarantee Agreement” with the Peruvian Government, according to Clause 4.4.5.

4.4.3	Ownership of Mining Rights

Pursuant to the General Mining Law:

  Mining rights may be forfeited only due to a number of enumerated circumstances provided by law (i.e. non-payment of the validity fees and/or noncompliance with the Minimum Production Obligation);

  Equal rights to explore for and exploit minerals by way of concession may be granted to either Peruvian nationals or foreigners, except on concessions located within 50km of the Peruvian international borderline, which require for foreign owners an express authorization from the State; and

  The right to sell mining production freely in world markets is established. Peru has become party to agreements with the World Bank’s Multilateral Investment Guarantee Agency and with the Overseas Private Investment Corporation.

4.4.4	Taxation and Foreign Exchange Controls

Corporate net income is taxed at a rate of 30% of annual net income, subject to an additional 4.1% withholding tax at the time profits are distributed to shareholders. Advance monthly payments are required on a percentage of gross income, subject to a final settlement in March of the following business year (January 1 through December 31).

There are currently no restrictions on the ability of a company operating in Peru to transfer dividends, interest, royalties or foreign currency to or from Peru or to convert Peruvian currency into foreign currency.

Congress has approved a Temporary Net Assets Tax, which applies to companies subject to the General Income Tax Regime. Net assets are taxed at a rate of 0.4% on the value exceeding Nuevo Sol 1,000,000 (approximately $300,000). Taxpayers must file a tax return during the first 12 days of April and the amounts paid can be used as a

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credit against Income Tax. Companies which have not started productive operations or those that are in their first year of operation are exempt from the tax.

The Tax Administration Superintendence is the entity empowered under the Peruvian Tax Code to administer central government taxes. The Tax Administration Superintendence can enforce tax sanctions, which can result in fines, the confiscation of goods and vehicles, and the closing of a taxpayer’s offices.

A worked example of royalty and taxations costs is included in Section 22.3.

4.4.5	Stability Agreements

The General Mining Law provides to holders of mining rights the option of signing stability agreements with the Peruvian Government in connection with investments made to commence new mining operations or expand existing mining operations. Mining companies can obtain two complementary regimes (generally it is suitable that one company/operation have both regimes) of legal stability, the “General Legal Stability Agreement”, which is signed with PROINVERSION, a government agency to encourage private investments; and the “Mining Guarantee Agreement”, that is specific for mining companies.

In order to qualify, companies must submit satisfactory documentation to the Government regarding the amount of investment.

4.4.6	Environmental Laws

The Peruvian Political Constitution of 1993 contains the following legal principles regarding environmental matters:

Article 2 establishes that every person has the fundamental right to live in a healthy and balanced environment to allow him to fully develop his life.

Articles 66 to 68 establish that:

  It is the duty of the State to establish a National Environmental Policy, which must pursue the sustainable use of the country’s natural resources (the Ministry of the Environment published the National Environmental Policy on May 23, 2009); and,

  The State is obligated to promote and preserve biodiversity, by creating protected natural areas and fostering the sustainable use of the Amazon rainforest.

The ministries and supervisory agencies for each economic sector (for example, energy and mines, industry, commerce, agriculture, transport and communications) are competent regarding the application of environmental laws and regulations to companies and projects within their respective sectors, despite the powers of regional

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and local governments under the Political Constitution. This is known as the "sectorial approach", which has been the Peruvian model since the 1990s.

However, under Legislative Decree 1013, approved on May 14, 2008, the government created the Ministry of the Environment to coordinate all environmental matters at the executive level. Currently, the Ministry of the Environment is still being implemented and its areas of competence being defined, but it has already assumed, and is likely to continue to assume further competencies currently held by other ministries and supervisory agencies.

The Peruvian General Environmental Law, Law No 28611, approved on October 15, 2005, establishes that companies are responsible for the emissions, effluents, discharges and other negative impacts generated as a consequence of their activities on the environment, health or natural resources.

In connection with the above, the Law on the National System for Environmental Impact Evaluation, Law 27446, approved on April 22, 2001, and its regulations (2009) establishes an obligation to have an environmental study approved by the corresponding sectorial authority before the development of projects of public or private investment that may cause negative impacts to the environment.

Under this law, based on their environmental risks, investment projects are classified as follows:

  Category I: Projects that do not cause significant negative impacts on the environment. Titleholders of projects under Category I must file a simplified Environmental Impact Statement (“DIA”) before the corresponding authority of the relevant sector.

  Category II: Projects that may cause moderate negative impacts on the environment. Titleholders of projects under Category II must file a Semi- detailed Environmental Impact Assessment (“EIAsd”) before the corresponding authority of the relevant sector.

  Category III: Projects that may cause significant negative impacts on the environment. Titleholders of projects under Category III must file a full Environmental Impact Assessment (“EIA”) before the corresponding authority of the relevant sector.

In conclusion, the approval of the corresponding environmental study constitutes an essential requirement for the conduction of investment projects that involve environmental risks.

Environmental Legal Framework Applied to Mining Activities

The “Environmental Regulations for the Development of Mining and Metallurgic Activities”, approved by Supreme Decree 016-93-EM, dated May 1, 1993, and the “Regulations on Environmental Protection for the development of Mining Exploration

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Activities”, approved by Supreme Decree 020-2008-EM, dated April 2, 2008, are the controlling regulatory bodies that establish, among others, the environmental requirements to conduct mining activities within the country.

Regarding said legal framework, the General Bureau of Environmental Affairs (“DGAAM”) of the Ministry of Energy and Mines (“MEM”) is the competent governmental agency to approve the appropriate environmental studies required for conducting mining activities in the country, while the Environmental Inspections and Auditing Bureau (OEFA) of the Ministry of the Environment is currently the competent agency to inspect and audit mining projects and operations in order to secure compliance with environmental obligations and related commitments.

Mining Exploration Activities

In connection with the environmental aspects specifically related to the development of mining exploration projects, currently these are governed by the Regulations on Environmental Protection for the development of Mining Exploration Activities, approved by Supreme Decree 020-2008-EM.

Pursuant to the abovementioned regulations, depending on the size of the exploration activities to be conducted, mining exploration projects are classified into the following two categories:2

  Category I: comprises exploration projects in which:

    the area effectively disturbed is that required for the construction of a maximum of 20 drilling platforms; or,

    the area effectively disturbed does not exceed a total of 10 hectares, including access roads, platforms, trenches and ancillary facilities; or,

    the construction of tunnels does not exceed 50 meters in length.

In order to conduct exploration activities under this category, titleholders shall previously have a DIA duly approved by the DGAAM of the MEM.

  Category II: comprises exploration projects in which:

    the area effectively disturbed is that required for the construction of more than 20 drilling platforms; or

    the area effectively exceeds a total of 10 hectares, including access roads, platforms, trenches and ancillary facilities; or,

    the construction of tunnels exceeds 50 meters in length

[2] Pursuant to article 19 of Supreme Decree 020-2008-EM, the conduction of mining exploration projects where there is little or no alteration to the surface (e.g. geological and geophysical studies, topographic analysis, among others) does not require the prior approval of an environmental study.

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In order to conduct exploration activities under this category, titleholders shall previously have an EIAsd duly approved by the DGAAM of the MEM.

Notwithstanding the above, it should be noted that the approval of the corresponding environmental study does not grant the titleholder the right to start conducting exploration activities, given that, titleholders of mineral rights are also required to obtain the following:

  All governmental consents and permits legally required to conduct the activities detailed in the corresponding environmental study (e.g. authorizations for water use, for hydrocarbon storage, among others); and, the right granted by the owner to use the surface land required for the development of the project.

Mine Development, Exploitation and Processing Activities

Pursuant to the “Environmental Regulations for the Development of Mining and Metallurgic Activities”, approved by Supreme Decree 016-93-EM, prior to conducting mine development, exploitation and processing activities, titleholders of mining concessions must have an EIA duly approved by the DGAAM of the MEM.

However, it is worth mentioning that approval of the corresponding EIA does not authorize the immediate conduct of such activities considering that, under the abovementioned regulations, before the start-up of mine development, exploitation and processing activities, titleholders are required to obtain the following:

  the surface rights required for the development of the mining project;

  all other permits, licenses, authorizations and approvals required by national law, in accordance with the environmental commitments established in the corresponding EIA;

  resolution of approval of the corresponding Mine Closure Plan duly approved by the DGAAM of the MEM.

Regarding the requirement mentioned in the second point, following is a list of the most common permits, licences and authorizations required for the development, exploitation and processing activities:

  License for the use of water with mining purposes issued by the National Authority of Water (“ANA”).

  Authorization for the discharge of industrial wastewaters issued by the National Authority of Water (“ANA”).

  Authorization for the discharge of domestic wastewaters issued by the National Authority of Water (“ANA”).

  Authorization for the operation of septic tanks issued by the General Bureau of Environmental Health (“DIGESA”).

  Processing concession issued by the MEM.

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  Authorization for the operation of explosive storage.

  Authorization for the operation of fuel storage facilities issued by OSINERGMIN.

  Authorizations for the use of controlled chemicals and supplies issued by the Ministry of Production and the Ministry of the Interior (through the “DINANDRO”).

  Authorization for the operation of telecom services issued by the Ministry of Transport and Communications.

4.4.7	Mine Closure and Remediation

Exploration Activities

Regarding environmental remediation of areas affected by mining exploration activities, the “Regulations on Environmental Protection for the Development of Mining Exploration Activities”, approved by Supreme Decree 020-2008-EM, establishes that titleholders of mining exploration projects shall comply with conducting “progressive closure”, “final closure” and “post closure” measures as established in the corresponding environmental study and under the terms and conditions established therein. Any amendment of the closure measures or of its execution terms requires the prior approval of the DGAAM of the MEM.

As an exception, pursuant to the “Law on Mine Closure” – Law 28090, published on October 14, 2003, and its regulations, approved by Supreme Decree 033-2005-EM, dated August 15, 2005, titleholders of mining exploration activities that include the development of “underground works requiring the removal of more than ten thousand (10,000) tons of material or more than one thousand (1,000) tons of material with an acidity potential (AP) ratio less than three (NP/AP – 3), in representative samples,” must file an specific Mine Closure Plan prior to the start-up of an exploration project.

According to the aforesaid law, the concept of “Mine Closure Plan” is defined as an environmental management tool that comprises technical and legal actions intended to remediate the areas affected by the development of mining activities, which shall be performed before, during and after the closure of mining operations.

Mining Development, Exploitation and Processing

As of the date of Supreme Decree 033-2005-EM, which regulates Law 28090 above, prior to the start-up of mining activities, including mine development, exploitation and processing, titleholders are required to have a Mine Closure Plan, duly approved by the DGAAM of the MEM in order to be authorized to carry out such activities.

Regarding the above, the Peruvian legal framework covering Mine Closure Plans includes a number of financial requirements intended to secure the performance of the closure obligations by the titleholders of mining projects. In case of non-compliance, these financial requirements allow the mining authority to promptly and effectively foreclose the financial guarantees from titleholders and complete the Mine

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Closure Plans as approved, thus preventing the generation of mining environmental liabilities.

4.4.8	Workers Participation

Under Peruvian law, every company that generates income and has more than twenty workers on its payroll is obligated to grant a share of its profits to its workers. For mining companies, the percentage of this profit-sharing benefit is 8% of taxable income. Cooperative, self-managed companies, civil partnerships and companies that do not have more than twenty workers are exempt from this profit-sharing obligation. Both permanent and contract workers must be taken into account for purposes of these laws; the only legal requirement is that such workers must be registered on a company’s payroll.

The profit-sharing amount made available to each worker is limited to 18 times the worker’s monthly salary, based upon their salary at the close of the previous tax year.

In case there is a remnant between the 8% of taxable company’s income and the limit of the workers profits participation, this remnant shall be used for the creation of a fund with the purpose of worker training and job promotion, as well as public investment projects.

4.4.9	Regulatory and Supervisory Bodies

The five primary entities in Peru that regulate and supervise mining companies are the Ministry of Energy and Mines (“MEM”), the National Institute of Concessions and Mining Cadastre (“INGEMMET”), the Supervisory Entity for the Investment in Energy and Mining (“OSINERGMIN”), the Labour Ministry (“MINTRA”) and, as previously described, the recently created Environmental Inspections and Auditing Bureau (“OEFA”) of the Ministry of the Environment.

The MEM promotes the integral and sustainable development of mining activities, as well as regulates all the activities in the Energy and Mines sector.

The INGEMMET is the Government Entity in charge of granting mining concessions, which entitles the concession holder the right to explore and exploit the area in which boundaries such concessions are located.

OSINERGMIN and MINTRA oversees regulatory compliance with safety, job-related health, contractors, and mine development matters, while OEFA oversees regulatory compliance with environmental regulation, investigating and sanctioning the breach of any environmental obligation.

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Other Peruvian governmental agencies involved with mining companies include the:

  National Service of Natural Protected Areas (SERNANP) of the Ministry of the Environment, which supervises and verifies the activities performed within the boundaries of a Natural Protected Area and its buffer zones, and provides technical opinions regarding the feasibility of developing investment projects within the boundaries on Natural Protected Areas and its buffer zones.

  National Water Authority (“ANA”), which manages all waste discharges into the environment and related issues, particularly those that may affect water sources, its quality and availability, therefore approving the use of water for mining purposes.

  General Bureau of Environmental Health (“DIGESA”), which supervises the quality of water for human consumption and the management of solid waste.

  Culture Ministry (“CM”), which certifies the non-existence of archaeological remains, as typically required for the EIA.

  The Ministry of Internal Affairs (through the “DICSCAMEC”), which authorizes and controls the use of explosive materials and the operation of explosive shacks.

4.5	Project Risks

Natural resources exploration, development, production and processing involve a number of risks, many of which are beyond the Company's control. Project and business risk factors and discussion on these are included in the Company’s quarterly Management Discussion and Analysis and the Annual Information Forms that are filed on SEDAR and the following list is a summary of those. Without limiting the foregoing, such risks include:

  Changes in the market price for gold, silver and copper.

  The Company has limited operating history and there can be no assurance of its ability to operate its projects profitably.

  The Company’s business operations are subject to operational risks and hazards inherent in the mining industry.

  Mineral resource and mineral reserve estimates may be inaccurate

  Actual exploration, development or other costs and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

  Increased competition could adversely affect the Company’s ability to attract necessary capital funding.

  The Company’s insurance coverage does not cover all of its potential losses, liabilities and damage related to its business and certain risks are uninsured or uninsurable.

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  The Company’s activities are subject to environmental laws and regulations that may increase the cost of doing business or restrict operations.

  The Company requires numerous permits in order to conduct exploration, development or mining activities and delays in obtaining, or a failure to obtain, such permits or failure to comply with the terms of any such permits that have been obtained could have a material adverse impact on the Company.

  The Company may experience difficulty in attracting and retaining qualified and experienced personnel.

  Title to the Company’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims or defects.

  The Company’s business is subject to potential political, social and economic instability.

  Changes in taxation legislation or regulations could have a material adverse effect on the Company’s business and financial condition.

  Currency exchange rate fluctuations may affect the cost of the Company’s operations and exploration and development activities.

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5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Project Access

The project can be accessed via a 165 km national roadway from the coastal city of Trujillo directly east towards Huamachuco, passing through Chiran, Shorey/Quiruvilca and the Lagunas Norte project (Barrick Gold Corporation). The road is paved from Trujillo to Agallpampa (97 km) and Shorey to site (38 km) with the balance of 44 km between Agallpampa and Shorey currently being paved with an expected completion date of second half of 2013.An air strip is also present at Huamachuco, a town of approximately 35,000 people located 21 km from La Arena that accommodates small airplanes.

5.2	Physiography and Climate

The topography in the project area is relatively smooth with undulating hills. Elevations vary between 3,000 and 3,600 meters above sea level. In general, the slopes are stable with grades varying between 16º and 27º, and the land is covered with vegetation typical of the area.

On the northern and southern flanks of the deposit localized unstable areas exist where landslides have occurred during previous rainy seasons.

In Peru, the temperature normally varies according to the elevation, approximately 0.8°C per 100 m of elevation change. Average annual temperature data recorded from the La Arena meteorological station is 11.7ºC. The maximum recorded temperature is 22.2°C and the minimum is 1.5ºC.

Total average annual rainfall is 1124 mm/a and the average total annual evaporation rate is 733 mm/a. The average relative humidity varies monthly between 77and 88%.

Maximum precipitation usually occurs during the months of October through March while the months of June to September are the driest. The maximum daily precipitation recorded to date at the La Arena site is 245.6 mm and occurred in February 2012 while minimum precipitation was recorded in July 1998 with a total of 0 mm.

5.3	Hydrology

In September 2012 Golder Associates completed a hydrological study for the proposed new tailings site area that can be applied to all La Arena site. The study included the review and analysis of 13 regional meteorological stations located near the site. Regionally there are no hydrometric stations data that can be used to determine surface water flows and calibrate the information obtained from the

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meteorological stations, flow measurements have only been taken periodically as part of the environmental baseline studies for the sulphide project.

The climatological conditions of La Arena site corresponds to typical climatic conditions found in the northern sierra of Peru, where the weather is mainly controlled by the ground elevation; the geographical location, on the eastern side of the western cordillera; the precipitation annual regime, and local specific climatic conditions.

Wind speed and direction varies according to the season, from June to September the monthly average wind speed is 4.5 m/s with east direction. From October to May, monthly average wind speeds are in the order of 3.7 m/s and east/west directions.

Average annual evaporation has been estimated in 733 mm, with maximum and minimum values of 1029 mm and 555 mm respectively. The evaporation rate for the site is also controlled by the precipitation regime, and the average evaporation rate is lower from December to April (36 to 48 mm) and higher from June to September (70 to 94 mm).

82% of the annual rainfall occurs in six months, from October to April. For the site, average annual precipitation has been estimated at 1124 mm. Total annual precipitation values were also estimated for dry and humid years associated with return periods from 5 to 100 years, as shown in the Table 5.3_1.

Table 5.3_1 La Arena Annual Precipitation Values
Hydrological year	Return period (years)	Total annual rainfall (mm)
Dry	100	777
	50	803
	25	837
	10	900
	5	968
Average		1124
Humid	5	1277
	10	1367
	25	1466
	50	1532
	100	1593

The hydrological study also determined the Probable Maximum Flow (PMF) for the area in order to estimate the size of hydraulic structures of the project, such as dams and drainage systems.

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5.4	Population Centres

The following information is from the Social Baseline Study developed by Tinkuy (2011):

In the area of study there are 1899 inhabitants residing in five communities: Agua Blanca, La Arena, La Ramada, Peña Colorada and Raumate. The community with the smallest number of inhabitants is Agua Blanca (15%) while the most populated one is La Arena (35%). A little more than a half of the total population (52%) is female.

For 2011, more than half of the population (52%) is aged 20 years or younger and 43% of the population is between 20 and 65 years old. These results show a predominantly young population which follows the demographic pattern of the country’s rural population. The average number of members in a household is 5 persons, represented by 22% of households.

The young population moves temporarily or permanently in search for educational services (45%) and a job (28%), mainly to Huamachuco (43%) followed by the city of Trujillo (33%). The majority of emigrants are women (55%).

Immigration to the local area is lower than that of emigration. The majority of those who now live in the local area come from surrounding rural communities.

5.5	Surface Rights

Approximately 2,800 ha of surface lands will be required for the gold oxide and copper-gold sulphide project of which 867 ha have been acquired. The gold oxide project requires approximately 700 ha all of which have been acquired. In addition, the Company has acquired 63 ha of surface rights necessary to build an electrical substation to provide grid power to the gold oxide and copper-gold sulphide projects.

About 90% of the surface rights to be acquired are owned by individuals. Title for such land should be registered in the Public Registry (SUNARP). However the Company estimates that about 70% of the individual titles are properly registered. The Company is assisting land owners with the registration process so that negotiation for the transfer of legal title may proceed.

5.6	Local Infrastructure and Services

All existing and current facilities are designed and constructed to support the gold oxide mining and extraction activities. All working areas of the mine are accessible by well-maintained dual lane gravel roads. The ongoing brownfields drilling and copper sulphide feasibility study work are supported by these facilities.

The ADR processing plant was expanded to 36,000 tpd in 2012. All the required pumping facilities have been installed for both the barren and the pregnant solutions,

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and construction has been completed for the pregnant leach solution pond and major storm pond (fences, lighting, security hut and associated utilities).

All facilities are connected to the internal 22.9 kV power supply.

The dump leach pad construction is on-going. The mine development plan requires approximately 20 Ha of dump leach pad to be constructed per year through to 2014.

An independent analytical and assay laboratory and a metallurgical laboratory (column leach testing) are both operational on site.

An industrial water purification plant has been installed to treat 220 m3/hour to a suitable quality for discharge to the environment.

Other associated facilities constructed in the processing plant are a reagent warehouse, a workshop and offices.

Camp and offices have been constructed on site with facilities to house 550 people. Other site infrastructure that has been constructed in 2012 includes core shed, warehouse, mining workshop and equipment wash-bay, mine entrance and reception facilities and a highway underpass to access the waste dump #2 from the two pits.

The offices all have phone and data connection via satellite link with a total available bandwidth of 4 Mb/sec. A backup capacity of 512 kb/sec is also available and both services are expandable. A cellular phone service has been installed under contract with a major Peruvian service provider. This cell phone service is also available to the general public as a community service provided by La Arena S.A.

Two bores supply water for the processing plant, camp, workshop and other facilities. One is an 80 m deep bore located approximately 1 km from the site offices with a nominal continuous flow capacity of 5 l/s and the other is located to the north of Calaorco pit with a nominal flow of 10 l/s. Sewage and wastewater management facilities are installed.

Power for the ADR processing plant and leach pad pumps are supplied from the powerhouse located near the ADR processing plant. The power house has 3 x 1.8 MW generators in operation and 2 x 1.8 MW generators on standby. Power is distributed to all site facilities from the powerhouse substation.

This substation has also been designed to connect to the national grid which is expected to supply all site power, at a significant reduction in energy costs, from early 2014.

A high tension 220 kVA power line passes approximately 3 km west of the La Arena Project. This is a principal feeder of the national grid of Peru. Permission to draw power from this line has been granted and detailed engineering is complete for a

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substation to provide power to La Arena site. The design of the substation considers both the Au oxide and the Cu sulphide projects. Long lead time components have been ordered, surface rights have been acquired and construction is due to start in late 2013.

All future mining, processing and support activities will take place at the Project site with the exception of a small office which will be located in Salaverry on the coast to supervise concentrate shipments and provide a procurement service for the operation.

The locations and areas for waste dumps, tailings storage, dump leach pads, processing plant and other infrastructure are discussed further in Section 18 and this entire infrastructure lies well within the boundaries of La Arena S.A.’s mining properties.

5.7	Seismicity

In October 2012, Golder Associates complete a probabilistic and deterministic seismic hazard study for the site. The principal conclusions and recommendations are;

  La Arena project is located in the Peruvian Andes region with moderate to high seismic hazards, controlled by strong seismic sources associated with tectonic subduction zones and its relative location with the Peru-Chile trench.
  Historically M 8.0 and M 9.0 earthquakes have occurred in the central and northern Peruvian cordillera.

  Seismic hazard curves obtained for the site shows ground maximum horizontal acceleration values (PGA) of 0.28g, 0.37g and 0.52g, for 475, 975 and 2,475 years of return period respectively.

  It has been estimated that sources of seismic hazard that controls the seismic parameters for the site are generated from moderate to strong earthquakes with magnitudes of M > 7.5 that are produced in the subduction zone associated with the superior and lower Nazca inter-plates at a distance approximately of 100 to 130 km from the site.

  The Credible Maximum Control Earthquake (CMCE) has been estimated in M 8.0 at a distance of 104 km from the seismic source.

  The Bureau of Reclamation (USA-Department of Interior) and the International Commission of Large Dams (ICOLD) defines the CMCE as a seismic parameter to consider for the design and validation of critical facilities and structures, such as tailings dams and waste dumps. The CMCE corresponds to a maximum horizontal ground acceleration PGA = 0.42g.

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6	HISTORY

6.1	Ownership History

The deposit was first discovered by Cambior geologists in December 1994. Cambior staked a claim for mining concessions of 1,800 ha over the deposit in January 1995. A further 70,000 ha of mining concessions were claimed in 1996, most of which have been allowed to lapse or have been sold. The mining concessions making up the La Arena Project passed to Iamgold following its acquisition of Cambior.

Rio Alto entered into an option and earn-in agreement with Iamgold Quebec Management Inc. in June 2009 which provided it with an option to acquire 100% of La Arena S.A., the Peruvian company that owns La Arena Project, upon payment of $47.6 million cash, subject to certain adjustments and the completion of expenditure commitments.

On February 9 2011 Rio Alto announced that it had exercised its option and acquired 100% of La Arena gold-copper project upon payment of the exercise price of $49 million cash.

6.2	Exploration History by Previous Owners

The geological exploration work completed at La Arena includes:

  First half 1996 – detailed surface geochemistry and 1,502 m of diamond drilling in 6 holes.

  Second half 1996 – 2,240 m of diamond drilling in 10 holes.

  1997 – 4,958 m of diamond drilling in 32 holes.

  1998 – 10,900 m of diamond drilling in 58 holes.

  Between 1999 and 2003 – following a pre-feasibility study, unfavourable project economics meant the project did not progress.

  Between 2003 and 2006 – five drilling campaigns were completed for 33,705 m of diamond drilling in 213 holes and 1,186 m of RC drilling in 11 holes.

  2007 – 5,500 m of diamond drilling in 21 holes.

The accumulated drilling over the La Arena deposit area to end of December 2007 reached 59,991 m in 351 holes and 4,120 m dug in 60 trenches completed in 2004.

The results of the drilling campaigns have been incorporated in a number of resource estimates as detailed below.

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6.3	Previous Mineral Resources

Previous Mineral Resource estimates by Cambior and Iamgold from October 1997 to February 2007 are discussed in the July 31, 2010 Technical Report.

The last Mineral Resource estimate by Iamgold was completed in August 2007 and was reviewed and validated by Coffey Mining in 2008. Resources were confined within a pit shell based on $550/oz Au, $1.50/lb Cu, $10/lb Mo and $10/oz Ag. Coffey Mining did not support the Measured classification of the 2007 resource and reclassified the Measured category to Indicated. The Iamgold August 2007 Mineral Resource is summarised in Table 6.3_1.

Table 6.3_1 Mineral Resource by Iamgold (August 31st 2007)
	Tonnes (Mt)	Au Grade (g/t)	Cu Grade (%)	Ag Grade (g/t)	Mo Grade (ppm)	Au (‘000 oz)	Cu (‘000 lbs)	Ag (‘000 oz)	Mo (‘000 lbs)
“measured”	25.5	0.51	0.17	0.31	26.3	414	97,962	250	1,477
”indicated”	123.0	0.41	0.40	0.20	42.3	1,636	1,078,760	781	11,472
“measured” +	148.5	0.43	0.36	0.22	39.6	2,050	1,176,722	1,031	12,949
“indicated”
“inferred”	10.7	0.26	0.34	0.17	53.4	91	80,835	58	1,265

Using the same resources block model the Mineral Resource was revised by Coffey Mining in 2010 based on updated metal prices and pit optimization parameters. The Coffey Mining 2010 Mineral Resource is summarised in Table 6.3_2. Resources were confined within an optimum undiscounted cashflow pit shell based on $1,050/oz Au and $12/oz Ag for copper-poor mineralization largely in oxide sandstone (Cu < 300ppm) and a shell based on $3.00/lb Cu and $1,050/oz Au for copper-rich mineralization largely in primary and secondary porphyry.

Table 6.3_2 Coffey Mining Mineral Resource (July 31st 2010)
Material	Cutoff	Category	Tonnes (Mt)	Au Grade (g/t)	Cu Grade (%)	Ag Grade (g/t)	Au (‘000 oz)	Cu (‘Mlb)	Ag (‘000 oz)
Oxide	0.11g/t	Indicated	79.6	0.41	0.01	0.08	1,050		172
	Au	Inferred	9.2	0.19	0.01	0.29	57		66
Secondary	0.1% Cu	Indicated	225	0.27	0.35		1,932	1,722
& Primary		Inferred	178	0.21	0.30		1,216	1,171

The average molybdenum grade was of the order of 40 ppm. Although not included in the resources, recovery of Mo did present an economic opportunity of interest.

The last historical Mineral Resource estimate, prepared by Andes Mining Services, was completed in September 2011 and is summarised in Tables 6.3_3 and 6.3_4. Resources were confined within a pit shell based on $1,600 / oz for Au and $3.00 / lb for Cu. No credits were applied for Ag or Mo to derive the copper equivalent (CuEq) cut-off grade.

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Au-oxide mineralisation interpretations were created at a 0.10 g/t cut-off. Cu-Au sulphide interpretations were based solely on geology with one domain for sandstone and another for intrusive. Downhole composites were 6 m long. Grades were estimated using Ordinary Kriging into parent cells with dimensions of 10 mE x 20 mN x 6 mRL.

The cut-off grade was 0.1 g/t for the Au Oxide Resource and 0.18% (CuEq) for the Sulphide Resource.

Intrusive oxide above the cut-off grade criteria was included in the oxide resource, as this material was being mined as leach feed at the time of preparation of the Resource.

Table 6.3_3 Mineral Resource – Oxide Total (In Situ as at September 30th 2011) Within Optimised Pit Shell
Resource	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag(ppm)	Mo(ppm)	Au (‘000 Oz)	Cu (‘000 lbs)
Measured	10.3	0.67	0.01	0.6	8.3	221	NA
Indicated	90.4	0.43	0.02	0.5	11.7	1,263	NA
Measured and Indicated	100.7	0.46	0.02	0.5	11.4	1,484	NA
Inferred	10.4	0.27	0.01	0.5	13.1	90	NA

Table 6.3_4 Mineral Resource – Sulphide Total (In Situ as at September 30th 2011) Within Optimised Pit Shell
Resource	Tonnes (Mt)	Au (g/t)	Cu (%)	CuEq (%)	Ag(ppm)	Mo(ppm)	Au (‘000 Oz)	Cu (‘000 lbs)
Indicated	312.7	0.24	0.29	0.48	0.7	42.9	2,422	2,007,000
Inferred	319.7	0.20	0.30	0.46	0.6	46.1	2,075	2,134,000

6.4	Previous Mineral Reserves

The first Technical Report on the La Arena Project filed by Rio Alto, with an effective date of March 31, 2008, described the Iamgold 2006 Mineral Reserve estimate and the Coffey Mining 2008 Mineral Reserve estimate.

Mineral Reserves were updated by Coffey Mining in 2010 and detailed in the July 31, 2010 Technical Report.

6.4.1	Iamgold 2006

For the Iamgold 2006 PFS pit optimisation, mine design and mine production scheduling was based on processing 12,000 tpd of gold oxide ore by heap leach along with 24,000 tpd of gold-copper ore to be floated into a concentrate.

A net value cut-off based on a positive NSR value (after discounting for processing and general & administrative (G&A) costs) was used to categorize the mill ore.

Additionally, all mill feed with a copper equivalent cut-off below 0.30% was classified

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as waste. Economic cut-off for heap leach ore was based on a marginal cost (i.e. processing and G & A) of $2.82/t and a metallurgical recovery of 80%.

All heap leach feed with copper grade greater than 0.03% Cu was considered unsuitable to leaching because of its potentially preg-robbing characteristics.

The optimization was done using the parameters as presented in Table 6.4_1.

Table 6.4_1 Iamgold Pit Optimisation Parameters 2006
Parameter		Dump Leach	Mill
Market Price		$550 per ounce Au / $1.50 per lb Cu
Mining cost	Sediment	$1.30	$1.30
($/t mined)	Porphyry	$1.16	$1.16
Processing Cost ($/t Ore)		$1.78	$2.97
G & A Cost		$0.84	$1.03
Mill Recovery	Au	80%	40%
	Cu	0%	87%
Slope Angles		35º - 50º
Royalty		0%
Internal Cut-off Grades		0.19g Au/t	0.30% Cu equivalent

The mining cost was increased by 1% for every bench mined below elevation 3300 mRL. The Iamgold 2006 Mineral Reserve estimate is summarised in Table 6.4_3.

The Iamgold 2006 Mineral Reserve was not made public or signed off by a “qualified person” as at that time La Arena was not seen as a material project to Iamgold.

6.4.2	Coffey 2008

All Iamgold key inputs were reviewed by Coffey Mining in 2008 and a pit optimisation using these updated parameters undertaken using Whittle software by Coffey Mining. The processing rate was assumed to be 24,000tpd of gold oxide ore to be processed by run-of-mine ore dump leach and 24,000tpd of gold-copper ore to be floated into a concentrate and the key optimisation input parameters used are shown in Table 6.4_2.

No new work was done on mine design although the Whittle optimisation work carried out by Coffey Mining generally supported the Iamgold PFS pit design. Contract mining was now assumed and costed based on first principles estimates.

The mineral reserves were estimated using the following cut-off grades:

  For oxide ore with Cu<300ppm (dump leach feed) 0.2Aug/t

  For oxides with Cu>300ppm, secondary and primary sediments and porphyry (mill feed) 0.1%Cu.

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Table 6.4_2 Coffey Mining Pit Optimisation Parameters 2008
Parameter		Dump Leach	Mill
Market Price		$750 per ounce Au / $1.95 per lb Cu
Mining cost	Sediment	$1.49 ore, $1.12 waste	$1.49 ore, $1.12 waste
($/t mined)	Porphyry	$1.49 ore, $1.12 waste	$1.49 ore, $1.12 waste*
Processing Cost ($/t Ore)		$2.22	$3.73
G & A Cost		$0.60**	$0.95
Mill Recovery	Au	65%	40%
	Cu	0%	88%
Slope Angles		45º for all
Royalty		1.7%
Calculated Cut-off Grades		0.18g Au/t***	0.10% Cu only
*	Note that the mining cost was increased by $0.03/t for every 12m bench mined below elevation 3328mRL.
**	Note the G&A cost assumed an ore processing rate of 13Mtpa when Whittle work was done.
***	Note for calculation and reporting of mineral reserves a cut-off of 0.2g/t for dump leach oxide gold was used.

The Coffey Mining 2008 Mineral Reserve estimate is summarised in Table 6.4_4.

6.4.3	Coffey 2010

All key inputs for both the then recent Rio Alto gold oxide feasibility study work and the previous Iamgold PFS work were reviewed by Coffey Mining and a pit optimisation using updated parameters undertaken using Whittle software by Coffey Mining.

Rio Alto planned to proceed with a staged approach to the project, commencing mining and processing for the gold ore dump leach and once this is operational expand the project by mining and processing the copper ore. The processing rate was again assumed to be 24,000 tpd of gold oxide ore by run-of-mine ore dump leach and 24,000 tpd of gold-copper ore to be floated into a concentrate and the key optimisation input parameters used are shown in Table 6.4_5.

Table 6.4_5 Coffey Mining Pit Optimisation Parameters 2010
Parameter		Dump Leach	Mill
Market Price		$950 per ounce Au / $2.30 per lb Cu
Mining cost	Sediment	$1.74 ore and waste	$1.74 ore and waste
($/t mined)	Porphyry	$1.82 ore and waste	$1.82 ore and waste*
Processing Cost ($/t Ore)		$1.55	$4.77
G & A Cost		$0.72**	$0.95
Mill Recovery	Au	80%	40%
	Cu	0%	88%
Slope Angles		38º and 45º
Royalty		1.7%
*	Note that the mining cost was increased by $0.03/t for every 12m bench mined below elevation 3328mRL.
**	Note the G&A cost assumed an ore processing rate of 8.6Mtpa when Whittle work was done.

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These mineral reserves were estimated using the following cut-off grades:

  For oxide ore with Cu<300ppm (dump leach feed) 0.11 Au g/t.

  For oxides with Cu>300ppm, secondary and primary sediments and porphyry (mill feed) 0.13% Cu.

The Coffey Mining 2010 Mineral Reserve estimate is summarised in Tables 6.4_6.

6.5	Production

There was no production from the La Arena property by previous owners.

Rio Alto developed the gold oxide dump leach project in 2011 with commencement of mining and first ore placed on the dump leach pad in March 2011. The first gold pour was on 6 May, 2011 (1,115 oz).

The mining rate was built up in stages from the initial start-up of 10,000 tpd. The Au oxide operation is now at full capacity of 36,000 tpd. At the end of December 2012 a total of 10.5 million dry tonnes had been placed on the leach pad at an average grade of 0.87 g/t.

Further details of production to date are included in Sections 16 and 17.

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Table 6.4_3 Iamgold Mineral Reserve 2006
Ore Type	Oxide Ore			Secondary Ore			Primary Ore			All Ore
	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	Oz Au	%Cu	000’s lbs Cu
All Sectors
Sediments	29.9	0.65	0.10	-	-	-	0.7	1.09	0.10	30.5	0.66	644,500	0.01	8,800
Porphyry	5.2	0.41	0.10	10.7	0.43	0.53	81.7	0.36	0.46	97.6	0.37	1,167,800	0.45	960,200
Total	35.1	0.61	0.10	10.7	0.43	0.53	82.4	0.37	0.46	128.1	0.44	1,812,300	0.34	968,900

*Rounded numbers may not sum exactly.

Table 6.4_4 Coffey Mining Mineral Reserve 2008
Ore Type	Oxide Ore			Secondary Ore			Primary Ore			All Ore
	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	Oz Au	%Cu	000’s lbs Cu
All Sectors
Sediments	29.5	0.62	0.01	0.1	0.34	0.32	0.1	0.45	0.18	29.7	0.62	586,886	0.01	1,032
Porphyry	4.3	0.49	0.16	13.0	0.36	0.52	127.4	0.30	0.40	144.8	0.30	1,414,689	0.40	1,273,861
Total	33.9	0.61	0.03	13.1	0.36	0.52	127.5	0.30	0.40	174.4	0.36	2,001,575	0.33	1,274,910

*Rounded numbers may not sum exactly.

Note:

The oxide ore includes 30.2Mt suitable for a gold dump leach operation plus 3.7Mt suitable for recovering copper in the copper plant. The lbs of copper in the mineral reserve for sediments is only that associated with this 3.7Mt of ore.

Only a small amount of silver is contained in the oxide mineral reserve and is not reported as it is not material.

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Table 6.4_6 Coffey Mining Mineral Reserve 2010
Ore Type	Oxide Ore			Secondary Ore			Primary Ore					All Ore
	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	Oz Au	%Cu	000’s lbs Cu
Gold Oxide Pit Design
Sediments	57.4	0.44								57.4	0.44	821,000
Sulphide Pit Shell (excluding Oxide Pit)
Sediments	2.0	0.57	0.11	0.1	0.34	0.32	0.1	0.81	0.60	2.1	0.58	39,000	0.14	7,000
Porphyry	13.1	0.30	0.20	13.2	0.36	0.52	160.1	0.28	0.38	185.2	0.29	1,709,000	0.38	1,567,000
Total Shell	15.1	0.34	0.19	13.3	0.36	0.52	160.2	0.28	0.38	187.3	0.29	1,748,000	0.38	1,574,000

*Rounded numbers may not sum exactly.

Note:	Only a small amount of silver is contained in the oxide mineral reserve and is not reported as it is not material.

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7	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The La Arena Deposit is located on the eastern flank of the Andean Western Cordillera in northern Peru. The area is underlain by sediments of the Mesozoic West Peruvian Basin which were folded and faulted during the Cenozoic deformation.

The regional stratigraphy is dominated at outcrop by the folded Upper Jurassic (Chicama Formation) to the Lower Cretaceous (Goyllarisquizga Group), which are mainly siliciclastic sediments, with lesser amounts of younger Lower-to-Upper-Cretaceous carbonate sediments occupying the cores of synclines. West of La Arena, the Cretaceous sediments are unconformably overlain by the Cenozoic volcanics of the Calipuy Group. The regional stratigraphical column is summarised in Table 7.1_1 and a plan of the regional geology is shown in Figure 7.1_1.

Table 7.1_1 Regional Stratigraphic Column of La Arena and Surrounding Areas
Erathem	System	Series	Group	Formation	Extrusive Lithology	Intrusive Lithology Abbreviation	Gold Mineral’n
Cenozoic	Quaternary	Recent		Alluvial, Fluvial	Q-al/Q-fl
		Pleistocene		Glacial, Lacustrine	Q-gl/Q-la
	Neogene		Calipuy		Pn-ca	P-da	AC
	Paleogene					P-and
Mesozoic	Cretaceous	Upper		Yumagual	Ks-yu
		Lower		Pariatambo	Ki-pa
				Chulec	Ki-chu
				Inca	Ki-In
			Goyllarisquizga	Farrat	Ki-fa
				Carhuaz	Ki-ca		S
				Santa	Ki-sa
				Chimu	Ki-chi		AC, ET, LA, LV, SR
				Oyón	Ki-o
	Jurassic	Upper		Chicama	Js-ch
after Reyes R. L, 1980 and Navarro et. al. 2010).
Gold Mineralization: AC: Lagunas Norte, ET: El Toro, LA: La Arena, LV: La Virgen, S: Shahuindo, SR: Santa Rosa

From oldest to youngest, the regional stratigraphy is described as follows:

Palaeozoic (and Precambrian): Constitute basement rocks to the east of La Arena along the River Marañon and the Eastern Cordillera. They are not exposed at La Arena or in the immediately surrounding area.

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Figure 7.1_1
Regional Geology of La Arena

N
COSPAN
CACHACHI
LA GRAMA
LLUCHUBAMBA
CAUDAY
CAJABAMBA
SAYAPULLO
ALGAMARCA
Shahuindo
Igor
HUARANCHAL
Cochapampa
MARCABAL
SANAGORAN
HUAMACHUCO
CHARAT
USQUIL
El Toro
CURGOS
LA ARENA
Agua Blanca
ALTO CHICAMA
La capilla
La Florida
Minaspampa
LA VIRGEN
AGALLPAMPA
QUIRUVILCA
Los Angeles
Las Lagunas
Ruecas
Tres Cruces
MACHE
JULCAN
Compaccha
Calaorco
Mundo Nuevo
La Victoria
CACHICADAN
SANTA ROSA
SANTA CRUZ DE CHUCA
ANGASMARCA
780000
800000
820000
LEGEND
Quaternary cover
Cenozoic volcanics
Cretaceous marine limestones
Lower Cretaceous siliciclastics
Upper Jurassic - Lower Cretaceous shales and thin sandstones
Cenozoic diorite
Cenozoic porphyries
Normal fault
Dextral fault
Sinistral fault
Thrust fault
Anticline
Syncline
Mine (active)
Mine (inactive)
Au deposit
Au anomaly
Polimetallic deposit
Radiometric dates
Claim boundaries
District capital
Paved road
Figure 7.1.2
RIOALTO
LA ARENA PROJECT
Regional geology
Approved by:
Scale:
Projection:
Date:
December 2011

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Mesozoic: The oldest outcropping rocks in the region belong to the Upper Jurassic Chicama Formation and consist of soft, laminated marine black shales with thin sandstone intercalations.

These pass upwards into the Lower Cretaceous shallow marine siliciclastic Goyllarisquizga Group, the lowest unit of which, the Oyon Formation, consists of fine-to-medium-grained sandstone and thinly-bedded shale, with some coal seams. Overlying the Oyon Formation are thickly-bedded, medium grained quartzitic sandstones of the Chimu Formation which constitutes the principal host rock for gold mineralization at Lagunas Norte, El Toro, La Arena, La Virgin and Santa Rosa. The remainder of the Goyllarisquisga Group (Santa, Carhuaz and Farrat formations) consists of generally finer grained siliciclastic units with interbedded minor carbonates. The Carhuaz Formation provides the host for gold mineralization at Shahuindo.

Overlying the Goyllarisquisga Group sediments are Lower-Cretaceous shallow marine carbonates of the Inca, Chulec, Pariatambo formations and the Upper Cretaceous Yumagual Formation.

The Mesozoic sediments were folded and faulted towards the end of the Cretaceous by the early stages of the developing Andean Orogeny.

Cenozoic: Calipuy Group, cordilleran arc volcanics unconformably overlie the folded and faulted Mesozoic strata south and west of La Arena. These sub-aerial volcanics are associated with Upper Miocene sub-volcanic intrusive bodies of andesitic to dacitic composition. The Calipuy volcanics are mainly tuffs with agglomerate horizons at the base, and inter-bedded with andesitic lavas. They constitute the host rock for high sulphidation, low sulphidation and polymetallic mineralization at Lagunas Norte, Tres Cruces and Quiruvilca respectively.

To the west of the area shown in Figure 7.1.1, the Coastal Batholith is emplaced in volcano-sedimentary strata of the Mesozoic Western Peruvian Trough, time equivalents of the rocks described above. Cenozoic intrusive rocks, including granodiorites, diorites and quartz–feldspar porphyries, are intruded as isolated stocks into both the Mesozoic sedimentary sequence and the overlying Calipuy volcanics. The age of those intrusions vary from c.a. 23 to 25 Ma. One of these intrusions hosts the porphyry-style mineralization at La Arena.

The main structural features of the region are associated with the Jurassic-Cretaceous sedimentary sequence and consist of a series of folds, reverse faults and over-thrusts trending generally NW-SE (see Figures 7.1_1.and 7.1_2). Individual folds range up to 80 km in length and 5 km in width, and display various forms

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depending on the relative competency of the various stratigraphic levels. The highly competent sections of the Chimu Formation for example form structurally complex cores to the main anticlines, where they have resisted erosion better than the enclosing strata.

The region is particularly well-endowed with mines and mineral occurrences varying from low-to-high sulphidation systems and from porphyry through polymetallic to epithermal deposits. Currently operating mines other than La Arena, include Quiruvilca (polymetallic Cu/Zn/Pb/Ag) and Lagunas Norte (Lagunas Norte), La Virgen and Santa Rosa (all epithermal Au).

7.2	Project Geology

The La Arena Project is located within a regional fold and thrust belt of predominantly Mesozoic sedimentary rocks. Sedimentary rocks in the project area have been intruded by intermediate-to-felsic porphyritic stocks which tend to occupy the cores of anticlinal structures as displayed in Figure 7.2_1.

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Sedimentary rocks across the La Arena Project area consist of a lower, shallow-marine-to-deltaic, siliciclastic sequence followed by an upper, carbonate-dominated sequence, all of Lower Cretaceous age.

The oldest rocks exposed in the cores of anticlines are thinly bedded and laminated mudstones, minor siltstones and fine grained sandstones with occasional coal seams which make up the basal Lower Cretaceous Oyon Formation.

Figure 7.2_1
Local Geology Plan - La Arena Project

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Eli Fault
Ethel Fault
Liliana Fault
Epithermal Au-Sediment Hosted (Ethel)
El Alumbre Fault
La Negra Fault
Porphyry Cu-Au (La Arena)
Calaorco Fault
Betty Fault
La Arena Fault
Epithermal Au-Sediment Hosted (Calaorco)
Tilca System
Marianela Fault
0 125 250 500 Meters
Scale
LOCAL GEOLOGY
Lithology
Quaternary
Feldspar Porphyry Andesitic
Dacitic Dike
Feldspar Porphyry Dacitic 3
Feldspar Porphyry Dacitic 2
Feldspar Porphyry Dacitic 1
Sedimentary Rocks
Santa - Carhuaz Formation
Chimu Formation (Lower)
Carbon
Chimu Formatio (Upper)
Oyon Formation
Breccias
Hydrothermal Breccia
Phreatic Breccia / Monomictic Breccia
Structural
Fault
Syncline
Anticline
Thrust Fault
Overturned Thrust Fault
Pit outline
Sulphides
Oxides
Overturned Anticline
Veins
Symbols
Rio Alto Drill Holes
Old Drill Holes

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Overlying the Oyon Formation is the Goyllarisquizga Group (Chimu Formation). The Chimu Formation, is the principal host rock for epithermal gold at La Arena (and elsewhere in the region) has been sub-divided into the three members as shown in Figure 7.2_2 and described below (from oldest to youngest):

  Transition Member (130 m) - consists of laminated fine-to-medium grained sandstones intercalated with siltstones and mudstones, and is a transitional facies between the more shaley Oyon Formation and the more sandy Lower Member of the Chimu Formation.

  Lower Member (125 m) - consists of thickly bedded and compact medium-to- coarse grained sandstones which, due to their brittle nature, are fractured and often brecciated, and constitute the principal sedimentary host rock at La Arena. In addition to hosting the La Arena high-sulphidation Au mineralization, the Chimu Formation also hosts similar mineralization at Lagunas Norte, El Toro, La Virgin and Santa Rosa.

  Upper Member (150 m) - consists of a mixed sequence of coarse-grained sandstones, laminated siltstones and carbonaceous mudstones.

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Figure 7.2_2

Local Stratigraphic Column for the Chimu Formation

LITHOSTRATIGRAPHIC UNIT
LITHOLOGY
DESCRIPTION
SANTA FORMATION
CHIMU FORMATION
Mixed, coarse-grained sandstones, laminated siltstones and carbonaceous mudstones
Upper Member
Thickly-bedded Sandstones
Lower Member
Laminated, fine-medium grained sandstones intercalated with siltstones and mudstones
Transition Member
OYON FORMATION
Medium-grained, compact, quartz sandstones
Lenticular silty mudstones
Coarse-grained quartz sandstones
Dark-grey carbonaceous mudstones
Dark-grey mudstones
Coarse-grained quartz sandstones
Laminated mudstones and siltstones
coarse-grained quartz sandstones
Thickly-bedded, well sorted, medium-grained quartz sandstones
Medium-grained quartz sandstones in beds separated by thin shale or siltstone partings
Medium-to-coarse-grained quartz sandstones,compact and thickly bedded
Coal seam ?
Laminated siltstones and mudstones
Sandy microconglomerate
Purple sandstones and shales
Medium-grained quartz sandstones, lightly fractured
Greyish-purple shales
Fine-grained quartz sandstones
Pale grey mudstones with interbedded thin sandstones
Medium-grained quartz sandstones
Fine-grained sandstones interbedded with laminated mudstones
* The most favourable parts of the Chimu successionfor gold mineralization are the thickly - bedded, wellsorted sandstones of the Lower Member due to enhanced fracture / permeability characteristics.
RIOALTO MINING LIMITED
Aproved by:
Scale:
Projection:
Date: December 2011
LA ARENA PROJECT
Lithostratigraphic column of the Chimu Formation

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Multiple intrusions of dacitic and andesitic feldspar porphyries have intruded the Cretaceous sedimentary sequence at La Arena (Fig. 7.2.3).

The intrusive rocks vary from dacitic to andesitic composition. They are differentiated only by texture and composition. The early intrusion Feldspar Porphyry Dacitic One (FPD1) is generally barren. The second intrusion named FPD2 (previously named HA) is hosting most of the Cu-Au porphyry mineralization. The third intrusion stage is the FPD3 (previously named intra-mineral intrusion, HAI) is also associated with lower grade of Cu-Au mineralization. The final intrusive phase consists of barren Andesitic Dykes. Differentiating between individual intrusives is based principally on field and core observations.

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U-Pb age dating on zircons within individual intrusives, indicates overlapping dates at ~24.9 Ma (±0.4 a 0.7 Ma sigma errors). This would suggest that all three intrusives were emplaced in a short period of time (within 1-2 Ma intervals maximum) (Table 7.2_1).

Table 7.2_1 Age of Intrusives - La Arena Project
Intrusive	Avg. U-Pb Age	Max. age	Min. age
FPD3	24.7 ± 0.5	24.85 ± 0.49	24.51 ± 0.43
FPD2	24.48 ± 0.6	24.86 ± 0.58	24.1 ± 0.55
FPD1	25.12 ± 0.5	25.23 ± 0.39	24.89 ± 0.68

The following summary is presented for the three main intrusive phases identified at La Arena:

  FPD1 (Feldspar Porphyry – Dacitic 1); is considered the first stage of intrusion (Figures 7.2_4 to 7.2_5). Textures are commonly porphyritic and sometimes phyric, with inequigranular subhedral plagioclase phenocrysts (≤1- 4mm) embedded in a microcrystalline matrix with relicts of ferromagnesian minerals (amphiboles) with lots of pyrite in matrix and in veinlets; the pyrite veinlets are forming D veins of different stages crosscutting each other and forming pyrite stockwork. This intrusive lacks significant quartz stockwork (Cu- Au mineralization) and is locally lower grade near the contact with FPD2.

  FPD2 (Feldspar Porphyry – Dacitic 2); is considered the second intrusive stage and is characterized by a porphyritic texture which is obliterated with remnant phenocrysts of plagioclases (1-3 mm) altered to clay (mainly sericite) (Figures 7.2_6 to 7.2_7). In addition, strong stockwork (20-50%) with A, AB and B type veins (15-30 veins per metre) is consistent, with vein widths varying from <1 cm to 7 cm. In the potassic zone, the phenocrysts of plagioclases are more preserved together with primary biotite in small subhedral crystals with magnetite and calcite veinlets present in addition. Under microscope, the main components are: quartz II 15-50%; quartz I 15-43%; plagioclases 22-39%; biotite 1-20%; biotite II 10-15%; K feldspar 1-10%; sericite 10-54%, the accessory minerals are rutile 1-3%; hematitized rutile 1-3%; epidote 1%, chlorites 1%, hematite 1%, carbonates 1-5%.

  FPD3 (Feldspar Porphyry – Dacitic 3); the third stage of intrusion which has at least three intrusion phases (Figures 7.2_8 to 7.2_9). Individual intrusion phases were identified by their textural features and by contact relationships.
  The texture of intrusions can vary from porphyritic to fine grained phyric texture. Principally, the intrusions are composed of subhedral plagioclase phenocrysts (30-40%) varying in size from ≤1mm to 4mm and subhedral biotite (1-10%) varying in size from ≤1mm to 3mm. A weak stockwork of A and B quartz veins is present (1 to 8% intensity or 8 to 10 veins per metre approximately). The

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intensity of veins may increase slightly onto the contact with the FPD2 intrusion. Vein width can vary from <1cm to 2cm. Intrusions are characterized by potassic alteration, with moderate to strong magnetite in matrix and veins, along with chlorite and K feldspar. Phyllic alteration is characterized by quartz-sericite alteration, showing typically quartz fragments and some ductile A type veins along with late D type veins. Pyrite is common in very fine veins and matrix.

Under microscope, the main components are quartz II 10-15%; quartz I 1-37%; clays 5-51%; hematitized rutile 1-15%; sericite 7-50%; and accessory minerals: opaque 3-15%; K feldspar 1-20%; carbonates I y II 1-3%; hematite 1%; chlorites 7%, limonites 5%.

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Late andesitic intrusions consisting of dykes and plugs FPA crosscut the earlier intrusions (Figures 7.2_10 to 7.2_11). In hand specimen, the texture is porphyritic, coarse phenocrysts of plagioclases (<1-6mm) subhedral and inequigranular plagioclases crystals, few pyroxenes/hornblendes with moderate chlorite in matrix. These late intrusions are barren and do not contain any economic mineralization.

The La Arena open pit currently in progress lies at the western margin of a FPD3-facies intrusion, where the latter forms a laccolith-like structure overlying an argillically-altered heterolithic breccia. The breccia is altered up to advanced argillic (quartz/alunite) facies, with an oxidized, porous matrix dominated by hematite, limonite and quartz. Remnant sulphides are also present.

One of the principal structural features of the project area is the La Arena anticline, the core of which hosts the mineralization-related porphyry intrusion. The strike of the anticlinal axis undergoes a deflection in the area immediately to the north of the current open pit (see Figure 7.2_1). Regionally, fold axes trend generally NW-SE, but the La Arena anticline swings N-S for around 1,000 m, presumably influenced by the north-trending structures referred to previously and shown in Figure 7.1.2. This deflection, the porphyry intrusions and the mineralization are all considered to be inter-related.

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Major faults within the Project area have strikes varying from NW-SE to N-S, mimicking the orientation of the fold axes and probably following the same controls. They are mainly reverse faults, probably syn-folding. Other mapped faults strike NE-SW to E-W, parallel to the main fold-related stresses, and these faults tend to be lesser structures displaying dilationary and tear movements.

In the current open pit the mineralization appears to be controlled by the interaction of three fault trends. The first corresponds broadly to the Andean Trend, NW-SE, with dips varying 50º to 70º to the NE. The second trend is N10ºE, dips sub-vertical and relative movement mainly dextral tear, and the third trend N40ºE, dips 70º to 80º to both SW and NE and has a sinistral component. The N40ºE fault trend cuts all the others, and appears to have acted as the principal feeder channels for mineralizing fluids, refer to the pit photo in Figure 7.2_12.

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7.3	Mineralization

The La Arena project area contains epithermal style gold mineralization in sandstone-hosted oxidized fractures and breccia, and porphyry Cu-Au (Mo) mineralization. Both styles of mineralization are probably linked because they likely emanate from the same source, namely residual magmatic activity related to intrusives of intermediate composition.

The mineralization extends over a length of 2.2km south-to-north, a width of 1.1km west-to-east and a 1,000m vertical range. Continuity of the mineralization is generally excellent, and improves with lower-grade cut-offs, which is a characteristic of this type of deposit. Further detail on mineralization is included in Section 8.

7.4	Structural Geology

The La Arena deposit lies within a regional flexion, which is characterized by the change in direction of fold axes which trend in general towards the Andean regional trend (NW-SE direction)., however locally, the direction changes to a more N-S direction. This fault junction forms a dilational jog structure where the Cu-Au (Mo) porphyry was emplaced. To the western portion of the porphyry, lies the High Sulphidation Epithermal Au deposit hosted in sandstones of the Chimu formation. The location of this deposit is controlled by the intersection of NW-SE and NE-SW faults (Figure 7.4_1).

One of the principal structural features of the project area is the La Arena Anticline, the core of which hosts the mineralization-related porphyry intrusions. The strike of the anticlinal axis undergoes a deflection in the area immediately to the north of the current open pit (see Figure 7.2_2). Regionally, fold axes trend generally NW-SE, but the La Arena Anticline swings N-S for around 1,000 m, presumably influenced by the north-trending structures referred to previously and shown in Figure 7.2_2. This deflection, the porphyry intrusions (including mineralization), are all considered to be inter-related.

Four principal fault systems have been identified: the first two systems had compressive (NW-SE system) and dextral strike slip movements (N-S system), the third one represent extensional movements (NE-SW system) with normal and strike slip faults, while the fourth system has been reactivated by compressional movements (trust faults).

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N
Eli Fault
Liliana Fault
Ethel Fault
Epithermal Au-Sediment Hosted (Ethel)
El Alumbre Fault
Porphyry Cu-Au (La Arena)
La Negra Fault
A'
A
Calaorco Fault
Betty Fault
Marianela
Epithermal Au-Sediment Hosted (Calaorco)
La Arena Fault
Tilsa System
3200 BENCH
Structures
Veins
Fault
Sincline
Anticline
Thrust Fault
Overturned Thrust Fault
Overturned Anticline
Au-Cu outline
Au>=0.2 ppm
Cu>=1000 ppm
Scale
0
125
250
500
Meters

Mineralization is plotted at 3,200 mRL.

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7.5	Hydrothermal Alteration

La Arena mineralization is related to linked deposits in the epithermal and porphyry environments, the former hosted by Chimu formation sandstones, and the latter by multiple intrusions with an age of ~25 Ma (Hedenquist; 2012).

At surface, distribution of mineral alteration clays are shown in Figure 7.5.1, where two major alteration patterns are illustrated which are dominated by, illite-pyrophyllite-muscovite and kaolinite (probably supergene) in the porphyry zone and silica-alunite-illite-dickite and supergene kaolinite in the epithermal high sulphidation zone. There are two NW oriented trends of pyrophyllite, on to the NE of Calaorco pit, and the other extending from the porphyry through Ethel pit and open to the NW; these two corridors parallel to the Andean trend were likely controlled by major structures. Conduits of hot muscovite-stable fluids have overprinted the porphyry and have cooled as they flowed to the NW along the structures (Hedenquist, 2012). In addition, there is a NE orientation of pyrophyllite in the NW end of the Calaorco pit, parallel to the major cross structure oriented to the NE.

The alteration distribution, both at surface and at depth (Figure 7.5.2) is very consistent because of the strong phyllic alteration (quartz-sericite) overprints the prograde potassic alteration (secondary biotite-magnetite-k feldspar-chlorite), therefore, magnetite is completely destroyed; in addition, there is a later argillic overprint of illite-chlorite along structures deep into de porphyry. The transition from the margins of the porphyry deposit to the west, next to and within the epithermal deposit, is marked by pyrophyllite, particularly along NW structures; this is due cooling during the phyllic stage, from muscovite to pyrophyllite, with further cooling causing dickite to form. (Hedenquist, 2012).

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Figure 7.5_1
Hydrothermal Alteration Map (at Surface) - La Arena Project

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N
Eli Fault
Liliana Fault
Ethel Fault
Epithermal Au-Sediment Hosted (Ethel)
El Alumbre Fault
Porphyry Cu-Au (La Arena)
La Negra Fault
A'
A
Calaorco Fault
Betty Fault
Marianela Fault
Epithermal Au-Sediment Hosted (Calaorco)
La Arena Fault
Tilsa System
ALTERATION
Advance Argillic (Sil-Al-Dk-Pyr-Kao)
Argillic (Kao+Ill+Sm)
Phyllic (Sil-Ser-Mus-Ill)
Strong Silica
Structures
Veins
Fault
Sinclina
Anticline
Thrust Fault
Overturned Thrust Fault
Overturned Anticline
Pit outline
Sulphides
Oxides
Scale
0
125
250
500
Meters

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8	DEPOSIT TYPES

8.1	Introduction

The region is well endowed with mineral deposits in a variety of settings such as:

  Porphyry (La Arena);

  Polymetallic Au/Ag/Cu/Pb/Zn vein deposits such as Quiruvilca and Veca;

  Epithermal gold, including both low and high sulphidation types, such as Lagunas Norte Mine at Lagunas Norte, Santa Rosa Mine, La Virgen Mine, La Arena Mine and the Shahuindo and Tres Cruces projects.

8.2	Deposit Types and Mineralization

La Arena hosts two types of ore deposits; one related to high-sulphidation epithermal Au, and the other related to porphyry environments Cu-Au (Mo). The former deposit is hosted by Chimu sandstones (Lower Cretaceous) while the latter by multiple intermediate intrusions with ages of about 24~25 Ma (Oligocene) as discussed previously in Section 7.2.

Both deposits are characterized by their typical alteration and mineralization occurrences as defined and described by Hedenquist, 1987 and Sillitoe, 2010. The epithermal deposit (currently being mined), is characterized by supergene oxidized high-sulphidation mineralization, which occurs in fractured sandstones and hydrothermal breccia zones. The porphyry deposit (located towards the east at lower elevation), is dominated by primary Cu sulphides along with Au and poor Mo.

8.3	High-Sulphidation Epithermal Au

Four separate zones of breccias containing anomalous gold have been recognized around the western and northern margins of the La Arena Porphyry. They are known as Calaorco, Ethel, Astrid and San Andrés.

Epithermal gold mineralization currently being mined in the Calaorco Open Pit occurs partly in the Calaorco Breccia (located at the contact between well-fractured Chimu quartz sandstones and the overlying intrusive), partly within the un-brecciated but still well fractured sandstones, and partly within the intrusive along the contact. Located to the north of the Calaorco Breccia and open pit, the Ethel Breccia is a similar but smaller oxidized epithermal gold deposit.

Au mineralization is both lithologically and structural controlled, and occurs principally in silicified fractured sandstones and locally in hydrothermal breccias. Structural control is mainly associated to the principle Andean orientation (NW-SE) and secondary to tensional fracturing, as well as to bedding planes. Tensional fracturing

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has acted as a principal fluid channel way, containing oxidized high sulphidation epithermal Au mineralization. Fine grained native gold is free in small proportions as electrum.

The Calaorco breccia lies parallel to the contact between the Chimu sandstones and the porphyry, with Chimu sandstone dipping gently towards the east, and the porphyry sitting on top (capping). Au Mineralization occurs within the Calaorco breccia and can be found to lie approximately ~700 m length (SE-NW) with a tendency to turn towards the north at depth. The width varies from 100 to 300 m from the contact between sandstone and porphyry. Gold mineralization is most pronounced within the oxide zone, which can extend more than 250 m depth beneath surface.

High grade zones of gold are directly controlled by the intersection of SW-NE faults, which transverse the mineralized trend and are oriented towards the NW-SE (e.g. Tilsa structure). The Tilsa structure has a strike length of approximately 300 m with a grade of 80-100 g/t Au and a variable true thickness of a few centimetres to 1 m. In this zone the Calaroco and Esperanza faults intersect, and form a high grade gold zone (≥1 g/t Au) extending towards the north up towards the Central Dyke. Beyond the Central Dyke, Au mineralization drops away slightly.

8.4	Porphyry Cu-Au (Mo) Deposits

Cu-Au mineralization is associated with phyllic (quartz-sericite) and potassic (secondary biotite - magnetite-k feldspar) alterations, which is dominated principally by pyrite, chalcopyrite, smaller amounts of bornite, covellite and chalcocite; and some molybdenite. Figure 8.4_1 displays the distribution, in section, of gold and copper values respectively.

Mineral zoning from surface downwards is typically no more than 40-50 m for the zone of secondary enrichment (cc + cv +/- copper oxides) and 10-40 m for the mixed zone (cc + cp +/- cv). The primary zone (cp +/- bn), which predominates at La Arena, is normally located at depths in excess of 100 m from surface.

The Cu-Au-(Mo) porphyry at La Arena comprises an elongated ore body 1400 m long (oriented NW-SE) by 200-400 m wide, associated with a stockwork in porphyritic andesite intrusive. Mineralization occurs as disseminations along hairline fractures as well as within larger veins. Mineralization extends down to 500 m, with the first 350 m providing the better Cu, Au and Mo grades. Sulphide mineralization consists of pyrite, chalcopyrite and molybdenite, with accessory pyrrhotite, sphalerite, galena, arsenopyrite, marcasite and rutile. In addition, very fine microscopic native gold has been observed (25 microns).

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The FPD2 intrusion has the highest Cu-Au mineralization associated to phyllic (quartz-sericite) and potassic (secondary biotite, magnetite, K feldspar) with ranges from ≥0.5 to >1% Cu and ~0.5-1g/t Au respectively. Low Cu-Au mineralization is related to the intra-mineral FPD3 intrusion, which has ranges from 0.1 to <0.5% Cu and <0.2 to<0.5g/t Au.

Cu-Au mineralization is controlled by local N-S faults and transected NW-SE Andean faults; the junction of these two systems generated a jog structure where main FDP2 and intra-mineral FPD3 have intruded.

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9	EXPLORATION BY RIO ALTO MINING

Serious exploration started in 1994, first by Cambior and then by Iamgold.

Accumulated drilling over the La Arena deposit between 1994 and 2007 totalled 59,991m in 351 holes (refer to Section 6.2). Trenching totalled 4,120m in 60 trenches, and a further 2,900m of RC drilling was completed for sterilization purposes.

In addition to the La Arena development project, the property includes several prospects that have been defined by a combination of soil geochemistry and exploration diamond drilling. These are Cerro Colorado, El Alizar Porphyry, Agua Blanca epithermal and porphyry occurrences, Pena Colorado and La Florida as shown in Figure 9_1.

There was a period from 2007 until 2010 where very little exploration was conducted across the La Arena project area. This was a result of the sale and acquisition of the Project by Rio Alto Mining Ltd.

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During 2012, the majority of exploration efforts were focused on in-fill drilling programs across the Cu-Au sulphide and Au oxide projects.

The following exploration programs were carried out:

  Mineral definition drilling at the La Arena Porphyry Cu-Au project. Drilling accounted for some 63,020m of diamond drilling (“DD”) and 5,892m of RC drilling across the project area.

  Au-oxide (Calaorco and Ethel) mineral definition drilling. A total of 46,428m of reverse circulation (“RC”) was completed.

  Detailed mapping and geochemical sampling at La Colorada Project (1,500 hectares). In addition, a further 70 line km of geophysical surveys were undertaken (IP and Magnetics).

  Studies identified exploration targets at the La Colorada, and Esperanza zones. The La Colorado target was identified as a gold hosted, sandstone-breccia style prospect, while the second target area (Esperanza) was identified as a Cu-Au porphyry like anomaly.

  Drilling exploration programs at La Colorada were initiated in late 2012. Up until the effective date of this report, a total of 30 RC holes had been completed for a total of 6,790m of drilling.

  La Arena S.A. is controlling 43,140 hectares in the La Libertad region (see Figure 9_2). These properties include: La Arena, Charat, Cerpaquino, and Cachachi. The exploration criteria in order to stake those mining climes around La Arena were; their proximity to known mineral deposits, intersection of major lineaments, mineral-spectral anomalies (ASTER), stream sediments, air-mag anomalies, and lithological controls.

  Project generation programs were carried out at the Charat and Cachachi properties during the 2012 field campaign. Field reconnaissance programs were completed which included regional mapping and sampling in order to test the regional anomalies. Initial field mapping and sampling has identified a gold anomaly in the Charat zone which is currently under review.

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10	DRILLING

10.1	Introduction

The principal methods used for exploration drilling at La Arena have been diamond core drilling (DC) and reverse circulation drilling (RC).

The deposit was relatively well drilled, with approximately 60,000 m of drilling, on a nominal spacing of 50 m in the sandstone and 65 m in the porphyry, from discovery in 1994 to 2007 with predominantly HQ and to a lesser degree NQ core.

Up until 1 January 2013, the deposit has had 19,734 m of DC drilling and 72,923 m of RC drilling in the oxide domain and 103,073 m of DC drilling and 28,878 m of RC drilling in the sulphide domain, as summarised in Table 10.1_1.

Table 10.1._1
Drilling Summary – La Arena Project
Oxide Domain
Time	DC		RC		TOTAL
Period	Metres	Holes	Metres	Holes	Metres	Holes
IAMGOLD	19,734	131	7,938	154	27,672	285
2011			18,557	78	18,557	78
2012			46,428	229	46,428	229
Total	19,734	131	72,923	461	92,657	592

Sulphide Domain
Time	DC		RC		TOTAL
Period	Metres	Holes	Metres	Holes	Metres	Holes
IAMGOLD	36,174	196	1,104	8	37,278	204
2011	3,879	5	21,882	62	25,761	67
2012	63,020	97	5,892	20	68,912	117
Total	103,073	298	28,878	90	131,951	388

Total
Time	DC		RC		TOTAL
Period	Metres	Holes	Metres	Holes	Metres	Holes
IAMGOLD	55,908	327	9,042	162	64,950	489
2011	3,879	5	40,439	140	44,318	145
2012	63,020	97	52,320	249	115,340	346
Total	122,807	429	101,801	551	224,608	980

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10.2	Drilling Procedures

Up until 2007, DC holes were drilled by Sociedad Minera Cambior Peru S.A (SMCP) and RC holes were drilled by AK drilling. Most DC holes were drilled with HQ diameter until 1999 and about 40% of the holes were drilled NQ diameter from 1999 to 2005. The historical database does not clearly record core size. DC recoveries, in general, are very good, except where there are heavily oxidised zones. It is clear that in these areas there are wash outs and loss of fines from the core. RC drilling recoveries were noted as poor in general due to bad ground conditions and abundant underground water. There were only 11 RC holes drilled into the deposit until 2007.

The recent drilling programs commencing in 2010 were by AK drilling (RC) and Explomin del Peru (DC). DC drilling utilised HQ and to a lesser degree NQ bits with an average recovery achieved of 95%. RC drilling utilised 5¼” (133 mm) diameter bits with face sampling hammers and achieved an average recovery of approximately 90%.

10.3	Drilling Orientation

Drilling prior to 2008 was generally drilled to the west at between 60 to 70 degrees dip. Holes were targeted to perpendicularly intersect the expected main trend of global mineralization.

Recent mapping has determined that a primary orientation of 040o is a major control for both gold and copper mineralisation. The majority of the drilling into the gold oxide domain during 2012 has been orientated orthogonal to this trend, and this has probably contributed to an elevated Au grade returned in assays. This has not been analysed in any detail due to the infill nature of the drilling.

The 2012 infill drilling into the sulphide domain has not had any preferential orientation. The intention of the program was to infill the drilling to a 50 m grid and drill orientation depended upon surface access and drilling gaps to be covered.

10.4	Surveying Procedures

10.4.1	Accuracy of Drillhole Collar Locations

Historical drillhole collars were surveyed by Eagle Mapping Ltd. using total station and differential GPS. Survey accuracy is reported as +/-0.5 m. Recent drillhole collars have been surveyed using a Total Station GPS.

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10.4.2	Down-hole Surveying Procedures

Prior to the 2005 drilling campaign, holes were down-hole surveyed using acid test every 50 m. This method uses acid, in a glass test tube, with the acid etching the tube and indicating the inclination or dip of the hole. It is carried out by lowering the tube down the hole to the desired depth, for each reading. Magnetic azimuth readings are not obtained by this method. Also tropari survey measurements are noted in the drillhole logs. A tropari is a directional surveying instrument that gives inclination and magnetic azimuth and can be used in open holes or through rods 36 mm (1.40 inches) or larger. Accuracy to +/-0.5 degrees is claimed by the manufacturer.

After hole 172, down-hole surveys were collected with a SingleSmart Flexit tool with a reported accuracy of +/-0.2 degrees, recording both dip and azimuth. Real-time recording tools were used from 2007 onwards.

Accuracy of the down-hole survey measurements meets acceptable industry standards. Post acid test holes were found to deviate in azimuth by an average 3.2º and have a tendency to steepen in dip by an average 2.9º.

Only five RC holes were down-hole surveyed in 2011 due to the lack of a non-magnetic down-hole survey tool on site. All drillholes drilled in 2012 have been down hole surveyed using a non-magnetic down-hole Gyro tool.

Ian Dreyer considers the locations of the total data set of DC and RC holes have sufficient accuracy to make no material impact on the quality of the resource estimation.

10.5	Sterilisation Drilling

A total of 48 RC holes were drilled between September and November 2009 to ensure planned gold oxide Project infrastructure would not be placed in areas of potential economic mineralization. The holes were drilled to the south, east and north of the expected sulphide project pit limits to assess a planned waste dump to the south, planned gold oxide project infrastructure to the east and the planned gold oxide dump leach pad and ADR plant to the north.

There has been no further planned sterilisation drilling.

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11	SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1	Sampling Method and Approach

11.1.1	Diamond Core Sampling

Core mark-up and sampling has been conventional and appropriate. Samples are generally 2 m long, except on geological contacts. Core has not been orientated for structural measurements, except for 18 holes drilled for the geotechnical program.

During earlier exploration programs the core was chiselled in half. It has been noted previously that when the core had been split using the chisel method, the remaining half core was completely fractured, and that silicified core was not well split using this technique.

More recently the core has been cut lengthways with a diamond saw and half-core is sent for assay.

Diamond core samples are numbered and collected in individual plastic bags with sample tags inserted inside. Each sample batch is made up of approximately 73 samples, including 3 quality control blanks, 3 standards and 3 field duplicates. Each work order consisted of a rice bag with samples along with an order list of which one copy was sent to the laboratory in Lima and another copy retained on site. Bags were closed with tie-wraps.

11.1.2	Reverse Circulation Sampling

RC samples were collected at 2 m intervals and quartered in riffle splitters. Sub-samples weigh approximately 6 kg and are collected in cloth-lined sample bags. The quality control insertion rate is identical to the DC procedure.

11.1.3	Logging

Diamond core is logged in detail for geological, structural and geotechnical information, including RQD and core recovery. Whole core is routinely photographed.

Diamond core and RC chip logging is conventional and appropriate.

Core recovery has been recorded for all drillholes at 2 m intervals. Core recovery is generally 90-95% or higher and infrequently 70-80% or less. The lower recoveries occur mainly in the more weathered, upper parts of the deposit.

There has been a major review of the previous core logging approach by Rio Alto geologists and this has assisted in refining the interpretation and estimation approach to the resource.

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11.2	Sample Security

Reference material is retained and stored on site, including half-core and photographs generated by diamond drilling, and duplicate pulps and residues of all submitted samples. All pulps are stored at the La Arena core shed.

11.3	Sample Preparation and Analysis

The sample preparation methods for the samples submitted prior to 2003 are not documented. Since 2003 the sample preparation methods have been constant as outlined below.

The flow sheet for drill core sample preparation and analysis is included as Figure 11.3_1. Samples were digitally weighed, dried to a maximum of 120ºC (for wet samples), crushed to 70% < 2 mm (10 mesh), riffle split to 250 g, and pulverized to 85% < 75 µm (200 mesh). 50 g pulps were submitted for chemical analysis.

Chemical analysis at the primary laboratory (ALS Chemex since 2005) and the secondary laboratory (CIMM Peru) consisted of fire assay (FA) with atomic absorption spectrometry (AAS) finish, using 50 g sub-samples. Those samples that analysed ≥ 5 g/t Au were analysed using gravimetric methods.

For Cu and Ag (and Mo, Pb, Zn, As, Sb and Bi) multi-acid (four) digestion AAS was used. Hg was analysed using cold vapour AAS. Until the end of 2004 the core samples from drillholes 1 to 125 were processed by CIMM Peru as the primary laboratory. The assay methods for the samples submitted prior to 2005 are not documented.

The primary laboratory has now switched back to CIMM Peru (now called Certimin) since 2010 with the secondary laboratory being ALS Chemex.

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Figure 11.3_1
Flow sheet for La Arena Core Sample Preparation and Analysis

2.5" dia core/2m sample/~6-7Kg
Split core in half
73 Samples by work order, include
Insert Blank (1/30)
Insert Standard (1/30)
Insert Field Duplicated sample (1/30)
Affix bar code and log sample in Lims
Sample weight
If samples are wet, the sample should be dried to maximum of 120°C
Crush to 70% < 2mm, all sample
Clean crusher
Split sample using riffle splitter
Split up to 250 gr
Keep Reject
Randomly select 1/20 for submission to Primary lab
1 in 30 cases submit up to 250gr split for duplicate reject
Sample split is pulverized to 85% < 75 microns
200gr sample
50gr sample
1 in 15 cases submit for duplicate analysis
Submit to chemical analysis
Randomly select 1/20 for submission to secondary lab
Review qc results
Merge analytical data with sample location and description in the database
Legend
Monitor Contamination
Introduction of sampling Error
Monitor sampling error
Monitor Accuracy

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12	DATA VERIFICATION

12.1	Introduction

There was little or no routine QAQC conducted prior to 2004 on the drillhole assays for this project.

QAQC since 2004 has been much more rigorous and this intensity has continued on with the Rio Alto ownership since 2007. In general, the QAQC in the field and in the laboratory is very rigorous.

There have been moderate improvements made on the volume of bulk density determinations collected since the 2011 resource model was constructed. The new data collected on bulk density confirms the 2011 values, and therefore they have been retained for this resource estimate. Further work is required to determine more robust oxide bulk densities.

The Acquire drillhole database has been reviewed. Previous issues identified in the 2011 resource update with selected intervals of DC being assigned default grades for some historical Ag and Mo assays have still not been rectified. This has been temporarily remedied for this resource update by making manual adjustments to spreadsheet exports from the Acquire drillhole database. These specific issues still need to be remediated in the primary drillhole database

12.2	Analytical Quality Control

There has been three phases of analytical quality control and quality assurance on the La Arena deposit. They are time bounded and are defined by:

  Pre 2004

  2004 to 2007.

  2010 onwards.

There was no resource drilling completed between 2007 and September 2010. The emphasis of this Report is to summarise all previous work that has been documented in the September 2011 Technical Report and to present the new data from 2012 in detail.

12.2.1	Pre 2004 Quality Control

There was little or no routine QAQC conducted prior to 2004 on the drillhole assays for this project. This represents 125 drillholes or 10% of the metres drilled. The holes with little or no QAQC are all diamond drillholes and are drilled to varying depths through both sandstone and intrusive lithologies and in both oxidised and fresh rock domains.

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The hole numbers of these holes are from 001 to 125, having a variety of prefixes, generally pertaining to the year that the hole was drilled. These holes are relatively evenly spread throughout the deposit with 100 holes less than 250m long and only 4 holes are greater than 400m long.

12.2.2	2004 to 2007 Quality Control

In June 2004 a rigorous QAQC program was implemented and consisted of:

  Standards and blanks inserted at a rate of 1:30;

  Field duplicates inserted at a rate of 1:30;

  Coarse (crushed) rejects submitted to the primary laboratory at a rate of 1:20;

  Pulp rejects submitted to the primary laboratory at a rate of 1:30;

  Pulp duplicates submitted to the primary laboratory at a rate of 1:15;

  Pulp duplicates submitted to secondary laboratory at a rate of 1:20.

Internal quality control by the laboratory consisted of 2 standards, 2 blanks, 2 duplicates from sample rejects, and 2 laboratory duplicates. ALS Chemex is an international company that has an ISO 9001:2000 certification at all their laboratories.

The results obtained for standards, blanks, rejects and duplicates display adequate accuracy and precision to be considered as reliable data sets.

These results are as presented in the graphs in the Appendix to the La Arena Pre-feasibility Study (November 2006) and they have not been replicated in this Report.

12.2.3	2010 and Onwards Quality Control

The quality control results since the ownership of the project by Rio Alto are of high quality on field duplicates, blanks and standards. Information presented below is from new data acquired since the last Technical Report dated30 September 2011. A summary of this information is presented in Table 12.2.3_1.

RC and DC field duplicates, which are taken at a frequency of between 1:30 to 1:50, show very good reproducibility, with 90% of the data having a precision within 15-20% as displayed in Figure 12.2.3_1 and 12.2.3_2, and this is indicative of the high quality of sampling practices observed during the site visits by Ian Dreyer.

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Table 12.2.3_1
Summary of Control Samples Submitted in 2012
Control Sample Type	DC	% of Samples	RC	% of Samples
Total Samples taken	27,802		22,675
Field Duplicate	849	3	231	1
Blank	326	1	419	2
Low Grade Standard	327	NA	57	NA
Medium Grade Standard	926	NA	404	NA
High Grade Standard	62	NA	446	NA
Total Standards Submitted	1,315	5	907-	4

Standards are inserted at a frequency of 1:20 to 1:25. Both Au oxide and Cu sulphide standards display little bias and a high level of precision, as shown in Figures 12.2.3_3 and 12.2.3_4.

Blanks for Au show no signs of contamination. Minor contamination is noted in the Cu sulphide blanks, particularly in the blanks of finer particle size, as displayed in Figure 12.2.3_5, and this should be addressed by Rio Alto, however this is unlikely to have any significant effect on the veracity of the resource data. Blastholes have been used in the Au oxide resource estimate and therefore the QAQC has been reviewed. Sampling practices on site are excellent as discussed in Section 10.

Standards, blanks, field duplicates and pulp duplicates are inserted into the blasthole sample stream at a frequency of 1:50. Standards show a high level of precision at all grade ranges, as displayed in Figure 12.2.3_6. Blanks show no signs of contamination. Field duplicates display a reasonable level of precision as displayed in Figure 12.2.3_7. Umpire samples show no significant bias as displayed in Figure 12.2.3_8, particularly in the critical lower grade range that determines the economic cut-off grade.

The author is satisfied that the quality of the blasthole sampling procedure and the quality of the internal laboratory processes is sufficient to include the blasthole assay data in the Au oxide resource estimate.

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12.3	Bulk Densities

A large quantity of bulk density information has been gathered in 2012 to increase the confidence in the bulk densities used in the resource estimate. The results from drill core bulk density measurements confirm the sulphide intrusive and oxide sandstone bulk density values used in the 2011 resource model. The oxide sandstone bulk density data is relatively sparse and requires more measurements from both open pit and core in a systematic manner.

Andes Mining Services (AMS) observed the process of drill core sample selection and bulk density measurement on site and are satisfied that it is completed to best industry practice. The method used is water-immersion with wax coating and is completed under controlled and professional conditions on site. However, the results are likely to be biased slightly upwards when compared to that expected from mining due to selecting the most competent drill core to measure both oxide and sulphide bulk density. Sections of 10cm long solid core were selected for bulk density determinations.

The samples were collected across a lateral and vertical extent that is representative of the whole deposit as displayed in Figure 12.3_1. The summary results are presented in Table 12.3_1. There are no outliers that require cutting in the derivation of the average values.

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Table 12.3_1
Global Bulk Density Statistics of Data Collected in 2012
Lithology	Oxidation	Number of	Bulk Density	Bulk Density in
		Samples	Average	Resource Model
Sandstone	Oxide	591	2.55	2.52
Sandstone	Sulphide	-	-	2.60
Siltstone	Oxide	-		2.52
Siltstone	Sulphide	-		2.60
Slate	Oxide			2.40
Slate	Sulphide	28	2.48	2.40
Shale-Coal	Oxide	-	-	1.80
Shale-Coal	Sulphide	-	-	1.80
Intrusive	Oxide	118	2.55	2.32
Intrusive	Sulphide	1,610	2.49	2.49

The sandstone bulk densities are high as the core selected by the author was extremely competent, and therefore the value used in the resource model was downgraded. The value used is the same as the 2011 resource model. A systematic and representative pit sampling program would assist in adding confidence to the bulk density estimates.

Siltstone is assumed to have similar properties to sandstone and volumetrically it is insignificant, as is slate and shale-coal, which combined account for less than 0.05% of the total volume of the resource.

The spurious oxide intrusive results are more a reflection of the difficulty in interpreting the base of oxidation, rather than poor measurements, and were therefore discarded. The 2011 resource model values were retained for oxide intrusive.

Intrusive sulphide results are consistent as displayed in Figure 12.3_2. The results of the internal subdivision of the intrusive summarised in Table 12.3_2shows that there may be a grade related density feature present, with the higher grade FPD2 intrusive unit having slightly higher bulk densities than FPD1 and FPD3. More measurements are required to confirm the relevance and robustness of these measurements.

Table 12.3_2
Bulk Densities within Intrusive Domains
Lithology	Domain	Number of Samples	Bulk Density
Intrusive	FPA	38	2.31
Intrusive	FPD1	153	2.43
Intrusive	FPD2	379	2.52
Intrusive	FPD3	1040	2.49

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12.4	Drillhole Database

The drillhole database is now housed in a commercial quality Acquire database.

There were issues with default assays for some intervals of historical DC data for Ag and Mo when the 2011 resource estimate was completed. These specific holes have been cross validated and the assays have been reset to unsampled in the csv output files only. This remains a minor risk for future estimates.

Hard copies of original paper drill logs, daily drill reports, core photos, assay results, and various ancillary logging features are stored on site at La Arena and are kept in good order.

12.5	Adequacy of Data

The historical data, prior to 2004, has a lack of documented quality control. The new data presented is robust, however further work is required on oxide bulk density determination. There were sufficient controls in place to ensure that the data collection was reliable and adequate for this resource estimate.

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13	MINERAL PROCESSING AND METALLURGICAL TESTING

The La Arena Project comprises an oxide portion containing gold mineralization, and a sulphide fraction containing copper and gold mineralization. The gold bearing oxide material is currently being processed via a dump leach. Sulphide material is planned to be treated via a conventional grinding and flotation circuit.

Extensive metallurgical testwork was performed on the gold oxide material as part of the gold oxide feasibility study for the dump leach project. Metallurgical testwork has also been undertaken to assess the mineralogical, comminution and flotation characteristics of the sulphide mineralization types. This sulphide testwork focused on copper recovery and enabled key process design parameters to be established. Results to date indicate the copper concentrate can be regarded as clean without any major penalty elements.

No new metallurgical testwork on the oxide project has been completed since the July 31, 2010 Technical Report was completed however the gold oxide dump leach project has since been constructed and commenced operation in April, 2011. A total of 252,898 oz of gold has been sold up to 31 December 2012. Additional metallurgical testwork on oxide material is in progress to assess metallurgical recoveries of samples reflective of the mine production schedule. It is also assessing the effect of increased copper levels on gold recoveries and reagent consumptions.

A metallurgical testwork program to further investigate the metallurgical response of sulphide material has been performed and is described in Section 13.2. Additional metallurgical testwork to advance the development of the sulphide to a feasibility study level of design is planned.

This Section summarises the more detailed metallurgical testing information contained in the July 31, 2010 Technical Report. Ongoing metallurgical testwork for the oxide project is planned and will be executed once the recently completed on-site metallurgical laboratory is calibrated and ready to produce industry acceptable test results.

Further details of the dump leach operation are included in Section 17.

13.1	Oxide Project

13.1.1	Mineralogy

The oxide mineralization consists mainly of sandstone, quartzite and dacite material types, with minor amounts of brecciated sulphide porphyry and siltstone also observed. The gold mineralization in the sandstone/quartzite samples was found to

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consist of relatively large, liberated grains with sizes averaging 100 µm. Some electrum was seen, both free and associated with gangue and sulphide minerals.

Several other oxide samples containing an amount of clay material showed completely different gold mineralization, in that no coarse gold particles were observed. The microscopic examination of the concentrate produced by heavy liquid separation indicated that most of the gold grains were associated with limonite, un-liberated quartz and the lighter gangue fractions. Evaluation of the average gold grain size had to rely on a very limited number of observations and is therefore not considered reliable. All gold particles detected exhibited a size below 1 micron.

The third type of oxide mineralization was observed in samples taken closer to the adjacent copper sulphide deposit, and contained a larger portion of the brecciated sulphide porphyry material. The heavy media concentrate (sink fraction) produced for this material consisted largely of quartz and pyrite grains in almost equal proportions. Traces of chalcopyrite were also found, as well as chalcocite. Native gold was rarely seen, being present mainly in association with pyrite. Significant amounts of copper and other deleterious elements such as lead, iron and arsenic were also observed, which would be detrimental to cyanide leaching, however this material is expected to represent only a small portion of the total oxide material.

13.1.2	Metallurgical Sampling and Testwork Programs

A number of historical testwork programmes have been undertaken at various testing facilities on Au oxide samples from the La Arena deposit. These facilities included:

  SGS Santiago, Chile heap leach recovery, column testwork and analysis.

  SGS Lima, Peru heap leach recovery, column testwork and analysis.

The oxide heap and dump leach testwork was conducted in a number of phases on a range of different samples including diamond drill core and small bulk samples. Initial phases concentrated on bottle roll gold recovery and reagent usage testwork, while later stage testwork was used to assess grain size leaching constraints and the viability of a dump leach.

An extensive metallurgical testwork programme was undertaken in early 2010 by Rio Alto and Heap Leach Consultants (HLC) in Peru as part of the gold oxide feasibility study which focused on the dump leach performance of oxide material from the Calaorco and Ethel ore zones. This pilot scale programme consisted of approximately 100 t of bulk sample collected from a representative number of surface trenches and was primarily used for large scale column testwork.

Details of all metallurgical sampling and testwork programs undertaken to date are described in the July 31, 2010 Technical Report.

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A metallurgical testing laboratory has recently been completed at site. When calibrated, it is planned to perform regular column leach tests at the laboratory on samples reflective of the production plan. The results of these tests will assist confirming metallurgical recoveries for gold. It is also planned to perform process optimization tests. To this end bottle roll and column leach tests on high oxide copper (>300 ppm Cu Oxide) material is planned. Calibration of equipment and finalization of test work procedures are currently in progress.

13.1.3	Heap and Dump Leach Testwork Results

Results from all gold oxide project metallurgical testwork is described in the July 31, 2010 Technical Report.

From the work reported in the July 31, 2010 Technical Report, the sodium cyanide consumption was very low, averaging 0.15 kg/t for all samples. Lime consumption is medium to high averaging 1.0 kg/t and is very similar to previous testwork. Based on the test results the use of dump leaching rather than heap leaching (where the ore is crushed), and from experience at comparable operations close to La Arena it was concluded that a gold recovery of 80% and a sodium cyanide consumption of 0.20 kg/t was reasonable.

Operations results to date, as discussed in Section 17, indicate the sodium cyanide consumption is approximately 0.09 kg/t ore and the lime consumption is approximately 0.7 kg/t ore. Rio Alto is calibrating their on-site laboratory, developing procedures and establishing testwork programs to confirm plant reagent consumptions assess optimization alternatives and develop a database of metallurgical recoveries reflective of the production schedule.

13.1.4	Dump Leach Metallurgical Recovery

A summary of the monthly gold recoveries and the cumulative gold recovery for the oxide project to the end of December 2012 is presented in Table 13.1.4_1. The cumulative gold recovery is 88.8%.

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Table 13.1.4_1
Gold Oxide Project Gold Recovery to Date
								Cumulative
	Ore	Head	Au	Au	Au		Au	Au
	Deposited	Grade	Contained	Produced	Poured	Au Sold	Recovered	Recovered
Period	t (dry)	Au (g/t)	(oz)	(oz)	(oz)	(oz)	(%)	(%)
Apr-11	195,772	0.514	3,232	1,208	0	0	37.38%	37.38%
May-11	157,881	0.582	2,954	1,798	2,680	2,663	60.87%	48.59%
Jun-11	197,444	0.528	3,352	190	0	0	5.68%	33.51%
Jul-11	322,425	0.458	4,748	3,022	3,269	3,281	63.65%	43.53%
Aug-11	497,380	0.607	9,707	6,551	6,127	6,114	67.49%	53.22%
Sep-11	227,299	1.188	8,682	7,869	7,314	7,522	90.64%	63.17%
Oct-11	336,351	1.524	16,480	7,501	7,132	7,116	45.52%	57.25%
Nov-11	291,277	1.696	15,883	13,251	12,410	12,502	83.43%	63.64%
Dec-11	241,053	1.989	15,415	14,205	12,229	12,249	92.15%	69.10%
Jan-12	413,026	1.307	17,356	19,104	19,902	19,835	110.07%	76.37%
Feb-12	326,600	1.560	16,381	18,365	17,443	17,388	112.11%	81.50%
Mar-12	549,857	1.314	23,229	20,259	18,874	18,806	87.21%	82.47%
Apr-12	721,188	0.978	22,677	23,149	23,285	23,282	102.08%	85.24%
May-12	465,601	1.462	21,885	17,439	17,876	17,874	79.68%	84.58%
Jun-12	547,891	0.914	16,093	16,016	17,070	16,983	99.52%	85.79%
Jul-12	806,166	0.591	15,318	13,613	13,765	13,769	88.87%	86.01%
Aug-12	760,934	0.598	14,630	14,952	16,783	16,840	102.20%	87.05%
Sep-12	802,160	0.573	14,785	19,480	16,461	16,519	131.76%	89.77%
Oct-12	924,668	0.548	16,291	11,796	13,195	13,231	72.41%	88.68%
Nov-12	871,654	0.647	18,146	13,992	12,873	12,874	77.11%	87.92%
Dec-12	775,210	0.693	17,272	17,629	13,981	14,049	102.07%	88.75%
TOTAL	10,431,836	0.878	294,515	261,389	252,669	252,898	---	88.8%

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13.2	Sulphide Project

Four metallurgical testwork programs have been performed on mineralized material from the La Arena sulphide project. Scoping level metallurgical testing on three composites was initially conducted. This included mineralogy, grindability, rougher/cleaner flotation tests and locked cycle tests. Cyanidation tests on different tailings streams were also performed to assess the potential for recovering additional gold. A second testwork program included variability flotation, comminution, grindability, SAG power index (SPI), abrasion and mill calibration and this program formed the basis for the Iamgold November 2006 prefeasibility study.

In December 2011 a third metallurgical testwork program was initiated to optimize the flowsheet developed by the previous testwork programs and to characterize the metallurgical response of material from the project. In August 2012 a fourth testwork program commenced to address metallurgical response with respect to lithology, head grade variability and spatial distribution as well as to develop metallurgical criteria for a revised prefeasibility study for the project

The results from the 2011 and 2012 testwork programs are presented below. Details of all previous metallurgical sampling and testwork programs undertaken are described in the July 31, 2010 Technical Report.

13.2.1	Testwork Samples

Three composite samples were provided for the first testwork program. They were identified as Primary Ore – Average Grade, Primary Ore – High Grade and Mixed Ore. A total of 30 variability samples were prepared for the second program. Twenty eight were identified as sulphide and two were identified as mixed material. Ten sub-samples were prepared for SPI testwork.

Sample selection for the testwork program number three (2011) was achieved by dividing the known mineralized area into 4 quadrants. A series of drill holes were then selected within each quadrant from which assay reject and RC cuttings were used to prepare sample composites. In addition to these drill holes, four drill holes were also identified for twinning. Material from these twinned holes and other holes was used in program number four (2012).

Drill holes along with intercepts chosen for metallurgical testing are shown in Figures 13.2.1_1 and 13.2.1_2.

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Figure 13.2.1_1
Plan of Metallurgical Sample Locations

816000
816400
9127200
9126800
9126400
Legend
2006
2007
2012
20120
0
0.1
0.2
Km

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13.2.2	Chemical and Mineral Content

Mineral composition and chemical characteristics were investigated with Particle Mineral Analysis (PMA) using QEMSCAN. On average, the composites had a copper grade of 0.3% and a gold grade of 0.18 g/t. The samples were also found to contain measurable levels of arsenic, antimony, lead and zinc though the measured amounts of these materials was generally low. Tennannite, a copper-arsenic sulphide was found in the composite.

13.2.3	Mineralogy

Mineralogical analysis indicates that copper occurs as chalcopyrite, bornite, covellite and chalcocite in varying amounts. Trace amounts of molybdenum as molybdenite is also observed. Pyrite is the most dominant sulphide mineral. Quartz, phyllosilicates and feldspars account for most of the non-sulphide minerals. In all cases it was observed that copper sulphides and molybdenite grains had finer size distributions than the pyrite and non-sulphide gangue mineral groups.

A gold deportment study identified that gold associated with sulphides accounts for approximately 49% of the head assay and quartz accounts for approximately 47%. Liberated gold accounts for less than 4%.

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13.2.4	Comminution Testwork

Comminution testing has included JK Drop weight, SMC (SAG Mill Comminution), bond ball work index and abrasion tests. The Bond ball mill indices for samples tested range from 5.2 kWh/t to 13.7 kWh/t. This range identifies the material as soft, compared to typical industry results. Additionally, the abrasion index for this material was also found to be low. The JK drop weight and SMC test results similarly indicate the material is classified as soft i.e. the material has low resistance to impact breakage.

Results from the comminution testwork were used to perform grinding simulation evaluations. The objective of these simulations was to identify suitable grinding circuit alternatives for a throughput of 18,000 tpd. Two potential circuits were identified. Both involved a SAG mill and ball mill. It was determined pebble crushing was not required. Details of the two alternatives are summarized in Table 13.2.4_1.

Table 13.2.4_1
Comminution Circuit Alternatives
Criteria	Unit	Alternative 1	Alternative 2
SAG Mill
Inside Shell Diameter	Ft	28	28
Effective Grinding Length	Ft	14	13
Installed Power	kW	5592	5220
F80	mm	150	150
Ball Charge, v/v	%	12	11.4
Ball Top Size	mm	127	127
Speed	% critical speed	78	78
Open Area	%	8	8
Grate Aperture (slots)	mm	19.05	19.05
Screen Aperture	mm	12.7	12.7
Ball Mill
Inside Shell Diameter	Ft	20	19
Effective Grinding Length	Ft	32	32
Installed Power	kW	6711	5990
Ball Charge, v/v	%	31.5	33
Ball Top Size	mm	50.8	50.8
Speed	% critical speed	74.4	74.6
Circulating Load	%	250	250

13.2.5	Flotation Testwork

Initial flotation testwork assessed the flotation characteristics and metallurgical response of samples with the objective of developing an acceptable flowsheet. A series of rougher/kinetic rate tests, cleaner flotation tests and locked cycle tests were performed. Bulk sulphide flotation versus selective flotation options was also

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assessed. It was concluded that a bulk flotation strategy did not offer any copper recovery benefits and, based on the performance of a set of rougher tests, a selective flotation approach produced better results.

Primary grind sizes between P80 = 86µm and P80 = 186µm were evaluated. The coarsest grind of 186 microns produced the lower Cu recovery while the finest grinds (86 microns and 99 microns) yielded identical Cu recoveries. Gold recovery also improved slightly for the finer grind. Flowsheet optimization tests concluded a rougher flotation time of 10 minutes, a primary grind of 99 microns, no lime addition into the primary grind, and a collector/frother combination of 3302, 3418A and MIBC produced the best results. In an effort to reduce flotation reagent costs, a series of rougher flotation tests were carried out to assess the potential of using less expensive reagents. Following a series of tests, a combination of stove oil, pine oil, MIBC, and the selective Cu collector 5100 was selected for the base case for the rougher flotation stage.

In order to assess the cleaning response, Cu rougher concentrate was subjected to a 10 minute regrind followed by an incremental cleaner flotation. Based on these results, it was concluded that a typical 3-stage cleaning circuit would most likely produce a saleable Cu concentrate with a good overall Cu recovery. The addition of CMC to the regrind mill to aid in silicate depression was investigated. This proved unsuccessful. A pre-cleaner stage followed by regrinding of the pre-cleaner concentrate was then assessed. This improved the metallurgical response and was incorporated into the flowsheet. Four different regrind sizes were evaluated; P80< 35µm, P80 = 35µm, P80 = 46µm, P80 = 61µm. A regrind size of P80 = 35µm was incorporated into the flowsheet.

Two locked cycle test were carried out on the Primary Ore - Average Grade sample. Copper concentrate grade predictions for the first locked cycle test was 28.0% at a recovery of approximately 86%. The grade prediction for Au was 7.13 g/t for a recovery of approximately 37%. The second locked cycle test produced a copper grade of approximately 30% at a copper recovery of approximately 89%. The average gold recovery was approximately 42% at an average grade of approximately 9.4 g/t.

Variability tests on 30 samples using the above process criteria were performed. A primary grind size of P80 = 95µm was used. Reagent dosages were not adjusted in response to head grade variations between the 30 samples. To gauge the results of the variability tests, a grade recovery curve using the results from the locked cycle tests reported above were used. Although a number of the variability samples either met or exceeded the target grade-recovery curve, the majority of samples yielded lower grades and/or recoveries. Analysis of final concentrates indicated that the poor

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grades were possibly the result of over-collecting in the rougher stage, which could lead to activation of pyrite. The collector was reduced in the rougher stage and selectivity in the cleaner improved significantly. Gold recovery into the final copper concentrate was typically between 30% and 60%. In a number of cases a high gold recovery was associated with low 3rd Cu cleaner concentrate grades resulting from pyrite contamination. This is consistent with the results of the gold deportment study where it was noted that 30-40% of the gold is associated with pyrite.

A further series of rougher and cleaner flotation tests investigated the metallurgical response of Medium Grade Deposit Composites (Deposit Composite HA (now called FPD2) medium and Deposit Composite HAI (now called FPD3) medium). These were then followed by locked cycle tests. Primary grind sizes, between 58 and 105µm K80 were selected. The use of sodium cyanide to depress pyrite was also investigated.

Based on the mineralogy and rougher test results, a nominal primary grind size of 80µm K80 was selected for batch and locked cycle testing. The use of cyanide in the rougher was not recommended. A series of batch cleaner tests were then performed. In all tests, a 30µm K80 regrind on the 1st cleaner concentrate was targeted. Cleaner pulp pH levels and use of cyanide in the regrind mill were investigated. Increasing pH levels to 11.5 improved copper grades of the concentrates with little effect on recovery. Similarly, the use of cyanide in the regrind mill produced the highest grade and recovery relationships for copper. Gold recovery to the concentrate was inversely proportional to the copper circuit performance. Using this information, locked cycle tests were performed on composites ranging in feed grade from 0.12 % to about 0.46 % copper. All of the tests used 15 g/t cyanide in the regrind mill. Copper recovery varied from 12 to 94%. The copper concentrate grades ranged from 20.7 to 30.5%. Gold recovery to the concentrate was highly variable, ranging from 29 to 75 5. Copper metallurgical performance was proportional to the copper feed grade.

The flowsheet was then used to assess the metallurgical response of a range of samples that were distributed spatially in the deposit, by mineral lithology (FPD2, FPD3) and by copper feed grade. A single open circuit cleaner test was performed on each sample. The recovery of copper to the final concentrate was highly variable. Importantly, all but three samples produced concentrates of greater than 20 5 copper grade. The addition of cyanide was an important change that produced a more stable cleaner circuit. Copper feed grade had a strong influence over the metallurgical result. There was also no compelling metallurgical difference in the lithology classifications FPD2 and FPD3. Gold recovery to the final concentrate was

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also highly variable. There was no clear trend indicated between gold feed grade and gold recovery to the concentrate.

Locked cycle tests were conducted on all medium grade samples. Concentrate grades between 25 and 33 5 copper were produced. Copper recovery to the final concentrate was variable. Gold recoveries from the feed to the final concentrates were variable: They ranged from 17% to 52%. On average, gold recovery was 35% for the locked cycle tests. Many of the composites had significant gold loss from the cleaner tailing stream.

Arsenic assays were added to the concentrate assays from the locked cycle tests. Some of the composites had levels of arsenic that may attract smelter penalties; however, the majority of the samples contained relatively low levels of arsenic. On average, the concentrate produced in this program would be below the levels that would attract significant penalties.

13.2.6	Dewatering Analysis

A composite sample was created for purposes of dewatering and environmental testing. The sample was then processed using the process developed by the other testwork done in this program. Flocculent screening identified magnafloc 338 to be the optimal flocculent. It performed well with both the concentrate and tailings tests.

13.2.7	Cyanidation Testwork

Included in the initial testwork program on La Arena material was a series of cyanidation tests to assess gold recovery from flotation tailings products. The tests were carried out on a combination of tailings streams produced from tests using the developed flotation flowsheet.

Results of the cyanidation tests for leaching times of 24 hours, produced gold recoveries into pregnant solution consistently between 40% and 50%. To develop a better understanding of the leaching kinetics, leaching time was extended to 72 hours and five pregnant solution samples were collected for gold analysis after 2, 8, 24, 48, and 72 hours. Within 2 hours 50% of the gold was leached in to the pregnant solution. This value did not increase in the following 70 hours, which suggested that leaching was complete after only 2 hours. Subsequent investigations into leaching kinetics indicated that preg-robbing material such as carbon was present in some of the tailings samples. It was postulated that carbon in the rougher tails may be the problematic stream. Carbon assays performed on the rougher tails, pre-cleaner tails, and 1st cleaner scavenger tails yielded a carbon value of 0.09% in the 1st cleaner scavenger tails and 0.16-0.18% in the other two tailings streams.

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Further cyanidation tests were performed to determine Au recovery from the 1st cleaner scavenger tails and the combined tails, respectively, over an 8 hour period using a standard carbon in leach (CIL) procedure. SGS postulated that the addition of carbon may lead to the preferred absorption of gold on the carbon particles rather than any other preg-robbing material present in the ore. However, again only 45-50% of the gold was recovered. Only 5-15% of the gold was in solution with the balance tied up in the residue.

In a subsequent program further cyanidation testing was performed on tailings streams. Bottle roll test was conducted for 48 hours with a sodium cyanide concentration of 1,000 ppm at a pH of 11.0. The tests were then duplicated with an adjusted regrind size of 20µm K80. This testwork showed that regrinding the cleaner tails had no impact on gold recovery to the concentrate.

13.2.8	Copper Concentrate Analysis

Minor element scans, using element specific analysis, were performed on the copper concentrates from select locked cycle tests. The principle objective of this work was to determine if the flotation concentrates would contain any components which might adversely affect smelter acceptance. Arsenic content in the final concentrates were mostly below levels that would incur smelter penalties. Some samples, however, did have arsenic levels that may be approaching penalty levels. The concentrates were generally free of other deleterious elements that might cause smelter penalties. The amount of gold in the copper concentrates surpasses the usual payable threshold limits for most conventional copper smelters.

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14	MINERAL RESOURCE ESTIMATES

14.1	Introduction

This is a major update to the 2011 Mineral Resource model estimate. The 2012 block model has been estimated for gold, copper, molybdenum, silver and arsenic using a combination of uniform conditioning, ordinary kriging and inverse distance methods where appropriate. The updated resource is for both the oxide and sulphide component of the deposit which incorporates a full reinterpretation of the geology and mineralisation, with the inclusion of significant additional drill data. In addition, the model has been re-estimated based on updated metal prices and pit optimization parameters.

The approach taken by AMS for the oxide zone has been a bulk interpretation for gold, given the low levels of associated copper mineralization. The mineralisation grade for interpretation of drillhole assays has been reduced from 0.10 g/t Au to 0.05 g/t Au. This reduction is to ensure that all potential low grades are modelled appropriately. This has also had the effect of bulking up the interpretations and making them more consistent than in 2011.

This change, combined with new data and a change in estimation methodology from ordinary kriging to uniform conditioning for the mineralised oxide component of the model, results in a visually and statistically different resource model, when compared to the 2011 ordinary kriged resource model, as displayed below in Figure 14.1_1.

The reduction in cut-off grade has resulted in significantly larger interpreted gold oxide domains than in the 2011 model. The non-linear grade interpolation method of uniform conditioning is more suited to this structurally controlled style of gold oxide deposit, when compared to the previously ordinary kriged model where grade smoothing is clearly evident.

The approach taken for the sulphide zone is a similar bulked approach, as per the 2011 interpretation, as displayed below in Figure 14.1_2. The intrusive has been modelled as one domain and the sandstone has been modelled as another domain. There are no internal grade sub-domains within either domain however a low angle thrust domain has been introduced in the upper northern portion of the sulphide resource, based on updated geological information. A review of geological logging undertaken during 2012 has determined that sub-domaining of the sulphides based on lithology or alteration styles is not sufficiently clear at this stage in the project to be used for grade estimation domains.

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Drill programs in 2012 have converted the majority of the Inferred resource within the 2011 pit optimisation shell to Indicated resource. In addition, the intrusive has been better defined (mainly at depth) and is notably wider in certain areas compared with the 2011 model.

Parent cell sizes have been reduced for the oxide portion of the model to 5m (X) x 10m (Y) x 6m (Z) in an attempt to reduce grade smoothing and also to elevate gold grades as reflected in grade control data. The parent blocks are the same as the 2011 resource model for the sulphides at 10m (X) x 20m (Y) x 6m (Z). This is reflective of the likely selective mining unit and of the resource drilling pattern.

Composite lengths have been retained at 6m given this is the minimum mining bench height. Very light upper grade cuts have been applied to the data due to the well-structured grade populations that typically show very little impact on grade distributions in the high grade ranges. The current positive gold oxide grade reconciliation from blasthole data and metal balance to this resource model also supports the use of very light upper cuts to the 6m grade composites.

The approach to Resource classification codes are in line with those used for the 2011 resource model. Mineral resources have been classified based on geological confidence, drilling density and interpolation pass. Mineral resources have also been estimated by coding the model within a set of wireframes after reviewing all available data.

The oxide mineral resource is still open to the north-west, although it is narrow, and appears to be closed-off towards the south-east. The sulphide mineral resource is still open in all directions. The additional drilling into the sulphides has defined some small higher grade lobes of moderate grade Cu and Au material at depth. The overall orientation of the mineralisation in the sulphides is similar to that of the 2011 resource model.

14.2	Database

The drillhole database used for this estimate was sourced from the Rio Alto Acquire database, and imported into a series of spread sheets for uploading into Vulcan for estimation purposes.

The drillhole database is housed in a commercial quality Acquire database. There were significant issues with default assays for some intervals of historical DC data. Default assay values of49.0ppm (Ag) and 49.5ppm (Mo) were applied to unassayed sample intervals when the 2011 resource estimate was completed. These specific holes have been cross validated as part of the most recent resource update, and AMS note that these assays have not been reset to un-sampled in the primary

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database, as previously requested, but were adjusted in the csv outputs. This remains a minor risk for future estimates. The spread sheets uploaded into Vulcan had manual changes applied to these intervals, and the author is satisfied that the final data used is reliable for the resource estimate.

The database is dated 19thJanuary 2013 and includes the most recent deep drilling into the Sulphide domain.

A total of 42RC drillholes with significant grades were checked by comparing assay grades in the hard copy laboratory certificates to the digital database provided by Rio Alto.

Drillholes were also checked for sample or logging overlaps and gaps. Only two minor errors were noted and were rectified in the Rio Alto Acquire database.

14.3	Geological Modelling

All rock type and alteration zones have been interpreted using Leapfrog software. The rock type interpretations are slightly more consistent than those generated for the 2011 resource given that Leapfrog tends to minimise the human bias when making interpretations. This is particularly the case when dealing with complex shapes such as the intrusive as displayed in Figure 14.3_1.

Siltstone, slate and shale-coal rock types have been added back into this model. These rock types are extremely minor volumetrically and although part of the IAMGOLD resource model they were excluded from the 2011 resource model during a period of rationalising of drillhole codes. Siltstone and slate contain economic grades whereas shale-coal has very low grades and cannot be treated on the dump leach.

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Alteration (argillic, phyllic and potassic) zones were interpreted after a major logging campaign in 2011 and 2012. Higher Cu grades transgress all three boundaries, as displayed in Figure 14.3_2, as does Au, and therefore these domains were not used in the grade estimation process.

The intrusive was subdivided into three zones named FPD1, FPD2 and FPD3. This crudely equates to copper grades of very low grade, moderate to high grade, and low to medium grade zones respectively. However, higher Cu grades transgress all three boundaries, as displayed in Figure 14.3_3, as does Au, and therefore these geological subdivisions were also not used in the grade estimation process.

A pyrite occurrence wireframe, as displayed in Figure 14.3_4, was interpreted based only upon DC drilled post 2010 as the older core is difficult to re-log for pyrite and some pyrite is weathered out. This is a preliminary attempt to provide a basic shape to assist with Acid Mine Drainage (AMD) studies. Further work is required to correlate pyrite occurrence and other geological features in the core, with quantitative metallurgical testwork that determines acidic, benign and neutralising domains.

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14.3.1	Oxide Interpretation

The oxide zone gold interpretation was simplified from 36 domains in 2011 to 4 major domains in 2012 as displayed in Figure 14.3.1_1. These revised oxide grade domains are consistent and have been validated with open pit exposures and blasthole samples.

A review of the blasthole and drillhole data by Coupland (2012) clearly demonstrated that the use of a Au cut-off grade close to the economic cut-off grade of 0.10 g/t was risky and likely to create conditional bias. The application of a grade interpolation technique, such as ordinary kriging, where grades are smoothed between grade ranges, further distorts the resource estimate.

In line with the recommendations by Coupland, the interpreted mineralisation grade boundary has been reduced from 0.10 g/t in 2011 to 0.05 g/t in 2012 to ensure that any interpretive conditional bias is removed from the model. The drop in cut-off grade has bulked up interpretations when compared to the 2011 resource model. The interpretations transgress the sandstone/intrusive boundary and the oxidation boundary.

Domain 100 corresponds to the majority of the higher gold grades in the Calaorco open pit area. Broad mineralisation shapes are flatter lying at the top of the deposit, following the intrusive contact, and then they steepen with depth as the contact steepens, as displayed in Figure 14.3.1_2. Domain 400 is a lower grade domain that lies immediately east of the high grade domain 100 and is predominantly located in intrusive rock.

Domain 300 is a moderate grade, steeply dipping domain, that is located in and immediately south of the Ethel Open Pit. It is in mixed sandstone and intrusive rock. Domain 200 is a higher grade (both Au and Cu) domain that is flat lying, immediately above the major thrust fault, almost entirely in intrusive.

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Figure 14.3.1_1
Gold Oxide Domains and Resource Drilling

Domain 300
N
Domain 200
9127000N
Oxide Background Material
Sulphide Intrusive Cu Au Domain
Domain 400
9126000N
Domain 100
815000E
816000E
817000E
LEGEND (Au Grades g/t)
0.00 --> 0.05
0.10 --> 0.50
0.05 --> 0.10
0.50 --> 999
Andes Mining Services

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Internal to the 0.05 g/t interpretations are discrete higher grade zones that are a combination of narrow bedding parallel structures and north west striking structures, with the north west striking structures exhibiting very high Au grades based on pit wall mapping and blasthole sampling.

There is insufficient data in the resource drilling to extend these narrow high grade structures from pit exposures and blasthole sampling down dip with any certainty, as displayed in Figure 14.3.1_3. It is also clear that there are large areas of moderate grade domains of +1 g/t Au material within domain 100, based upon the blasthole sampling. It is difficult to project these zones down dip into the wider spaced resource drilling data.

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Resource interpretations were completed on a combination of nominal 25m and 50m cross sections, depending upon the drilling pattern. Wireframes were generally snapped to drillholes where possible, although with 3 different drill orientations this was difficult to achieve in places. Three dimensional continuity took precedence in areas of high levels of data density, rather than snapping to samples and creating saw toothed style wireframes. Blasthole samples were used in the resource interpretations as they assist in defining high grade internal zones within the gold oxide high grade domains.

The base of total oxidation was re-interpreted based upon new data and has been extended downwards by up to 100 m in the centre of the Calaorco deposit. New drilling/logging data has delineated internal sulphide zones within the 2011 oxide interpretation within the centre of Calaorco deposit, although these zones are not significant in size and are likely to be blended on the leach pad.

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A domain of quartz-alunite alteration, as displayed in Figure 14.3.1_4, was added to the 2012 resource model. This domain is located in, and immediately east of the Ethel Pit, and was interpreted from both pit mapping data and drillhole logging. This domain was not used for grade estimation purposes but was used to code the model for metallurgical purposes.

Minor elements (Cu, Ag, Mo, and As) show no clear structural controls and thus were not domained. The only clear change in statistics for these elements is across the sediment/intrusive contact.

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14.3.2	Sulphide Zone Interpretation

Rio Alto instigated a major review of the controls on sulphide mineralisation since December 2010. The review is based on re-logging all historical (pre-2010) diamond drilling on 100 m centres and correlating it with DC information from the 2012 program. The findings are:

  The subdivision of the intrusive into three sub-units FPD1, FPD2 and FPD3 has moderate geological credence, but there are no clear or sharp breaks in Cu or Au grade at these boundaries. The clear primary trend in the copper mineralisation is sub-vertical in alignment with the trend of the intrusive, as previously displayed in Figure 14.3_3.

  The interpretation of a flat lying to gently east dipping thrust zone at the northern end of the sulphide deposit, coinciding with the alignment of copper and gold grades in this area, as displayed in Figure 14.3.2_1. Domain 200 is continued down dip from oxide to sulphide domains and serves to constrain Cu and Au grade interpolation above the thrust zone.

  There are other apparent horizontal trends at depth, particularly in the copper grades, suggestive of a repetition of the upper thrust set, but there has been no structural review of the high grade copper zones at depth to date.

  The inclusion of three alteration styles (Argillic, Propylitic and Potassic) is commendable for metallurgical purposes, but there are no clear or sharp breaks in Cu or Au grade at these boundaries, as previously displayed in Figure 14.3_2.

  The intrusive is still open in all directions, as per the 2011 resource model.

This new resource model is strictly a geological model for the sulphide domain. The sandstone lithology was modelled separately to the intrusive lithology. Internal grade domains were not utilised for any of the elements within the sulphide domain, other than for Au and Cu within Domain 200.

Gold within the sulphide intrusive seems to be showing a more sub-vertical dip when reviewing the total data set. It is clear that the additional drilling has defined some higher grade gold pods or lobes.

Silver, Molybdenum and Arsenic show no strong trends of alignment. The grade populations are clearly different between sediments and intrusive for the sulphide zone and this is the only domaining used for these elements within the sulphide model.

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14.4	Sample Selection and Compositing

The oxidation boundary is soft, as there are no clear grade breaks or changes over this interpreted boundary, and therefore all samples are flagged within the interpreted domains, irrespective of oxidation state. This is the case for all elements and Figure 14.4_1 shows an example of this.

Blastholes and resource drillholes were selected for resource estimation. Blastholes were only utilised to assist in Au grade estimates in the gold oxide domains. They were not utilised in the background domain or in the sulphide domains. There are highly variable proportions of blasthole data for each of the gold grade domains as displayed in Table 14.4_1. The author is satisfied that the current reconciliations clearly show that the higher grade populations encountered in the blasthole samples are reliable and can be used for grade interpolation in the resource estimate.

The secondary reason for including blastholes is to create a model of the mined out portion of the resource, utilising a new estimation method, and to compare this model to the as-mined and processing information.

Au was flagged within the four gold-oxide domains, or if outside these domains the flagging was based on rock type.

Cu was flagged within the gold-oxide domain 200, or if outside this domain the flagging was based on rock type.

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Ag, Mo and As were selected based upon rock type only.

Table 14.4_1 Data Types Used In Resource Estimate
Domain	Blastholes (m)	RC and DC (m)	% Blasthole (m)	% RC and DC (m)
Au Oxide 100	195,207	38,029	84	16
Au Oxide 200	1,596	20,935	7	93
Au Oxide 300	67,164	11,721	85	15
Au Oxide 400	133,086	12,807	91	9
Background Oxide		4,590	0	100
Sulphide Sandstone		30,869	0	100
Sulphide Intrusive		114,516	0	100

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The common raw sample length of the drillhole data is 2m, as displayed in Figure 14.4_2. Samples were composited to 6m lengths as this reflects the current bench height used in the gold oxide pit and the minimum bench height considered for the sulphide pit. Drillholes were composited to a common length, as close to 6m as possible downhole from the collar and then the composites within each domain were selected within the domain wireframes. All blastholes were retained at their original length which is typically 6m.

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14.5	Basic Statistics

The statistical analysis was undertaken based on 6m composites separated into the high grade (predominantly) oxide and sulphide domains. Data was reviewed for Au (g/t), Cu (ppm), Ag (g/t), Mo (ppm) and As (ppm). The summary statistics are presented in Table 14.5_1 and 14.5_2 and the most relevant domains and elements are presented in Figures 14.5_1 and 14.5_2.

Within the oxide domain, only the high grade gold domains are presented as there is no significant Au metal to review in the background zone, below 0.05 g/t Au. Blastholes are included in the statistics presented. Data within the predominantly sulphide domain is separated into sandstone and intrusive domains and only includes drillhole data.

In terms of total resource drillhole data, Au, Cu and As have been well sampled with 98% of possible data available, with little variation in sampling density between the oxide and sulphide domains. Ag is less well sampled, with 82% of data available. Mo is a little better sampled than silver with 90% of data available. Both Ag and Mo have most of the missing assays in the oxide domain, which is of little economic significance to the project.

The gold and copper distributions are typically well to very well structured, with minimal outliers, due in part to the selected composite length. Grade capping was very minor for Au, due to the consistency of the data distributions, the larger block sizes used in this resource model, and the current strongly positive grade reconciliation to this resource model.

Cu, Ag, Mo and As were not capped as they are all very stable populations.

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Table 14.5_1
Basic Statistics Summary - Uncut Data
Domain	Mean	Variance	Std Dev	CV	Composites	Minimum Value	Maximum Value
Oxide High Grade Domains - All Data - Au
100	0.78	2.17	1.47	1.90	39,499	0.001	41.93
200	0.29	0.05	0.23	0.79	3,489	0.006	1.813
300	0.46	0.27	0.52	1.15	13,142	0.001	13.84
400	0.28	0.28	0.53	1.88	24,340	0.001	22.89
Bulk Domains (Remainder Outside Oxide High Grade Domains)- Au
Sandstone	0.047	0.011	0.103	2.20	5,092	0.001	2.9
Intrusive	0.141	0.026	0.163	1.15	19,052	0.001	3.895
Bulk Domains (Remainder Outside Oxide High Grade Domains)- Cu
Sandstone	138.6	142,255	377.2	2.72	5,098	0.375	9,631
Intrusive	1,968	5,063,715	2,250	1.14	19,086	0.535	31,850
Sandstone	0.48	1.92	1.39	2.90	4,911	0.015	74.2
Intrusive	0.48	0.49	0.70	1.46	15,837	0.002	20.5
Bulk Domains (Remainder Outside Oxide High Grade Domains)- Mo
Sandstone	4.04	30.78	5.55	1.37	4,952	0.03	109.4
Intrusive	38.79	2,883	53.7	1.38	17,372	0.005	1,005.6
Bulk Domains (Remainder Outside Oxide High Grade Domains)- As
Sandstone	95.3	28,487	168.8	1.77	5,105	0.12	3,170.4
Intrusive	45.4	6,446	80.3	1.77	19,022	0.15	2,359.1

Table 14.5_2
Basic Statistics Summary - Cut Data
Domain	Mean	Cut Chosen	Std Dev	CV	Composites	Minimum Value	Maximum Value
Oxide High Grade Domains - All Data - Au
100	0.76	12.00	1.29	1.70	39,499	0.001	12.00
200	0.29	No Cut	0.23	0.79	3,489	0.006	1.813
300	0.45	5.00	0.50	1.10	13,142	0.001	5.00
400	0.28	5.00	0.49	1.74	24,340	0.001	5.00

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14.6	Variography

The variography generated for the La Arena deposit was based on the 6m composited and upper cut drillhole data coded within the mineralisation interpretation. The entire drillhole data set was used. Declustered blastholes were used in conjunction with drillholes in the gold oxide domains. Variograms were generated using Isatis software. Gaussian transform variograms were generated for the gold oxide domains and normal variograms were generated for the sulphide copper domain.

Ag, Mo and As all display very poor variogram structure in both oxide and sulphide domains. Cu in the oxide domain and Au in the sulphide domain also display poor variogram structure. Hence, these element/domain combinations were estimated with inverse distance weighting methods.

Two structure spherical models were used to model the variograms for Au and Cu. The variogram orientations and anisotropies reflect obvious geological and visible data trends. Anisotropic variograms were oriented with no plunge within the plane of the major axis and a variety of dips for the semi-major axis reflecting the known mineralisation trends.

The gold oxide variograms were of good to very good quality and generally had a well-defined nugget variance of 20% with 50% of the total variance generally taken up within a range of 50 m in the direction of the major search axis. Total ranges were between 70 m and 300 m. The copper sulphide nugget effect is also 20% but it exhibits a much longer range of 600 m as expected for this style of mineralisation.

The key variograms used in the estimate are displayed in Table 14.6_1 and Figures 14.6_1 to 14.6_2.

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Table 14.6_1
Semi-Variogram Models
DOMAIN	Variable	Strike Orientation		Across Strike Orientation		Orthogonal Orientation		Relative Nugget (C0%)	Sill 1 (C1%)	Range Structure 1 (m)			Sill 2 (C2%)	Range Structure 2 (m)
		Dip (º)	Azimuth (º)	Dip (º)	Azimuth (º)	Dip (º)	Azimuth (º)			Strike Axis	Across Strike Axis	Ortho Axis		Strike Axis	Across Strike Axis	Ortho Axis
100	Au	0	140	-70	050	-20	230	17	38	34	30	18	45	290	195	80
200	Au	0	150	-30	060	-60	240	09	48	50	50	32	43	220	260	150
300	Au	0	170	-80	080	-10	260	18	21	30	30	30	61	110	118	60
400	Au	0	150	-60	060	-30	240	23	42	32	30	28	35	66	180	30
Intrusive	Cu	0	140	-60	050	-30	230	18	44	80	80	80	38	620	460	200

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14.7	Block Modelling

The block model was generated using Isatis, Vulcan, and Datamine mining software. Variable parent block sizes were used for various components of the model, which were then added together as the final model in Datamine.

The parent block size for the gold oxide mineralised domains was 5 mE x 10 mN x 6 mRL. This is a 50% reduction in the cell size of the gold oxide portion of the model from 2011 as the model is trying to mimic the selectivity and grade tonnage distribution evident in grade control.

The parent block size for the oxide background and sulphide portion of the model was 10 mE x 20 mN x 6 mRL. This is the same cell size as the 2011 resource model and is a likely SMU for mining of the sulphide resource.

Parent blocks have been sub-celled to better represent the volume of the narrower high grade oxide domains and on lithological boundaries. They have also been sub-celled around the original and current topographic surfaces.

All wireframes were checked visually to ensure that there was adequate filling with blocks. All high grade gold oxide domains were projected above the topographic surface to ensure that there were no edge effects in volume filling and then they were cut with the surface topography.

The block model parameters are shown in Table 14.7_1. Each block was characterized by a series of attributes, as described in the Table 14.7_2.

Table 14.7_1
Block Model Parameters
	East	North	Elevation
Minimum Coordinates	814,500	9,125,200	2,200
Maximum Coordinates	817,500	9,128,200	4,000
Oxide Mineralized Domains
Parent Block size (m)	5	10	6
Minimum Sub-Block Size (m)	2.5	5	1
Sulphide Mineralized Domain
Parent Block size (m)	10	20	6
Minimum Sub-Block Size (m)	2.5	5	1

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Table 14.7_2
Datamine Block Model Attributes List
Attribute	Type	Description
IJK	Numeric	Parent Cell Identifier
XC	Numeric	Centroid of cell easting
YC	Numeric	Centroid of cell northing
ZC	Numeric	Centroid of cell RL
XINC	Numeric	Cell easting dimension
YINC	Numeric	Cell northing dimension
ZINC	Numeric	Cell RL dimension
ROCK	Numeric	1=Sandstone, 2=Intrusive; 3=Siltstone; 4=Slate; 5=Shale-Coal
RESCODE	Numeric	1=Measured, 2=Indicated, 3=Inferred,4=Unclassified
DENSITY	Numeric	Bulk Density
ZONECODE	Numeric	Oxide Mineralised Gold Domains: 100,200,300,400
OXIDE	Numeric	O=Sulphide; 2=Oxide
ALT	Numeric	0=No Quartz-Alunite Alteration; 1=Quartz Alunite Alteration
PAF	Numeric	0=Non-Acid forming material;1=Potentially Acid forming material
AU	Numeric	Au (g/t) grade
CU	Numeric	Cu (ppm) grade
AG	Numeric	Ag (ppm) grade
MO	Numeric	Mo (ppm) grade
AS	Numeric	As (ppm) grade
NS_Element	Numeric	Number of composites used in grade interpolation
PASS_Element	Numeric	Interpolation Pass
DIST_Element	Numeric	Distance to the nearest composite
VAR_Element	Numeric	Kriging Variance for estimate

14.8	Grade Estimation

Gold oxide mineralised domains were estimated using uniform conditioning. The Copper sulphide intrusive domain was estimated using ordinary kriging as the data is very gradational in grade distribution and this interpolation method is likely to be more stable than inverse distance methods. Stable Cu variograms were generated and this influenced the decision to use ordinary kriging as the estimation method for Cu sulphide intrusive rock.

All other domain/rock type/element combinations were estimated using inverse distance cubed (ID3). ID3 was chosen as reliable variograms could not be generated, and this estimation method was specifically chosen to limit potential grade smearing, and the creation of likely excessive resource tonnages, as has been the case so far with this deposit.

Uniform conditioning was chosen as the estimation method for the gold oxide portion of the model, within the high grade domains only, as it is well suited to deposits that show diffusive mineralised systems, such as at La Arena (Coupland 2012). This method is a non-linear method of estimation and has the ability to significantly reduce smoothing of tonnes and grade that is evident in linear estimation methods like

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ordinary kriging, when robust parameters are applied. La Arena resource models in the past have exhibited significant smoothing of estimates, as evidenced by reconciliation data.

All boundaries used for the Au estimate within the gold oxide mineralised domains (Domains 100-400) are hard boundaries, except for the oxidation domains. Cu, Mo, Ag and As are all estimated by inverse distance methods into a 10 mE x 20 mN x 6 mRL parent cell within the oxide background domain, with only the sediment/intrusive boundary being hard. Cu is estimated by Ordinary Kriging in the Sulphide Domain, with a soft boundary on oxidation. Au, Mo, Ag and As are all estimated by inverse distance methods within the sulphide domain, with only the sediment/intrusive boundary being hard.

Gold oxide mineralised domains used a single search strategy set to the range of the variogram for each domain. Negative kriging weights have been utilised and have been re-set to zero where appropriate. All other domains/element combinations used a 3 pass strategy for estimation. The search strategy used in the model is as follows:

  First pass searches used a maximum anisotropic range of 100 m for all grade variables.

  If a block was not estimated in the first pass, a second pass search utilized a maximum range of twice the initial search radius.

  If a block was not estimated in the second pass, a third pass search utilized a maximum range of five times the initial search radius.

  The orientation of the search axes was identical to the variogram model orientations where appropriate, or where variograms were poor, the orientation used was that of the dominant geology.

  Octant based searching was utilised in the first two estimation passes. A minimum of 4 octants needed to be estimated and each octant required the use of 2 composites to obtain an estimate.

  All estimates were into parent cells and these estimates were discretised down to 5m (X) x 5m (Y) x 3m (Z).

Table 14.8_1 summarises the search parameters used for resource estimation.

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Table 14.8_1 Search Neighbourhood Parameters Used for Resource Model Estimation
Domain and ZONECODE	Variable	Search Ellipse Ranges			Search Ellipse Orientation			First Pass		Second Pass			Third Pass			Max. No. of Comps From Any Drillhole
		Major Axis	Semi-Major Axis	Minor Axis	Major Axis	Semi-Major Axis	Minor Axis	Min. No. of Comps Used	Max. No. of Comps Used	Search Volume Factor	Min. No. of Comps Used	Max. No. of Comps Used	Search Volume Factor	Min. No. of Comps Used	Max. No. of Comps Used
Domain 100	Au	300	200	80	0[o]→ 140[o]	-70[o]→ 050[o]	-20[o]→ 230[o]	6	24	-	-	-	-	-	-	2
Domain 200	Au	260	220	150	0[o]→ 150[o]	-30[o]→ 060[o]	-60[o]→ 240[o]	6	24	-	-	-	-	-	-	2
Domain 300	Au	220	200	120	0[o]→ 170[o]	-80[o]→ 080[o]	-20[o]→ 260[o]	6	24	-	-	-	-	-	-	2
Domain 400	Au	250	150	50	0[o]→ 150[o]	-60[o]→ 060[o]	-30[o]→ 240[o]	6	24	-	-	-	-	-	-	2
Background Oxide	Au, Cu, Ag, Mo, As	100	90	40	0[o]→ 140[o]	-70[o]→ 050[o]	-20[o]→ 230[o]	10	24	2	8	20	5	4	16	3
Sulphide	Au, Cu, Ag, Mo, As	100	90	40	0[o]→ 140[o]	-70[o]→ 050[o]	-20[o]→ 230[o]	10	24	2	8	20	5	4	16	3

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14.9	Model Validation

Figures 14.1_1 and 14.1_2 display the comparison of the drill holes and the block model. The main points to note are:

  There is in general a good visual correlation of composite grades and block model grades, as also with swath plots of cut composite grades to model grades.

  The exception to this is within Au domain 100, which is the highest grade Au oxide domain. The model grades are significantly lower than the undeclustered and cut composite grades in the centre of this domain, as displayed in Figure 14.9_1.

  Removing 10 composites from each northing within Au domain 100, which is a very crude form of declustering, brings model grades in line with composite grades. This is evidence of an information effect in this domain.

  The visual appearance of the uniform conditioned oxide gold model is similar to that encountered in grade control models, even with only wide spaced resource drilling present. This is a simple positive validation test on this new estimation method.

  Distinct lobes or pods of higher grade Au and Cu are now more apparent with the additional drilling completed during 2012 into the sulphides, as was predicted in 2011. It is clear that the likelihood of small scale structural control on both gold and copper grades is reasonable within the sulphide deposit.

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14.10	Ancillary Fields

The Resource Model has been depleted to the December 31, 2012 topographic surface.

The bulk densities used in this Resource Model, as displayed in Table 14.10_1, have not changed from the previous resource model for the same rock types, although some small additional subdivisions of the sediments (siltstone, slate and shale-coal) have been included.

Table 14.10_1
Bulk Densities Used In Resource Model
Lithology	Oxidation	Bulk Density
Sandstone	Oxide	2.52
Sandstone	Sulphide	2.60
Siltstone	Oxide	2.52
Siltstone	Sulphide	2.60
Slate	Oxide	2.40
Slate	Sulphide	2.40
Shale-Coal	Oxide	1.80
Shale-Coal	Sulphide	1.80
Intrusive	Oxide	2.32
Intrusive	Sulphide	2.49

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14.11	Resource Classification

The resource estimate has been classified as Measured, Indicated, and Inferred Mineral Resources based on the confidence of the input data, geological interpretation, and grade estimation. This is summarised in Table 14.11_1 as confidence levels of key criteria. An example of the style of classification adopted is displayed in Figure14.11_1.

Table 14.11_1
Confidence Levels of Key Criteria
Items	Discussion	Confidence
Drilling Techniques	RC and DC – Good quality with good sample return.	High
Logging	Standard nomenclature being adopted.	Moderate
Drill Sample Recovery	Good for RC and all diamond core.	Moderate - High
Sub-sampling Techniques and Sample Preparation	2m samples are reliable to adequately represent both styles of mineralisation.	High
Quality of Assay Data	Recent data is reliable, based on QAQC results and observed and documented practices. Historical data set is of lower confidence.	Moderate - High
Verification of Sampling and Assaying	Assessment of sampling has been completed on site. Reconciliations are strongly positive on grade.	High
Location of Sampling Points	Survey of all collars conducted with DGPS by professional surveyors. Topographic surface is detailed. Downhole surveys of reasonable quality; recent RC drilling only had part of the data set
	down hole surveyed due to magnetic interference.	Moderate - High
Data Density and Distribution	Drilling on a notional 50m x 50m spacing consisting of RC and DC drilling to establish continuity. 25m x 25m spaced data included. Blastholes included for high grade gold oxide domains.	Moderate - High
Audits or Reviews	Logging and mapping checked on site.	Moderate - High
Database Integrity	Assay certificates checked.	High
Geological Interpretation	Mineralisation interpretations are considered reliable.	High
Estimation and Modelling Techniques	Uniform Conditioning is considered industry standard for deposits imilar to this. Ordinary Kriging is industry standard method for bulk low grade Cu deposits.	High
Cut-off Grades	Reasonable cut-off grades applied for the proposed mining method.	High
Mining Factors or Assumptions	Parent block size reflects SMU used at the mine.	High
Metallurgical Factors or Assumptions	Low Copper Oxide is leaching well. High Copper Oxide requires testwork. Sulphide metallurgy is reliable.	Moderate - High
Tonnage Factors (Insitu Bulk Densities)	Sufficient bulk density work for global averages. Additional work is required to be more specific on oxide density variations.	Medium

The Resource Statement has been prepared and reported in accordance with Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of February 2001 (the Instrument) and the classifications adopted by CIM Council in December 2005.

The resource classification is also consistent with the Australasian Code for the Reporting of Mineral Resources and Ore Reserves of December 2004 (the Code) as prepared by the Joint Ore Reserves Committee (JORC) of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia.

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In generalised terms, the majority of the 25m x 25m spaced drilling area has been classified as Measured Resource.

The majority of the 50m x 50m spaced drilling area has been classified as Indicated Resource, except for the western side of the oxide high grade domains where the size and shape of the mineralisation is of lower confidence. The Inferred Resource is typically projected down dip and along strike between 50 and 100m from the extremity of the drill data set. The recent variogram parameters for Cu suggest that this style of classification is conservative.

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14.12	Mineral Resource

The Mineral Resource for the La Arena Project is tabulated in Table 14.12_1 to Table 14.12_4 and includes the Mineral Reserve. The Resource is separated into the three clear mineralisation styles of Oxide Low Copper (<300 ppm Cu); Oxide High Copper (300–1000 ppm Cu) and Sulphide Resource.

The Resource is reported within an optimised undiscounted cash flow pit shell using metal prices of $1,800 / oz for Au and $3.50 / lb for Cu, a gold recovery in copper concentrate of 40% and all other input parameters as used for Ore Reserve pit optimisations, refer Section 15.

The cut-off grade is 0.10 g/t Au for the Au Oxide Resource and 0.13% copper equivalent (CuEq) for the Sulphide Resource. No credits have been used for Ag or Mo to derive the CuEq cut-off grade.

The respective metallurgical recoveries for Cu (88%) and Au (35%) are taken into account when deriving the CuEq grade. This was not the case in the 2011 Resource calculations. The net effect of this change is that Au has slightly less Cu equivalent value than in the 2011 Resource due to lower metallurgical recovery when compared to Cu.

The calculation to derive the CuEq grade is:

CuEq	= Cu + CuEq (Au)

where CuEq (Au)	= Au x 0.396

In 2011 the multiplier for Au was 0.778 when deriving the CuEq portion attributable to Au.

Oxide intrusive was included in the 2011 tabulations as resource, however it has been excluded (12.4 Mt at 0.34 g/t) from the 2012 resource as it is not mined as leach ore in the open pit operations at present. It requires further testwork to be reported as potential resource. This material type typically has high levels of clay alteration, particularly on the contact with the higher grade sandstone domain.

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Table 14.12_1
Mineral Resource – Oxide - Low Copper (<300 ppm Cu)
(In Situ as at January 1st 2013)
Within Optimised Pit Shell
Resource	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag(ppm)	Mo(ppm)	Au (‘000 oz)	Cu (‘000 lbs)
Measured	5.9	0.45	0.01	0.5	5.5	85	NA
Indicated	111.3	0.42	0.01	0.4	4.2	1,492	NA
Measured and Indicated	117.3	0.42	0.01	0.4	4.2	1,578	NA
Inferred	5.4	0.37	0.01	0.3	2.7	64	NA

Table 14.12_2
Mineral Resource – Oxide - High Copper (300–1000 ppm Cu)
(In Situ as at January 1st 2013)
Within Optimised Pit Shell
Resource	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag(ppm)	Mo(ppm)	Au (‘000 Oz)	Cu (‘000 lbs)
Measured	0.1	0.92	0.05	1.2	9.9	2	NA
Indicated	4.7	0.53	0.05	0.7	4.4	79	NA
Measured and Indicated	4.7	0.53	0.05	0.7	4.5	81	NA
Inferred	0.03	0.80	0.03	0.4	2.9	1	NA

Table 14.12_3
Mineral Resource – Oxide Total
(In Situ as at January 1st 2013)
Within Optimised Pit Shell
Resource	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag(ppm)	Mo(ppm)	Au (‘000 Oz)	Cu (‘000 lbs)
Measured	6.0	0.45	0.01	0.5	5.6	87	NA
Indicated	116.0	0.42	0.01	0.5	4.2	1,571	NA
Measured and Indicated	122.0	0.42	0.01	0.5	4.2	1,658	NA
Inferred	5.4	0.37	0.01	0.3	2.7	65	NA

Table 14.12_4
Mineral Resource – Sulphide Total
(In Situ as at January 1st 2013)
Within Optimised Pit Shell
Resource	Tonnes (Mt)	Au (g/t)	Cu (%)	CuEq (%)	Ag(ppm)	Mo(ppm)	Au (‘000 Oz)	Cu (‘000 lbs)
Indicated	561.7	0.21	0.30	0.39	0.4	42.9	3,829	3,745,545
Inferred	32.5	0.11	0.19	0.24	0.4	50.2	116	137,446

The author is satisfied on the basis of preliminary metallurgical testwork, comparative nearby operations, and his own experience in a similar geological environment and mining operation that the inclusion of the Oxide High Copper Resource is a reliable addition to the Oxide Resource.

The author is also satisfied with the reasonableness of other inputs used to generate the pit shell within which the Resource Calculation has been completed.

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15	MINERAL RESERVE ESTIMATES

Due to the update to the Mineral Resources contained in this Report, as the gold oxide dump leach project has moved into commercial production and with further significant drilling and technical work on an updated Pre-Feasibility Study of the copper-gold sulphide project having been completed the Mineral Reserve has been updated.

15.1	Assumptions and Parameters Used

Further details of the assumptions, parameters and methods used are described in Sections 16 to 22.

Oxide and sulphide mineral reserves have been estimated from within a pit design. The pit design was based on pit optimisation, using Whittle software, of the new total oxide plus sulphide measured and indicated mineral resources. The pit optimisation input parameters used are listed in Table 15.1_1.

Table 15.1_1 Pit Optimisation Parameters
Parameter	Value
Gold price per ounce	$1,400
Payable proportion of gold produced	99.9%
Copper price per pound	$3.00
Payable proportion of copper produced	96.5%
Minimum government royalty	1% of revenue
Discount rate	8%
Mining recovery of ore	98%
Overall pit slopes as detailed in Section 16.1	34 to 39[o]
Ore processing rate (for each of oxides and sulphides)	13.1Mtpa/36kt/day
Gold processing recovery (dump leach)	85%
Gold processing recovery (sulphide plant to concentrate)	35%
Copper grade-recovery formula	Average 88%
Mining cost per tonne of oxide ore (plus depth increment)	$2.38
Mining cost per tonne of sulphide ore (plus depth increment)	$2.44
Mining cost per tonne of waste (plus depth increment)	$2.50
Processing cost per tonne of oxide ore (including pad expansion)	$2.06
Processing cost per tonne of sulphide ore (including tails dam lifts)	$3.99
Concentrate shipping and selling cost per tonne	$160
General and administration costs per tonne of ore	$2.45
Other sustaining capital per year, oxides	$250,000
Other sustaining capital per year, sulphides	$3M

The Mineral Reserves is contained within a preliminary pit design, see Figure 16.3.2_1, that was based on the average discounted cash flow in a Whittle pit shell equivalent to a revenue factor of 0.9.

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After allowing for the oxide ore mined up to 31 December 2012 the oxides reserves have increased in tonnes, grade and contained gold from the July 2010 Report by 7%,14% and 20% respectively.

The sulphide reserves have significantly increased compared to July 2010 due to the resource drilling program in 2012 and subsequent conversion of inferred resources to indicated resources. Sulphide reserve tonnes have increased by 44%, average grade has fallen due to the increase in metal prices exceeding the increase in estimated costs and the metal expected to be mined within the porphyry pit design has increased by 20% for Au and 24% for Cu.

The Mineral Reserves are sensitive to all of the key physical and economic parameters included in Table 15.1_1 as well as to other factors such as permitting and site infrastructure and location limitations.

15.2	Cut-off Grades

The estimation of mineral reserves was based on the net smelter return (NSR) calculation for each block in the geological model. In other words a block was “mined” if calculated revenue exceeded cost for each block, the same process as used for pit optimisation.

The average, rounded up cut-off grade equates to approximately 0.12 g/t Au for the oxides and 0.15 % CuEq for sulphides.

15.3	Mineral Reserve Statement

The Mineral Reserve, based on the 1 January 2013 Measured and Indicated Resource only, is summarized in Table 15.3_1. All Inferred Resource was treated as waste.

The estimation and classification of the mineral reserves are in accordance with the guidelines set out in the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 as prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).

The reserve classification is also consistent with criteria laid out in the Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of June 2011 (the Instrument) and the classifications adopted by CIM Council in November 2010. The reporting of reserve classification under the JORC Code and the Canadian NI 43-101 systems are essentially identical.

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Linton John Kirk, who is a Fellow of the Australasian Institute of Mining and Metallurgy, a Chartered Professional and has more than 30 years relevant mining experience, assumes responsibility for the reserve estimate for the La Arena deposit. Linton Kirk is both a “Competent Person” and a “Qualified Person” with respect to the JORC Code and CIM Standards respectively. Linton Kirk is Director and Principal Mining Engineer for Kirk Mining Consultants Pty Ltd.

Table 15.3_1
Mineral Reserve – Oxide and Sulphide
(In Situ as at 1 January 2013)
Within Pit Design, block cut-off NSR calculation
	Material	Classification	Oxide Ore		Sulphide Ore			Metal Mined
			Tonnes (Mt)	Au (g/t)	Tonnes (Mt)	Au (g/t)	Cu (%)	Au (‘000 Oz)	Cu (‘000 lbs)
Likely oxide pit	Sediments	Proved Probable	5.6 47.9	0.47 0.52				84 803
Final pit excluding oxide pit	Sediments	Proved Probable	8.0	0.39				100
	Porphyry	Proved Probable			0.1 268.7	0.32 0.24	0.29 0.33	1 2,091	942 1,945,929
Pit Design*	All	Proved + Probable	61.5	0.50	268.9	0.24	0.33	3,080	1,946,872

Rounded numbers may not sum exactly
Allows for 98% mining recovery
Mined surface at 1 January 2013.

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16	MINING METHODS

16.1	Geotechnical

Additional pit geotechnical data collection and analysis has been completed by Piteau Engineering Latin America SAC (Piteau), for both the gold oxide pit walls and as part of the drilling program for the sulphide project and associated pre-feasibility study. Preliminary designs were submitted based on the work by Piteau to La Arena in August 2012 and these were used for all pit optimisation and design work. Further analysis and geotechnical design will be performed during 2013 to develop final feasibility level slope designs.

16.1.1	Gold Oxide Pit

At the Effective Date the Stage 1 Calaorco pit base was at the 3436 mRL and the southwest wall was approximately 156 m in maximum vertical height. The Calaorco Stage 2 pit had recently commenced a cut back at the highest point on the SW wall.

The much smaller Ethel pit was at 3292 mRL and was being cut back to the south.

The overall pit slope angles recommended by Piteau in August 2012 were based on rock types as follows:

●	Sandstone and siltstone (SW wall)	39[o]

●	Intrusives (Eastern wall)	34[o]

●	Shale (small areas western side)	35[o]

●	Carbonaceous shale (small areas western side)	34[o]

For the pit optimisations completed in February 2013 for the Ore Reserves included in this report this was simplified to the western walls having an overall slope of 39o and the eastern walls 34o, taking into account the contact between the intrusive and sedimentary rocks.

For detailed pit design the Piteau draft recommended Oxide pit slope parameters were:

  12 m benches

  Design bench angle 70o in sediments, 60o in intrusives

  Design berm width 9.2 m in sediments, 8.5 m in intrusives

  Design inter-ramp angle 44o in sediments, 38 m in intrusives

  Maximum inter-ramp slope height 96 m in sediments, 72 m in intrusives

  Ramp/geotechnical step-out 30 m width

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16.1.2	Sulphide Pit

For detailed pit design the Piteau recommended preliminary Sulphide pit slope parameters for sediments, breccias and intrusives were:

  12 m benches

  Design bench angle 65o, 50o in carbonaceous shales

  Design berm width 8 m in sediments, 7 m in carbonaceous shales

  Design inter-ramp angle 41.5oin sediments, 35o in carbonaceous shales

  Maximum inter-ramp slope height 96 m in sediments, 60 m in carbonaceous shales

  Ramp/geotechnical step-out 30 m width

  Overall slope angle of 36.5o, 31o in carbonaceous shales

As the area of carbonaceous shales is minor and to again simplify for the pit optimisation of the combined oxide and sulphide block model the western walls assumed an overall slope of 39o and the eastern walls 34o.

16.2	Hydrogeology and Hydrology

The La Arena project lies in a fractured, hard rock setting that has, on average, a water surplus. The estimated average annual precipitation for the project area is 1125 mm, and average annual evaporation as 734 mm. The estimated rate of groundwater recharge is 183 mm per year, based on stream base flow measurements.

Important hydrogeologic features in the vicinity of the project include the valleys of the Rio Sayapampa and La Ramada, numerous springs along slopes above the stream and river valley, and the pampa, a flat alluvial plain that is bordered to the east by the Rio Yamobamba. In the pampa, groundwater levels are near the land surface.

Groundwater movement in the bedrock in the project area occurs predominantly in fractures, joints, and bedding planes. Fracturing and jointing in these rocks is strongly influenced by the northwest-southeast trend of structural features. In the unconsolidated alluvium, groundwater occurs in primary porosity. Three important hydrogeologic units are identified with respect to groundwater movement:

  Andesitic and dacitic intrusives and related rock types such as breccias and epithermal deposits

  Fractured and folded sedimentary rocks of mainly Cretaceous age. Of these, the arenisca, a highly fractured quartzitic sandstone of the Chimu Formation, is most significant with respect to groundwater occurrence and flow

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  Quaternary alluvium, mainly in the valley and floodplain of the Rio Yamobamba where deposits up to 100 m thick are saturated to a shallow depth and consist of zones of clayey and sandy gravel with interbeds of silty clay

Drilling activities for hydrogeologic characterization began in 2005. More than sixty holes have been drilled for hydrogeologic characterization to depths greater than 300 m. Most of these were converted to either standpipe wells or grouted vibrating wire piezometers, and many were tested to measure the hydraulic properties of rock and alluvium.

The wells and piezometers have subsequently been used for measuring groundwater levels and collecting baseline water quality samples. In late 2012, the time of the most recent groundwater elevation measurements, the Calaorco Pit had not yet reached the water table. Therefore, current groundwater measurements have been relatively unaffected by mining operations to date.

The depth to groundwater varies from zero in the pampa and near rivers and streams to more than 150 m in the upland areas of the project. The direction of groundwater movement generally corresponds to surface topography. Groundwater movement is from areas of higher elevation and higher hydraulic head to areas of lower hydraulic head in the direction of the Ramada valley on the west, the Quebrada Sayapampa and Rio Chichiricucho on the north and northeast, and the Yamobamba valley on the east.

Large quantities of groundwater are present in alluvial deposits near the Rio Yamobamba. Fractured arenisca of the Chimu formation also has favourable aquifer properties. Wells in both units are capable of meeting project water-supply needs.

A numerical groundwater flow model of the project has been constructed by Montgomery and Associates Consultores Perú, S.A.C. to predict:

  Pit inflows during mining

  Possible impacts of mining on nearby groundwater and surface water resources

  Pumping rates for pit dewatering, and

  Pit lake formation after mining is completed.

The numerical model represents pre-mining steady-state conditions and various phases of active mining conditions from 2012 through 2022. Post-mining conditions have been evaluated for a period required for the system to achieve a quasi-equilibrium state.

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16.3	Mine Design

16.3.1	Gold Oxide Pits

The 2 gold oxide pits currently in operation are Calaorco and Ethel. The pit designs are based on the geotechnical criteria outlined in Section 16.1 and operational requirements for optimum ramp crest position and the pre-existing natural terrain. The Calaorco pit is a 3 stage pit and Ethel is a 2 stage pit. At the effective date both Calaorco and Ethel were near the end of stage 1. The current oxides final pit design is similar to the oxides portion contained within the Mineral Reserves pit design shown in Figure 16.3.2_1 but has yet to be revised.

The leach pad and waste dump positions (dumps #1 and #2)as shown in Figure 18_1 are close to the oxides pits, considering the terrain and the LOM plan, and both consider the total capacity requirement of ore and waste in the current reserve.

All haulroads and ramp gradients follow established industry standards for the equipment being used in the operation.

16.3.2	Cu-Au Sulphide Pit

The open pit design work was completed by Mineria Ingenieria y Construccion SAC (MICSAC) of Lima Peru. The design, as shown in Figure 16.3.2_1, is based on the Whittle optimisation work also conducted by MICSAC, carried out with parameters included in Table 15.1_1. The pit shell selected as the basis for the pit design corresponds to revenue factor of 0.9 on the average discounted cash flow. The wall angles recommended by Piteau as per Section 16.1 were adopted for the design.

The equipment and design characteristics of the Cu sulphide mine are planned to be very similar to the current Au oxide operation. The haul ramp is designed to be 25 m wide and at a gradient of 10%. The pit exit has been located according to current sulphide project layout to have the shortest distance and adequate access to the sulphide process plant location.

The cross sections identified on Figure 16.3.2_1 are included as Figures 14.1_ 1 and 14.1_2

Detailed designs for the waste dumps #2 and to the west of the final sulphide pit will be completed as part of the Pre-Feasibility study but preliminary dump outlines are shown in Figure 18.1_1.

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Figure 16.3.2_1
Mineral Reserves Final Pit Design

815500
816000
816500
817000
9127500
9127000
9126500
9126000
9125500
N
Based on Reserve blocks
0.15% CuEq
SECTION 9126500
SECTION 9126100
Based on Reserve blocks
0.12g/t Au cut off
PIT DESIGN

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16.4	Mining

Mining of the gold oxide pit commenced in March 2011, as part of the pre-production phase of the gold oxide project. In January 2012 full commercial production was declared and the mining activity was focused on the stage 1 of both Calaorco and the Ethel pits. By December 2012 the stage 1 of these pits was complete and work commenced on the stage 2. Calaorco has a planned stage 3 and the oxide reserves of the Ethel pit will be complete at the end of August 2013.

Mining is as envisaged in the gold oxide feasibility study and as per the July 31, 2010 Technical Report. Mining is by local mining and civil contractor STRACON GyM under an alliance style contract.

Material is drilled and blasted on 6 m high benches using 155 mm diameter blastholes and a moderate powder factor. Loading of ore and waste is with diesel hydraulic face shovels and occasionally with a backhoe. Ninety two tonne payload, rigid frame dump trucks are used to haul ore to the dump leach pad and waste to a waste dump.

On occasion the monthly plan has required lower grade ore to be preferentially stockpiled. This occurs when the total ore volume to be mined in the month is greater than available space on the pad. The monthly plan maximises the number of ounces on the pad. At the effective date of this report there were no low-grade stockpiles on site, all ore had been placed on the pad.

Mining operations for the sulphide project are expected to be similar to the oxide mine.

16.5	Mine Production Schedule

The gold oxide ore processing plant is now capable of processing 36,000 tpd. The average mining rate during Q4 2012 was 28,000 tpd. Mine production is scheduled to achieve 36,000 tpd in June 2013. The production rate will continue at this level until the first half of 2017 of Calaorco pit when the production rate will reduce.

The Cu sulphide project preliminary mine plan is based on an initial ore production of 18,000 tpd ramping up to 36,000 tpd and continuing at this rate for the remainder of the mine life. On this basis the sulphide project will have a mine life of 26 years, assuming an initial ore mining rate of 18,000 tpd for the first 7 years and increasing to 36,000 tpd from year 8.

A preliminary combined total oxides and sulphides mining schedule is shown in Table 16.5_1 and will be updated during the sulphides pre-feasibility study. Current Mineral Reserves and initial mine planning suggests the oxide pits will be complete in mid-

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2017 and development of the sulphide pit would commence in 2017 and reach an ore production rate of 18,000 tpd in 2018.

Table 16.5_1
Life of Mine Mining Schedule
Year	Oxide		Porphyry			Total
	Ore (kt)	Au (g/t)	Ore (kt)	Au (g/t)	Cu (%)	Mined Au (‘000oz)	Mined Cu (‘000lb)	Waste (kt)	Total Mined (kt)	SR (W:O)
2013	8,585	0.46				128		24,286	32,871	2.83
2014	12,771	0.50				204		29,078	41,849	2.28
2015	12,771	0.55				226		26,060	38,831	2.04
2016	12,807	0.55				225		16,546	29,352	1.29
2017	6,586	0.50	358	0.15	0.18	107	1,396	6,791	13,735	0.98
2018	74	0.50	6,403	0.29	0.34	61	47,404	8,161	14,639	1.26
2019	213	0.77	6,386	0.34	0.38	74	53,084	9,364	15,962	1.42
2020	114	0.97	6,386	0.32	0.38	69	53,373	6,794	13,294	1.05
2021	37	1.46	6,386	0.32	0.42	68	59,170	4,222	10,644	0.66
2022	1	0.77	6,403	0.31	0.41	65	58,550	9,893	16,297	1.54
2023	-	-	6,386	0.31	0.41	64	58,389	9,865	16,251	1.54
2024	27	0.31	12,771	0.31	0.41	129	116,778	19,731	32,529	1.54
2025	81	0.15	12,789	0.24	0.31	98	86,465	24,121	36,991	1.87
2026	167	0.31	12,771	0.22	0.29	93	81,069	25,555	38,493	1.98
2027	-	-	12,789	0.23	0.29	94	81,031	30,351	43,140	2.37
2028	-	-	12,771	0.23	0.30	93	84,027	35,272	48,043	2.76
2029	289	0.36	12,789	0.21	0.31	92	86,551	24,877	37,955	1.90
2030	-	-	12,771	0.21	0.29	87	81,253	29,334	42,105	2.30
2031	5,819	0.35	12,789	0.15	0.19	128	54,266	51,278	69,886	2.76
2032	1,117	0.45	12,771	0.18	0.23	88	65,419	52,752	66,641	3.80
2033			12,789	0.18	0.24	74	67,646	29,077	41,866	2.27
2034			12,771	0.20	0.28	83	80,148	20,810	33,582	1.63
2035			12,789	0.22	0.32	90	89,032	8,071	20,860	0.63
2036			12,771	0.23	0.33	94	92,822	4,361	17,132	0.34
2037			12,789	0.24	0.34	97	96,800	1,942	14,731	0.15
2038			12,771	0.25	0.36	101	100,750	960	13,731	0.08
2039			12,789	0.28	0.41	116	116,732	131	12,920	0.01
2040			12,771	0.28	0.41	116	116,571	131	12,902	0.01
2041			10,829	0.28	0.41	98	98,842	111	10,940	0.01
2042			2,115	0.28	0.41	19	19,306	22	2,137	0.01
LOM	61,458	0.50	268,905	0.24	0.33	3,080	1,946,872	509,946	840,309	1.54

16.6	Mining Equipment

A new fleet of drills, 170 t face shovels, 92 t payload trucks and associated load and haul support equipment has been purchased by the contractor for the gold oxide project and is now all on site and working.

The fleet selection for the sulphide project is focusing on the same size and class of equipment used in the gold oxide mine.

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17	RECOVERY METHODS

17.1	Processing Flow Sheet – Dump Leach

Gold is recovered at the La Arena project via dump leaching. Ore is mined from two pits - Calaorco and Ethel. Mined material is trucked to pads where it is dumped to form heaps. The heaps are irrigated with sodium cyanide solution. As the solution passes through the heaps gold is dissolved. Pregnant solution discharges the heaps and flows into a pregnant (gold enriched) solution pond.

Solution is pumped from the pond to an adsorption, desorption and refining (ADR) circuit where gold is recovered onto activated carbon. The carbon is stripped to produce a solution from which the gold is electrowon to form a precipitate. The precipitate is then dried and mercury evaporated off, mixed with fluxes and smelted to produce doré. The doré is weighed, sampled and shipped to a refinery. Refined gold is sold.

Slag produced as part of the smelting process is crushed and any prills of gold are recovered and recycled for smelting. Stripped carbon is regenerated and recycled to the adsorption circuit. A flowsheet of the dump leaching operation is shown in Figure 17.1_1.

The La Arena dump leach process began production in March 2011. A summary of the monthly gold recoveries and the cumulative gold recovery for the oxide project to the end of December 2012 is presented in Table 13.1.4_1. The cumulative gold recovery is 88.8% and gold sold to December 31 2012 is 252,898 oz.

Consumption of major reagents and consumables up to the end of December 2012 are presented in Table 17.1_1.

Table 17.1_1
Major Reagent and Consumables Consumption to December 31 2012
Item	Unit	Consumption
Sodium Cyanide	kg/t ore	0.09
Lime	kg/t ore	0.70
Carbon	kg/t ore	0.03

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Figure 17.1_1
Dump Leach Flowsheet

Sludge from Clarification Pond
Run of Mine Ore
Heap Leach Pad
Cyanide
Pregnant Leach Solution Pond
Excess Solution Pond
Barren Solution Tank
Clarification Pond
Effluent Treatment Plant
Safety Carbon Columns
Effluent to Environment
New/Regenerated Carbon
Loaded Carbon
Barren Solution
To Carbon Stripping
Dual Filters
Heat Exchanger
To Sump
To Sump
Carbon Columns
Acid Wash Solution
Acid Wash Vessel
Carbon
NaOH
Neutralization Tank
Carbon Strip Vessels
Heater
Loaded Strip Solution Tank
Electrowinning Cells
Mercury Retort Furnace
Flux
Induction Furnace
Slag
Cyanide
Caustic
Barren Strip Solution Tank
Jaw Crusher
Slag to Pad
Slag Matrix Table
Gold Bars
Carbon Fines
Wash Screen
Carbon Fines Recovery
Bags
To Smelter
Fines Tank
Stripped Carbon Tank
Quench Tank
Kiln
Regenerated Carbon
Classification Screen

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17.2	Processing Flow Sheet - Sulphide Project

The proposed process flowsheet for treating sulphide material considers ore is transported from the mine in 92 t capacity dump trucks. The ore will be either direct dumped into the crushing plant ROM dump hopper or onto the ROM pad for blending. Blended ore will be fed into the ROM dump hopper by a front end loader. Material greater than 900 mm will be screened from the plant feed via a stationary grizzly over the ROM dump hopper. The plus 900 mm material will be subsequently broken down using a rock breaker.

From the ROM dump hopper, ore passes over a vibrating grizzly feeder to remove minus 150 mm material. Oversize passes through a jaw crusher where it is reduced to a nominal P80 = 150 mm. The two products will discharge onto a conveyor and be transported to the crushed ore stockpile. Any metal in the ore is to be removed/detected via a magnet and metal detector located on the stockpile feed conveyor.

The crushing plant is designed at a throughput of 884 tph at an availability of 85%. The crushed ore stockpile will have a live capacity of approximately 23,000 t. Ore is reclaimed from the stockpile via apron feeders (2 operating, 1 standby) at a rate of 830 tph and fed to the grinding circuit. The feed rate to the grinding circuit will be controlled by a weightometer located on the SAG mill feed conveyor.

The grinding and classification circuit comprises of a SAG mill, ball mill and cyclones. Ore from the crusher stockpile is fed to the SAG mill and ground to a P80 of approximately 865 µm. SAG mill discharge passes over a screen. Screen oversize is fed onto a conveyor and transferred to a stockpile. The stockpile material is reclaimed via a front end loader and trucked to the ROM pad where it is blended into the crushing plant feed. Screen undersize discharges to a cyclone feed sump where it combines with the ball mill discharge and lime addition. The combined slurry is pumped to the cyclone cluster via cyclone feed pumps (1 operating, 1 standby) for classification. The cyclone overflow passes through a screen to remove trash and is then transferred to the flotation circuit. The cyclone underflow recirculates to the ball mill. The recirculating load is approximately 250% of the grinding circuit feed rate. The grinding and classification circuit operates at a design throughput of 830 tph at 92% availability.

Slurry from the primary grind cyclone overflow is transferred to the rougher flotation conditioning tank where it is agitated and conditioned before it flows by gravity to the flotation circuit. The flotation, regrind and filtration circuit comprises of rougher flotation, rougher/cleaner flotation, rougher cleaner thickening, regrind, regrind cyclone classification, cleaner flotation, concentrate thickening and concentrate filtering.

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Rougher flotation concentrate is pumped to the rougher/cleaner flotation cells. The tails is transferred to the tails sump. Concentrate from the rougher/cleaner flotation cells is pumped to the rougher/cleaner thickener where it is thickened to 60% wt. solid. Thickener underflow is combined with the regrind mill discharge and pumped to the regrind cyclone cluster. Cyclone overflow (P80 of approximately 30 µm) is transferred to the cleaning circuit while underflow is recirculated to the regrind mill; recirculating load is approximately 200%. Tails from the rougher/cleaner flotation cell is combined with the rougher tails and pumped to the tailings storage facility.

The cleaning circuit consists of three stages. A cleaner scavenger is included with the first cleaning stage. Slurry enters cleaner no. 1 flotation cells. Cleaner no. 1 concentrate is pumped to cleaner no. 2 while the tails flow to the cleaner no. 1 scavenger cell. Cleaner no. 1 scavenger concentrate is recirculated to the cleaner flotation conditioning tank and the tails is pumped to the tails sump. Concentrate from cleaner no. 2 cells is pumped to cleaner no. 3 while the tails is sent to the cleaner tails sump. Cleaner no. 3 concentrate is pumped to a copper concentrate thickener where the slurry is thickened to 60% wt. solid before it is pumped to the copper concentrate surge tank. Tails from cleaner no. 3 flotation cell is sent to the cleaner tails sump where it is pumped to the cleaner flotation conditioning tank.

From the copper concentrate surge tank, slurry is pumped to a filter press where the water content is reduced to target moisture of 8%. Concentrate filtering is performed on a batch basis. Filtered concentrate is discharged on to a conveyor and transferred to the storage area. Filtrate from the filter press is recirculated to the copper concentrate thickener.

MIBC and 3418A reagents are added to the rougher, rougher/cleaner, cleaner no. 1, cleaner no. 1 scavenger, cleaner no. 2 and cleaner no. 3 flotation cells. Flocculant is added to the rougher/cleaner and copper concentrate thickeners. Lime and sodium cyanide are added to the regrind mill discharge sump.

Filtered concentrate is loaded with a front end loader and trucked to a port for shipment to smelters overseas. .

A summary flowsheet for the treatment of sulphide material is shown in Figure 17.2_1.

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Figure 17.2_1
Copper Sulphide Circuit Flowsheet

ROM STOCKPILE
ROCK BREAKER
ROM DUMP HOPPER
VIBRATING GRIZZLY FEEDER
PRIMARY CRUSHER
CRUSHED ORE STOCKPILE CONVEYOR
CRUSHED ORE STOCKPILE
APRON FEEDERS
SAG MILL FEED CONVEYOR
SAG MILL
SAG MILL DISCHARGE SCREEN
SAG MILL SCREEN OVERSIZE STOCKPILE
BALL MILL
CYCLONE FEED SUMP
CYCLONE FEED PUMPS
PRIMARY CYCLONE CLUSTER
ROUGHER FLOTATION CELLS
ROUGHER CONCENTRATE PUMP
REGRIND MILL CYCLONE CLUSTER
CLEANER #1 FLOTATION CELLS
CLEANER #1 SCAVENGER FLOTATION CELL
CLEANER #1 CONCENTRATE PUMP
CLEANER #1 SCAVENGER CONCENTRATE PUMP
CLEANER #2 FLOTATION CELLS
CLEANER #2 CONCENTRATE PUMP
CLEANER #3 FLOTATION CELL
CLEANER #3 CONCENTRATE PUMP
ROUGHER/CLEANER FLOTATION CELL FIVE (5) 50m CELLS
ROUGHER/CLEANER CONCENTRATE PUMP
ROUGHER/CLEANER TAILS SUMP
ROUGHER/CLEANER TAILS PUMP
TO TAILS DAM
REGRIND DISCHARGE SUMP
CU CONCENTRATE THICKENER
CU CONCENTRATE THICKENER U/F PUMP
CU CONCENTRATE SURGE TANK AGITATOR
CU CONCENTRATE SURGE TANK
CU CONCENTRATE FEED PUMP
CU CONCENTRATE FILTER PRESS
CU CONCENTRATE CONVEYOR
CU CONCENTRATE STORAGE AREA
CONFIDENTIAL
NOT FOR CONSTRUCTION
LEGEND
PRIMARY PROCESS FLOW
SECONDARY PROCESS FLOW
INTERMITTENT/BYPASS PROCESS FLOW

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17.3	Sulphide Plant Design

The new sulphide project pre-feasibility study recently commenced. Process plant development will proceed when results from additional metallurgical testwork are available.

Rio Alto has appointed Hatch Asociados S.A. (Hatch) to design the processing plant and associated infrastructure as part of the sulphide pre-feasibility study.

17.4	Energy, Water and Process Materials

Current and expected power and water supply has been discussed in Sections 5.5 and 18.

Process materials usage for the dump leach operation is summarised in Section 17.1 and will be fully revised and detailed for the sulphide project as part of the ongoing pre-feasibility study.

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18	PROJECT INFRASTRUCTURE

As described in Section 5.5 infrastructure for the existing Oxide Gold Leach Project includes 2 open pits, 2 waste dumps, 1 fully lined leach pad, 1 pregnant liquor solution pond, 1 major events pond (storm water catchment), ADR processing plant and sundry facilities as shown on the site plan in Figure 18_1. Access to all these facilities is on dual lane gravel roads.

The multi-purpose port of Salaverry, located 14 km south of Trujillo, has a maximum depth of 10 m (31 feet) and can handle Handymax size bulk carriers loaded to a 32,000 WMT of concentrate. The port has concentrate storage and loading facilities. It is well protected from ocean swells by its natural setting and artificial breakwaters. The port occasionally closes because of heavy fog for a few hours in the morning during summertime.

18.1	Roads

Access to site is from Trujillo on a national highway that is part dual carriage bitumen and part dual carriage way gravel. There are ongoing road works to install bitumen for the full route from Trujillo. This work is expected to be complete by December 2013 (35 km remain to be paved). There are no tunnels on this route however there are 5 small bridges. Typical weight restriction on these bridges is 45 t unless specific reinforcement is designed and installed. This is the same route used to construct the Lagunas Norte project for Barrick. The La Arena site can also be accessed from Cajamarca on a bitumen and gravel dual carriageway highway.

All construction and operating supplies and materials for the Gold Oxide Project have been transported from the coast via Trujillo to site by truck. The same highway will be used to transport materials for the Copper Sulphide Project at La Arena.

18.2	Accommodation

Existing accommodation has been constructed out of prefabricated pressed tin, foam sandwich panels. Materials and construction are suitable for the climatic conditions experienced on site. Individual rooms are set up for two people and are inter-joined by shower and toilet facilities, shared between 4 people. Messing is provided in one location with an industrial kitchen capable of producing over 2,500 meals per day. Industrial laundry facilities are also installed with capacity to support a 600-person camp.

The buildings are transportable and can be re-located as required by project expansion. The existing camp will be relocated and expanded for the Sulphide Project.

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Figure 18_1
La Arena Project Site Layout

WASTE DUMP #1
PLANT SITE
PLS POND
RESERVE PIT
FINAL LEACH PAD
ETHEL PIT
OFFICE
SHOPS
CAMP
ROAD DESVIATION
CALAORCO PIT
TOP SOIL DUMP
MILL SITE LOCATION
WASTE DUMP #2
WASTE DUMP AREA
SE - LA RAMADA
TAILINGS AREA
N
LEGEND
OXIDES PHASE
SULPHIDE PHASE
RIOALTO
MINING LIMITED

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18.3	Offices, Workshops and Storage

The main offices and satellite office buildings have been constructed from the same material as the accommodation buildings. The workshop and warehouse is a steel frame structure with a sheet metal roof. Offices inside the workshop and warehouse are constructed out of the same pressed tin foam sandwich panels as the accommodation blocks. All buildings have been designed with all appropriate storage, containment, and drainage controls and engineered for the storm and wind conditions prevailing on site. If required these buildings can be relocated according to the expanding project requirements.

18.4	Laboratories

Two laboratories are operational at site; an assay/analytical laboratory and a metallurgical laboratory. The assay laboratory is analysing all process plant and run of mine samples. The metallurgical laboratory is designed to support the Gold Oxide Project. It has recently become operational. Metallurgical test work procedures and equipment calibration is currently in progress.

The existing assay/analytical laboratory will be adapted for mine and plant assays for the Cu sulphide project. In time this assay laboratory may be relocated closer to the sulphide plant site. A new metallurgical laboratory will be constructed for the sulphide floatation plant.

18.5	Fuel and Lubrication

Current operations are supported by a fuel facility with capacity of 120,000 US gallons (454.2 kl) located near the workshop and warehouse facilities. A major Peruvian fuel supplier, Primax, has been contracted to supply fuel for 5 years for the Gold Oxide Project and to manage the distribution of fuel from the site fuel facility. The fuel farm is built with sufficient spill (contingency) containment for 100% of the total tank capacity. Delivery of fuel is from the port of Salaverry in 9,000 gallon tanker trucks.

All lubricants are currently supplied under contract by Mobil. Delivery is by 44 gallon drums warehoused on site in purpose built containment yards.

18.6	Power Supply

The current site power supply for the Gold Oxide Project is from a power house installed at the ARD Plant site. Power is generated by 3 x 1.8 MW generators with 2 currently on standby. As the power demand increases one of the standby generators will come into regular service. Power is distributed by an internal power distribution network supplying 22.9 kV to all facilities. Step down transformers are positioned at each significant installation including the PLS Pond, the offices, the workshop and warehouse.

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A high tension 220 kVA power line passes approximately 3 km west of the La Arena Project. This is a principal feeder of the national grid of Peru. La Arena has purchased land to build a substation near this power line. The engineering study is complete and construction of this substation is due to start in 2013. Contract negotiations to purchase power off the main grid are also well advanced. It is envisaged that the gold oxide mine will be running of mains power by March 2014.

The estimated power demand for the gold oxide project will not exceed 5 MW for a 36,000 tpd plant. For the future sulphide project the power demand is estimated to increase to approximately 30 MW.

18.7	Water Supply

Water supply to the current operation is pumped from a fresh water bore located approximately 1 km from the office and camp buildings. The bore is 80 m deep with the pump currently positioned 50 m down the well. This supply is capable of a continuous flow of 5 l/s. A 150 mm (6”) HDPE pipe line is installed from the bore to a 80 m3 holding tank positioned 200 m from the office buildings. From this tank water is distributed to the processing plant, workshop, offices, camp, and the kitchen (via a potable water filtration system). The water quality is good and the pH is neutral.

Water for dust suppression is taken from several different sumps and settlement ponds located around the site. The water is collected from localised surface run off in these sumps and pumped into 5,000 gallon water trucks for distribution.

The water demand of the La Arena sulphide project will include water for drinking and sanitation, make-up water for mineral processing, and water for dust control on roads. The total demand is expected to be about 50 l/s. Most of this water will be used for mineral processing, mainly in the crusher and concentrator.

Potential groundwater supplies are abundant. Both the unconsolidated alluvium near the Yamobamba River and the fractured sandstone of the Chimu formation have favorable aquifer characteristics. Water for the existing oxide phase operations is withdrawn from a water supply well in the alluvium, and additional test wells have been constructed in both the sandstone and the alluvium. Results show that potential yields range from 5 to 20 l/s.

Significant water will also be recovered and re-used from the sulphide TSF.

18.8	Explosives

A Peruvian explosive company Famesa is contracted to supply explosives to site for the Gold Oxide Project for 5 years. Famesa fabricates blasting accessories and provides a down-the-hole charging and a technical analysis and monitoring service. The blasting products are trucked to site from Trujillo.

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A site high explosives storage magazine has been constructed near waste dump #1. Detonators, fuse and detonating cord are stored in a bund protected 20’ container; boosters are stored in a separate bund protected 20’ container. Bulk emulsion is stored in 3 elevated silos each with a capacity of 60 t and positioned approximately 70 m from the class 1 explosives. Near the silos is a pad for storage of bulk ammonium nitrate.

The blasting agents are transported to the pit and pumped down the hole by a blasting truck that is purpose built to mix emulsion, ammonium nitrate and diesel (fuel oil) in the process of pumping into the blast hole. The blasting truck can produce and deliver down-the-hole three different blasting products; ANFO, Heavy ANFO or gassed emulsion.

18.9	Tailings Storage

Golder Associates Peru S.A. (Golder) has been retained to complete a study into a new site for the sulphide project tailings storage facility (TSF) and has subsequently completed a PFS level study into the design, operation and costs for the selected TSF site. The TSF site is to be south of the La Arena pit and infrastructure, as shown in Figure 18_1.

Although further work will be carried out as part of the sulphide project feasibility study, Golder believe up to 290 Mt of thickened tailings can be deposited at this site over a 26 year mine life at a processing plant throughput rate of 18,000 – 36,000 tpd.

The TSF characteristics are:

  Main dam, will be built for the start of operations with borrow materials or suitable waste materials produced by the pit operation

  Seepage water collection pond

  Perimeter channel runoff bypass system

  Supernatant water evacuation system

  Possible effluent water treatment plant

  Tailings transportation system

  Tailings distribution system

  Reclaim water system from tailings pond to concentrator

The design layout after 15 years is shown in Figure 18.9_1.

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Figure 18.9_1

TSF Layout after 15 Years

816000
818000
N
CALAORCO PIT
SULPHIDE MILL
WASTE DUMP # 2
RECLAIM WATER BARGE / PIPELINE
TAILINGS PIPELINE
WATER TREATMENT PLANT
WATER DIVERSION DAM
TAILINGS STORAGE FACILITY
WATER DIVERSION CHANNEL
0
500
1,000
Meters
816000
818000

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19	MARKET STUDIES AND CONTRACTS

Gold, copper and small quantities of silver will be produced from the La Arena project. In the previous sulphide project PFS and in this Report no consideration was given to the possible separate economic recovery of molybdenum.

Gold is being and will continue to be produced on site through the gold recovery plant which extracts gold from the solutions coming from the dump leach process. Doré bars are produced and sent to an arm’s length refinery in Switzerland for refining. Refining and doré transportation and insurance charges were negotiated between the service providers and Rio Alto. Refined gold bullion is sold at market reference prices under a long-term contract. Silver contained in doré is refined and sold at market prices.

The other portion of the gold that will be produced for the sulphide project will be contained in a gold-copper concentrate that will be sent to a smelter. As for the previous PFS a concentrate will be produced at the La Arena mine site from the Cu-Au porphyry deposit, transported by road to the port of Salaverry, Peru where it would be stored in a warehouse before being transferred onto a ship for delivery to Asian or European smelters.

Rio Alto mandated Lascaux Advisors to provide current marketing and commercial key data for the evaluation of revenues and charges associated with the production and sale of gold-copper concentrates.

19.1	Gold Supply and Demand

Information on the demand and supply of gold is extensive. The following is extracted from the World Gold Council’s (www.gold.org) 16May 2013 release:

The latest World Gold Council Gold Demand Trends report, which reports on the period January-March 2013, shows a market driven by diverse global demand, and an appetite for owning gold jewellery that continues to grow.

Gold demand and supply statistics for Q1 2013:

  First quarter gold demand of 963t was down 13% compared with Q1 2012

  The value measure of gold demand in Q1 2013 was US$51bn, down 16% on the year before

  The Q1 2013 average gold price was US$1,632 down 3% on the year before

  The net outflow from ETFs was 177t in the quarter. That fall pushed the sum of ETF and total bar and coin demand to just below 201t. Total investment demand was 320t in Q1 2013, flat compared with a year ago

  Demand in the jewellery sector was up 12% to 551t. Jewellery demand in China was 185t while demand in India was 160t

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  Demand in the technology sector once again surpassed 100t for the quarter Demand in Q1 2013 was 102t, down 4% on the previous year

  The Q1 2013 total mine production was up 4% on last year at 688t. Recycling fell 4% resulting in a total supply that is 1% higher than a year ago

  Net central bank purchases totalled 109t, 5% lower than a year ago, making this the ninth consecutive quarter in which central banks have been net purchasers of gold

The price of gold has been volatile in recent times and this is expected to continue during the further development of the Project. Rio Alto has chosen $1,800 / oz Au and $3.50 / lbCu to constrain Mineral Resources. This is supported by recent gold price highs and the trend over the last five years as shown in Figure 19.1_1. The Mineral Reserves have been updated and were based on a gold price of $1,400/oz.

19.2	Copper Supply and Demand

Information on the demand and supply of copper is also extensive. The following is from www.fastmarkets.com website:

Copper is used extensively in everyday products, brings electricity into the home from the power station and takes electricity to all the mains-fed electronics and appliances we use in the house, office and vehicles.

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With annual consumption at around 20 Mt, it is most-used base metal after aluminium. Copper faces competition from aluminium and fibre optics in wire and cable applications and from aluminium in heat exchangers.

Around 18% of annual copper supply comes from recycled material, which is referred to as secondary copper.

Copper has a wide range of attributes which is why it has so many applications today. It was found to be a very efficient conductor of electricity and heat as well as being flexible, strong, durable and resistant to corrosion. As such, it has been key to many of man’s technological advances, the two biggest being telegraphic communications and electricity.

China has the greatest demand for copper and as also included in the September 2011 Technical Report:

“ with China, India and many other developing countries starting to industrialise and urbanise, demand is likely to grow. Per capita demand for copper rises as GDP per capita rises. Japan consumes around 12kg per capita, North America consumers around 10kg per capita and Europe around 9kg per capita. The large populations of China, India, Eastern Europe and South America are all consuming less than 2kg per capita.

The price of copper has also been somewhat volatile in recent times. Rio Alto has chosen $3.50 / lb to constrain Mineral Resources and $3.00 / lb for estimation of Mineral Reserves. This is supported by recent prices and the trend over the last five years as shown in Figure 19.2_1.

As the planned copper concentrate assay for La Arena is clean and desirable, Lascaux Advisors believe Rio Alto should have no problem in selling their production. The estimated annual production from La Arena will not significantly change the balance of the global custom copper concentrate market, but it will be very useful for a smelter to secure this supply in order to increase their capacity utilization.

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19.3	Contracts

For the oxide project contracts have been awarded and are well progressed for civil works, exploration drilling, processing plant construction and mining. The mining contract includes the provision of all consumables such as fuel, explosives and mining equipment spare parts.

Hatch has been awarded a contract to lead the sulphide feasibility study in addition to a number of sub-consultants and contractors who have been awarded specific tasks related to the study.

Rio Alto entered into a gold prepayment agreement under which it received advance sales proceeds of $50 M. To settle its sales obligation the Company is required to deliver 61,312 notional ounces of gold over a 40-month period. The number of ounces of gold to be delivered falls within a range and varies as the price of gold varies; such that if the price of gold exceeds $1,450 per ounce on the declared delivery date the monthly delivery requirement would be 85% of the notional monthly delivery requirement. Conversely, if the price of gold was less than $950 per ounce, on the declared delivery date, the monthly delivery requirement would be 115% of the notional monthly delivery requirement.

At January 1, 2012 Rio Alto had partially satisfied the delivery requirements with the delivery of 36,083 notional ounces of gold leaving a total 25,229 notional ounces of gold to be delivered.

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20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

Tecnología XXI S.A. was hired by Rio Alto to complete the Environmental Impact Assessment (EIA) for the gold oxides feasibility study. The EIA was approved on 20 July 2010. La Arena is performing activities to assure the commitments and recommendations of the EIA are followed, including environmental monitoring and environmental and social management plan programs.

Currently, La Arena gold oxide mine is working at full capacity, with the recent approval of the production permit for 35,990 tpd.

The environmental assessment for the copper-gold sulphide project was initiated in the last quarter of 2012 and it is estimated to be presented to the Ministry of Energy and Mines in June 2013. The layout for this permit will not affect areas outside the approved EIA and according to the current regulations will be treated as a modification.

La Arena signed in December 2009 a general agreement with La Arena community (APEULA) that includes the relocation of the school, a new town and other social support programs. The obligations committed to by this agreement are ongoing.

20.1	Environmental

The main environmental issues that may be considered intermediate risks are:

  The long term management of fresh water supply especially in the dry season.

  New areas that will be significantly impacted by the disposal of both tailings and waste generated by the sulphides operation that could require environmental and social compensation measures.

  For the future sulphide project the time it takes to obtain licenses and permits from regulators as well as the time it takes to obtain the regulatory approval of the project’s EIA.

  The long term management plan for acid rock drainage (ARD) for the sulphides in waste dumps and tailings and water quality

  Possible compensation for wetland areas that would impacted by tailings and waste dumps disposal areas

  The costs associated with the closure of the mine

These risks can be mitigated by setting sound social and environmental policies together with professional management programs.

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20.2	Social

The main social aspects that can be considered as intermediate risks are:

  The need for ongoing relocation and acquisition of surface land from individual owners, including for expansion of the sulphide project.

  The existence of mining operations located in the vicinity of the Project whose community management methods may affect the surface land acquisition as well as on how communities will perceive the project in relation to social and environmental demands.

  The expectations that the Project development will generate within the population living in or near the Project, including local suppliers and potential contractors for the construction and operation.

  New regulations to be put in place that can affect the Project.

  Actual adverse social-political situation against mining activities elsewhere in Peru.

20.3	Mine Closure

Golder Associates Perú S.A. was hired to prepare the detailed mine closure plan for the oxide operation. The mine closure plan was submitted in July 20, 2011 to the Ministry of Energy and Mines (MINEM) and was approved on February 2, 2012.

The closure plan includes progressive, final and post closure activities; closure costs has been estimated in $34.7 M. A bond of $8 003 270 has been put in place as a warranty. According to current regulation, closure plans must be updated every three years.

In 2011 Ego-Aguirre & Smuda S.A.C. (EA&S) reviewed all the existing geochemical studies for La Arena and prepared a water quality model to support the mine closure scenarios.

Estimated sulphate concentrations are low to intermediate, approximately 50 mg/l during the wet season and up to 2,000 mg/l in the dry season. Metal concentrations are generally low in the wet season and one order of magnitude higher in the dry season

Considering previous humid cell test results and water quality models, lime consumption and sludge production were also estimated for a typical conventional neutralization plant, 67.7 t/year of lime and 134 t/year of sludge.

Rio Alto has submitted to the MINEM a modified closure plan to include capacity expansion in the recently approved mining permit. This closure plan is expected to be approved by 4th quarter of 2013.

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The conceptual mine closure plan for the sulphide project will be included in the sulphide project EIA.

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21	CAPITAL AND OPERATING COSTS

The Gold Oxides Dump Leach mine has been in commercial production from January 2012. The leach pad continues to be expanded and this cost is capitalised.

The sulphide project remains at PFS stage.

21.1	Capital Costs

21.1.1	Gold Oxides Dump Leach

Capital expenditure on the gold oxides dump leach mine to December 31, 2012 has been approximately $137.5 M as detailed in Table 21.1.1_1.

Table 21.1.1_1
Gold Oxides Dump Leach Capital Costs to end 2012
Item	$M
Offices and Camp Buildings	2.4
Camp installations & equipment	4.3
Computing and communications	0.3
Transport	0.7
Community Infrastructure	1.1
Land Purchase	19.2
Core shed	0.5
Mining Infrastructure	3.5
Highway diversion & underpass	2.8
Mining roads and drainage	0.5
Waste dumps	6.2
Mine entrance and fencing	0.4
Plant ADR and laboratories	19.5
Leach pad and ponds	72.6
Power infrastructure	3.5
Total	137.5

21.1.2	Copper Sulphides

At the Effective Date the sulphide project updated pre-feasibility study was ongoing and capital costs had not been completed. For the sulphide concentrator and associated infrastructure this work focussed on the initial phase of the sulphide project of 18,000 tpd capacity.

The 2010 capital cost estimate for the concentrator and associated infrastructure was $252.3 M but this was for a throughput of 24,000 tpd.

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21.2	Operating Costs

21.2.1	Gold Oxides Dump Leach

Mine productivity during production expansion of the La Arena Gold Mine during 2012 was hampered by various civil construction challenges and start up efforts. Additionally, changes to the mine plan to accelerate waste production resulted in cost increases in the second half of 2012. Mine site costs per tonne of ore for 2012 are shown in Figure 21.2.1_1.

The major elements making up the cost per tonne of ore for 2012 were as summarised in Figure 21.2.1_2.

The major cost elements for mining include equipment rental, materials (mostly diesel and blasting materials) and labour. Processing costs are dominated by materials (chemicals), diesel generated electrical power and labour. Other cost elements include services such as insurance and security, health, safety, training and

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community relations costs. Equipment rental is for the mining fleet which consists of 21 one hundred tonne trucks, three 18.5 cubic meter shovels, 2 blast hole drilling rigs and various support equipment for road maintenance, personnel movement and other services.

Diesel is used to operate the mining fleet, the support vehicles and electrical generators. Materials include blasting agents and chemicals used to leach and process doré. Services include blasting, assaying and security. Health, safety, environment and community relations include supplies, training and donations.

By functional area mine site costs per tonne of ore were as summarised in Figure 21.2.1_3.

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21.2.2	Copper Sulphides Mining Costs

As it is anticipated that the sulphide project will use similar mining equipment to the gold oxide mine mining costs for the sulphide project have been based on the oxide mining costs used in the pit optimisation, as listed in Table 15.1_1. The waste mining costs per tonne mined are the same as for oxides and are a little higher than ore costs due to a longer haul distance. The ore mining cost is slightly higher than the oxide ore cost due to adding an ore rehandle cost of $0.20/t ore milled but deducting the oxide leach pad liner protective layer cost of $0.14/t ore dumped.

Both the base cost of $2.44/t ore and $2.50/t waste are increased below the pit exit 3328 mRL by $0.04/t for every 12 m in pit depth.

Ongoing work for the sulphide pre-feasibility study will include mining costs.

21.2.3	Copper Sulphides Processing Costs

The sulphide processing used for pit optimisation was $3.99/t milled, based on the latest metallurgical testwork and the flow sheet included in Section 17.2 and for a throughput of 36,000 tpd. The cost components are as shown in Table 21.2.3_1. The main differences to the 2011 Report operating cost of $4.59 /t milled were a reduction in expected power costs and the removal of a tailings thickener.

Table 21.1.3_1
Copper Sulphides Processing Costs
Item	Unit	Cost
Labour - operating	$/t ore milled	0.09
Labour - maintenance	$/t ore milled	0.05
Power	$/t ore milled	1.50
Reagents and consumables	$/t ore milled	1.10
Spares	$/t ore milled	0.57
Tails dam wall lifts	$/t ore milled	0.60
Laboratory	$/t ore milled	0,08
TOTAL	$/t ore milled	3.99

Work continues on operating costs as part of the sulphide project pre-feasibility study.

21.2.4	Copper Concentrate Costs

The following has been provided by Lascaux Advisors, LLC in a document dated January 25, 2013.

Copper Concentrate Market

Copper concentrates are an intermediate product with supply and demand factors separate from the refined copper market. The concentrates must be processed by smelters/refineries to turn it into refined copper and therefore it is either sold directly to smelters or sold to trading companies who then sell it on to smelters.

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Approximately 40% of the global copper concentrate market is captured through integrated facilities where the mine and smelter is controlled by the same entity. The balance of concentrate production is sold to “custom” smelters, meaning smelters that do not have enough (or any) integrated feed for their production capacity. La Arena’s production would fall into this category.

La Arena Copper Concentrates Quality

The projected assay of the copper concentrates to be produced at La Arena is typical for Peruvian producers in the region. It has the desired amount of copper, sulphur and iron and does not have any impurities which would be deemed deleterious to the smelting process. Based on initial inquiries, smelters and trading companies verified that the material would be clean for treating and would receive standard industry payables and no penalty charges. For payable amounts, typical Asian terms for La Arena quality would be 96.5% for copper contained and 97% for gold contained and Lascaux Advisors confirmed this with concentrate traders and two smelters.

Treatment and Refining Charges (T/C and r/c)

The treatment charge refers to the cost of the receiver to put the concentrate through the smelting process and recover the payable metals within the material. The iron and sulphur contained in the concentrate are important contributors of energy in the pyrometallurgical smelting process. After smelting, the concentrate is transformed into an anode of approximately 97-99% copper with the balance being precious or other metals. The refining charge refers to the anode then being treated in the refinery where the copper content is increased to 99.99% copper and the precious metals are extracted and typically recovered. Treatment and refining charges are almost always quoted in a symmetric basis with the treatment charge in dollars per dry metric ton of concentrate and the refining charge in cents per pound of payable copper. As an example, the current spot market is around a T/C and r/c of $75/7.5.

The majority of the custom concentrate market is settled through annual frame contracts whose settlements each year are referred to as benchmark agreements. The results of these settlements are published in trade journals and by banker, broker and metal analysts. There is also an active spot market for shipment of a fixed amount of copper concentrates within a year or a few years as opposed to the long term nature of a frame agreement. Mines and smelters will look at the spot market as a reference to the general direction of the custom copper concentrate market and it will have an influence on each annual benchmark negotiation.

The T/C and r/c move as a function of the supply of custom copper concentrates versus the demand of smelting capacity, and can be independent from the supply and demand of refined copper and the copper price. During the 1980’s, the custom concentrate market was relatively balanced between smelting capacity and concentrate production and annual T/C and r/c’s settled in a range of $60/6.0 and

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$75/7.5. Smelter utilization was around 85% during this time period. In the 90’s, large concentrate production expansion and new mine start-ups (mostly in South America, Asia, and Australia) resulted in higher custom concentrates being available and the market saw higher T/C and r/c’s in the 90/9.0 range. Starting in 1999 declining amounts of custom copper concentrates and a huge increase in custom smelting capacity, mostly in Asia, resulted in annual T/C and r/c’s averaging below 65/6.5 from 1999-2010. In 2010 the market settled at $46.5/4.65 and in 2011 the annual benchmark was $56/5.6.

In 2012, there was not one uniform benchmark settlement. Freeport had published settlements with Asian smelters at $63.5/6.35 while BHP and other miners settled at $60/6.0. As some side terms such as price participation, quotation periods, and contract extensions or tonnage increases and decreases are not disclosed in these agreements, typically benchmark smelter processing fees are recorded as the contracted agreements representing the most tonnage. Therefore, in 2012 $60/6.0 is the more regularly reported figure.

It is difficult to be exact when forecasting future annual settlements. The last decade of relatively lower T/C and r/c’s as well as the current spot market trending in the 70’s would indicate that custom smelting capacity remains slightly larger than the production of custom copper concentrates. Smelter capacity utilization is forecast to increase from the low 80’s to the mid-80’s in 2013. Some larger mines and mining companies are running into production shortfalls due to declining grade and longer haul distances and there have been many examples of labour disruptions in the past three years. Another contributing factor to the lack of new custom concentrate production is a longer approval process and delays in greenfield mining development project in some jurisdictions.

Taking into consideration all factors at the current time, and assuming a roughly balanced concentrate market, for basic economic planning Lacaux believe that using $75/7.5 for life of mine treatment and refining charges is a reasonably conservative estimate. This is what has been assumed for the pit optimisations.

Vessel Freight

The standard shipment lot size for sea borne copper concentrate cargos is 10,000 WMT. For Peruvian and Chilean producers, the majority of shipments and contracts are based on a CIF Main Asian Port destination. Miners utilizing west coast ports can also ship through the Panama Canal to Europe and other locations which typically result in a freight savings as compared to Asia. To be conservative Lascaux surveyed ship brokers and owners on a CIF Asia basis (main ports in Japan/Korea/China) which has the largest population and capacity of custom smelters importing copper concentrates.

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Rates quoted from Salaverry to Asia based on 10,000 WMT shipment sizes in the current market were indicated in a range of $40-45/WMT. By combining cargos with other shippers or increasing cargo sizes to 20,000 WMT, the quotes were reduced to the high 30’s and low $40’s/WMT. Shipping in 5,000 WMT increments the quotes increased to $45-50/WMT. Vessel brokers and owners had no capacity issues in shipping 10,000 WMT per month and they felt that the port of Salaverry would be capable of handling this volume. These quotes are based on a loaded at port basis and do not include any inland freight or storage costs.

There is a great deal of overcapacity in the dry bulk cargo freight market at present. While it is difficult to predict why there will be less capacity in the market in the near future, we suggest using a vessel cost of $50-55/WMT to be conservative.

21.2.5	General and Administration Costs

All gold oxide dump leach mine site costs including general and administration functions such as accounting, insurance, logistics and other support services are included in operating costs described in Section 21.1.1. Lima office administrative services provided to La Arena amounted to $5.1 M for 2012 and were higher than normal because of workers' profit participation payments of $2.0 M. Lima office costs for the foreseeable future should be in the order of $3.5 M. Costs included personnel costs, salaries of $2.3 M and profit participation of $2.0 M, telephone and internet services of $0.3 M, regulatory filing fees of $0.2 M and other miscellaneous items $0.3 M.

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22	ECONOMIC ANALYSIS

22.1	Assumptions

Specific updated mining and processing input parameters were used to constrain the Mineral Resource model and to estimate the Mineral Reserve, as discussed and listed in Sections 14 and 15. A financial model will be built as part of the sulphide pre-feasibility study.

22.2	Cash Flow Modelling

As per Section 22.1 the total project cash flow and financial models have not yet been updated. The Whittle pit optimisation process is essentially a preliminary financial model, excluding all initial capital costs, and is therefore only an approximate guide to project economics.

The pit shell selected for the subsequent Mineral Reserves pit design was shell #36, with a revenue factor of 0.9. The shell had an average (meaning the average of “worst case” of mining shell #36 bench by bench and “best case” of mining each intermediate shell one after the after) net cash flow of $1,250.1 M. This cash flow is based on metal prices of $3.00/lb Cu and $1400/oz Au and all other parameters as included in Table 15.1_1.

Shell #36 contained 332.1 Mt of oxide and sulphide ore and 532.8 Mt of waste, similar to the Mineral Reserve pit design of a total ore of 330.4 Mt of ore and 509.9 Mt of waste.

In simple terms this means that after all operating costs and sustaining capital costs allowed for in the optimisation the net cash flow above is to cover the initial capital cost plus a net return to the company.

22.3	Peruvian Mining Taxes and Royalty

The Peruvian mining tax system was revised during 2011 and is described below. Rio Alto is subject to the revised system.

On September 14, 2011 the executive branch of the Peruvian Government submitted three bills to the Congress for consideration and approval. On September 21, 2011 an amendment of the bills was submitted to Congress. These bills created two new forms of taxation on mining enterprises and one bill modified the existing royalty on sales of mineral resources. Of the two new forms of tax, one applies to La Arena and the modified royalty is also applicable.

The two amended bills applicable to La Arena may be summarized as:

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Special Mining Tax (“SMT”)

The SMT is applied on operating mining income based on a sliding scale with progressive marginal rates ranging up to 8.40%. The tax liability would be determined and payable on a quarterly basis. As a tax on operating profit, normal operating costs excluding interest are deducted from revenue, an operating profit margin is determined and a progressive tax rate would be applied on the Operating Profit Margin Ratio. The Operating Profit Margin Ratio is determined by the following formula:

Ratio = Operating Income / Mining Operating Revenue x 100.

Where:

  Mining Operating Revenue equals revenue from the sale of mineral resources adjusted for final settlement payments to account for weight, assay and final metal pricing differences, and

  Operating Income equals Mining Operating Revenue less (i) cost of goods sold and (ii) operating expenditures and amortisation calculated for accounting purposes. Exploration expenditures must be allocated on a pro rata basis over the life of the producing mine to which they relate and are not deductible in the period in which they are incurred.

Modified Royalty Based on Operating Income (“MR”)

The MR revises the mining royalty enacted in 2004 that required a payment ranging from 1% to 3% of the commercial sales value of mineral resources. The MR is applied on a company’s operating income, rather than sales, and is payable quarterly (the previous royalty was payable monthly). The amount payable is determined on a sliding scale with marginal rates ranging up to 12% applied to operating margin. As a company’s operating margin increases the marginal rate of the royalty increases. If a company has a zero or negative operating margin a minimum royalty of 1% of revenue is payable. The basis of the royalty (operating income) and the effective royalty rate would be calculated by following the same rules used to determine the tax liability under the SMT.

Worker Profit Participation

Under Peruvian law, workers in the mining industry are entitled to participate in a company’s income before income tax. This participation amounts to 8% of income before income tax. The corporate income tax after the worker participation is 30%. Each of the MR, SMT and worker profit participation is deductible for purposes of corporate income. The following sets out, for illustration purposes, the calculation of the total Peruvian tax burden under the assumptions illustrated and where a 45% operating margin was achieved:

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Per Cent of
Revenue
Mineral product sales proceeds	100.00%
Costs:
Supplies & services
Salaries
Depreciation of plant & equipment
Amortization of intangibles
Exploration related to sales proceeds
Subtotal	55.00%
Operating Margin	45.00%

Modified Royalty	3.33%
Special Mining Tax	4.80%
Interest Expense	1.00%
Tax Losses Applied	2.00%
Income Before Worker Profit Share	33.87%
Worker Profit Share	2.71%
Income Before Income Tax	31.16%
Income Tax	9.35%
Net Income	21.81%
Total Taxes	20.19%

The integration of elements of the Peruvian tax system serves to align the Government’s economic interest with mining companies’ interest; such that as a company’s income increases the Government and the company share in the increase in the same manner. Figure 22.3_1, using the same assumptions as applied in the above example, illustrates that as a company’s operating margin increases the percentage of revenue translated into net income increases the total tax burden increases at virtually the same rate.

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23	ADJACENT PROPERTIES

The region displays a particularly rich endowment of metals (Cu-Au-Ag) occurring in porphyry and epithermal settings, including the Lagunas Norte mine, the Santa Rosa mine, La Virgen mine, the Quiruvilca Mine, Shahuindo exploration project, Igor exploration project and Tres Cruces development project (see figure 7.1_1).

As reported on the Barrick website, in 2012, Lagunas Norte produced 754,000 ounces of gold at total cash costs of $318 per ounce. Proven and probable mineral reserves as of December 31, 2012 are estimated at 5.8 million ounces of gold.

La Virgen is a privately owned mine and public information is not available, however the mineralization at La Virgen is similar to La Arena. La Arena S.A. has employed some senior personnel that have worked at La Virgen. La Virgen stopped mining at the end of 2012 and is now completing leaching operations.

The qualified persons have not verified the above information and the information is not necessarily indicative of the mineralization or future operations at La Arena.

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24	OTHER RELEVANT DATA AND INFORMATION

24.1	Proposed Development Schedule

The La Arena oxide project ongoing development schedule includes three key elements the leach pad, the waste dump and the power supply. All other significant components are complete and operational.

  Pad phase 3 is due to be complete by December 2013 and the final phase 4, to achieve total capacity of around 60 Mt, will be complete by June 2014.

  Waste dump construction will be ongoing through to June 2014.

  Power supply from the 220 kV substation to be ready February 2014.

The sulphide project development schedule is at PFS level and is currently on plan.

  Hatch PFS design for the concentrator and Golders PFS design for the tailings dam to be complete by Q2 2013.

  Application for the Modified EIA Phase 2 Sulphide Project to be submitted by end of May 2013.

  Detailed Engineering and permissions for the road diversion to be completed by Q4 2013 (see road deviation in Figure 18_1).

  Receive approval of Modified EIA by Q4 2013.

  Apply for new EIA, for Fraylones tailings dam only, in Q1 2014.

  Complete Feasibility Study and detailed design of copper concentrator by Q4 2013.

  Apply for construction permit for the copper concentrator by Q1 2014.

  Start construction of the road diversion, Q2 2014.

  Receive approval for construction of the concentrator by Q2 2014.

  Begin constructing the copper concentrator ready for commissioning Q2 2016.

  Receive approval for new EIA, for tailings dam Q1 2015.

  Apply for construction permit for tailings dam, Q1 2015.

  Complete construction of the road diversion Q2 2015.

  Receive approval for construction of the tailings dam, Q2 2015.

  Tailings dam to be ready for commissioning and water collection Q1 2016.

  Power supply upgrade for the copper concentrator from the 220 kV sub-station to be ready Q2 2016.

  Water supply for the copper concentrator to be ready by Q1 2016.

  Commissioning of the copper concentrator June to Q3 2016.

  Build up to full concentrate production Q4 2016.

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24.2	Other

There is no specific other relevant data and information not already included in other Sections.

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25	INTERPRETATION AND CONCLUSIONS

25.1	Mineral Resources

  The use of a 0.05 g/t Au mineralisation boundary for the Au oxide resource makes the resource interpretation more consistent and reduces the risk of conditional bias when compared to using a 0.10 g/t Au boundary, as this is the cut-off grade.

  The use of uniform conditioning for grade estimation in the Au oxide resource produces less smoothed results when compared to ordinary kriged estimates.

  The new lithological and alteration boundaries are not sufficiently clear to use as hard boundaries for grade modelling in the sulphide domain.

  The porphyry remains open to the east, south and north.

  The interpretation of a flat east dipping thrust in the northern portion of the upper sulphide resource helps to explain Au and Cu grade alignment in this area.

  Updated variography suggests that the Resource Classification is slightly conservative.

  The increase in the Oxide Gold Resource is due to the discovery of multiple smaller structures, together with slightly deeper and more lateral zones of oxidation and the utilisation of uniform conditioning for grade estimation, thus elevating Au grades.

  The increase in Sulphide Cu Indicated Resource is due to infill drilling and is also due to the use of a lower cut-off grade of 0.13 % CuEq in 2012 compared to 0.18 % CuEq in 2011.

25.2	Mining and Mineral Reserves

  Additional pit geotechnical data collection and analysis has been completed for both the gold oxide pit walls and as part of the drilling program for the sulphide project. Overall slope angles have been slightly reduced from 2011.

  More than sixty holes have been drilled for hydrogeologic characterization to depths greater than 300 m. The wells and piezometers have subsequently been used for measuring groundwater levels and collecting baseline water quality samples.

  The depth to groundwater varies from zero in the pampa and near rivers and streams to more than 150 m in the upland areas of the project. Large quantities of groundwater are present in alluvial deposits near the Rio Yamobamba.
  Fractured arenisca of the Chimu formation also has favourable aquifer properties. Wells in both units are capable of meeting project water-supply needs.

  A numerical groundwater flow model of the project has been constructed

  The current oxides final pit design is similar to the oxides portion contained within the Mineral Reserves pit design.

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  The equipment and design characteristics of the Cu sulphide mine are planned to be very similar to the current Au oxide operation.

  The average mining rate during Q4 2012 was 28,000 tpd. Mine production is scheduled to achieve 36,000 tpd in June 2013. The production rate will continue at this level until the first half of 2017 when the production rate will start to wind down.

  The Cu sulphide project preliminary mine plan is based on an initial ore production of 18,000 tpd ramping up to 36,000 tpd and continuing at this rate for the remainder of the mine life.

  On this basis the sulphide project will have a mine life of 26 years, assuming an initial ore mining rate of 18,000 tpd for the first 7 years and increasing to 36,000 tpd from year 8.

  Improvement and optimisation of the drill and blast is on-going, including on . blast movement monitoring and improved perimeter blasting.

  The mining method is conventional drill, blast, load, haul, and dump. There is ongoing work to improve efficiencies in all aspects of this cycle. The greatest operational cost in the cycle is the haulage and the greatest focus is on achieving and maintaining efficiency in this area.

  The Sulphide Project mining method will be fully reviewed as part of the ongoing Feasibility Study. The current expectation is to use a similar sized fleet for mining the sulphide pit.

25.3	Oxide Treatment – Metallurgy and Processing

The processing of oxide material commenced in April 2011. Up to the end of December 2012 a total of 294,515 oz of gold had been placed on the heap for leaching and a total of 252,898 oz of gold had been sold. The cumulative gold recovery to December 31, 2012 is 88.8%. Rio Alto is currently performing reconciliations to confirm production data.

25.4	Sulphide Treatment – Metallurgy and Processing

La Arena sulphide material contains economic levels of copper and gold. Copper occurs as chalcopyrite, bornite, covellite and chalcocite in varying amounts. Pyrite is the most dominant sulphide mineral. Quartz, phyllosilicates and feldspars account for most of the non-sulphide minerals. Gold is mostly associated with sulphide and quartz material. Gold associated with sulphides accounts for approximately 49% and quartz accounts for approximately 47%. Liberated gold accounts for less than 4%. Selective flotation has been chosen as the preferred method for treating the material.

Comminution testwork classifies La Arena sulphide material in the “Soft” category. The material has low resistance to impact breakage. The abrasion index for this material is also low.

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Flotation testwork has identified a primary grind of 80µm K80 is required to achieve suitable mineral liberation. A rougher concentrate is produced and then cleaned. The resulting concentrate is reground to approximately 35µm K80 in sodium cyanide. The reground material is subjected to three stages of cleaning. For material in the range of 0.25% Cu to 0.45% Cu, testwork has shown that marketable concentrates can be readily made with recoveries ranging in the high eighty to low ninety percent.

Controlling the activation of pyrite is critical to the successful treatment of La Arena material. Grinding, reagents and pH control are the variables used to control this. These variables are also where opportunities exist for optimizing the current flowsheet.

25.5	Project Infrastructure

  Road access to the La Arena Project is very good and is being further improved. The road between site and Trujillo will be completely asphalt by December 2013.

  Significant infrastructure for the Oxide Gold Leach Project has been established. Ongoing work for leach pad construction will continue through 2013.

  Connecting to a new high tension 220 kVA powerline near the La Arena Project will be a major future benefit for both the Gold Oxide and Sulphide Projects.
  Work on this connection should be expedited. This connection is planned to be operational in February 2014.

  Water supply with a capacity of 5 l/s is established from the area known as the Pampa, a second water supply for the Oxide Project is installed to the north of Calaorco pit. This is expected to yield 10 l/s. Hydrogeological consultants are studying water supply options for the Sulphide Project. Significant water will also be recovered and re-used from the sulphide plant TSF.

  A new and more suitable site for the TSF has been identified and evaluated to PFS level and will be considered in a lot more detail as part of the Sulphide Project feasibility study.

25.6	Capital and Operating Costs

  Capital costs incurred to date for the Gold Oxide Project are higher than feasibility study estimates, especially for surface rights and leach pad costs, however the feasibility study was for an ore processing rate of 24,000 tpd.

  Ore and waste mining is currently under capacity to achieve the planned 36,000 tpd of oxide ore and additional fleet is to be deployed in 2013. As such the mining operations costs are expected to become more consistent by Q4 2013.

  Reagent costs are expected to remain stable for the foreseeable future however the power cost for processing will drop from $0.35 kWhr to $0.07 kWhr once the mine is connected to the national grid in March 2014.

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  The Sulphide Project has been studied to PFS level. Hatch has completed the plant design and Golder has completed the TSF design. Further work to reduce the capital costs for the 18,000 tpd concentrator plus to estimate costs for the future expansion to 36,000 tpd is planned.

  Sulphide Project operating costs are reasonably based on current oxide mining costs and will be revised in detail as part of the feasibility study.

25.7	Overall

Other pertinent observations and interpretations which have been developed in producing this report are detailed in the sections above.

From the work completed to date on the La Arena Project the gold oxide dump leach project is deemed by the Qualified Persons to be at commercial production level and the sulphides project is at pre-feasibility level, as defined by NI43-101, and is reasonably robust technically, socially and environmentally and is expected to make a reasonable return on expected funds to be expended.

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26	RECOMMENDATIONS

26.1	Geology and Resources

  Further refine the lithology, alteration, mineralization and structural 3D model, particularly at a much finer scale than addressed in 2012. The approach needs to be iterative.

  Implement a more rigorous system of data collection and recording for bulk density determination, particularly from open pit oxide samples.

  Reconcile the 2012 Resource Model to mining and gold production regularly to determine the reliability of the uniform conditioning estimation method for Au estimates, particularly below the zone in the model that was heavily influenced by blastholes.

  Create a more detailed AMD model from a combination of detailed logging of selected DC holes on a 100 m (X) x 100 m (Y) spacing, and from metallurgical testwork.

26.2	Mining

  Optimise oxide mine blasting practices to reduce pit wall damage and to reduce dilution of ore and ore loss.

  Once the oxide pits are re-designed to match the Mineral Reserves total pit focus on waste dump design updates and detailed production scheduling of ore and waste.

  Complete the mining component of the Sulphide Project PFS and commence the mining component of the feasibility study before advancing other aspects of the feasibility study too far.

26.3	Metallurgy and Processing

26.3.1	Oxide Treatment

It is recommended that:

  The reconciliation of gold produced against the mine plan and resource model is expedited.

  Metallurgical testwork is performed to assess the effect of sodium cyanide concentration on gold recovery.

  Samples reflective of the mine plan are prepared and routinely tested to determine expected metallurgical recoveries and associated processing criteria.

26.3.2	Sulphide Treatment

Controlling the activation of pyrite is critical to the successful treatment of La Arena sulphide material. Grinding, reagents and pH control are the variables used to control this.

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To this end it is recommended that:

  Grinding optimization studies (assessing primary grinding and regrinding) are performed.

  Alternative reagent suites are assessed.

To advance the development of the La Arena sulphide project to a feasibility level study it is also recommended that:

  Samples reflective of production plan are prepared and tested using the final flowsheet.

  A suite of metallurgical tests are performed using site water.

26.4	Infrastructure

  Expedite connection to the national power grid.

  All future infrastructure will be studied in greater detail as part of the Sulphide Project feasibility study and planning for this work has commenced.

  As part of the Sulphide Project feasibility study in particular investigate the options to reduce costs of the TSF.

26.5	Social

  Complete purchasing the land required for the Gold Oxide Project, such as for the public road deviation, and continue land purchases for the Sulphide Project.

  Continue to build on training programs for the local communities.

26.6	Environmental

  Ensure the new environmental baseline studies for the Sulphide Project are completed on schedule.

  Complete water supply investigations and water balance calculations within final footprint and specifications for the La Arena Project.

  Continue with kinetic tests on waste material.

26.7	Estimated Costs

Costs for the above recommendations have yet to be estimated in detail by Rio Alto and hence have not been reviewed by the Qualified Persons.

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27	REFERENCES

“A Review of the La Arena Porphyry Model, Peru”, S. J. Meldrum, February 2005.

“Comments on the Exploration Potential of La Arena and Regional Prospects Northern Peru”, Greg Corbett, December 2011.

“Comments on the Tierra Amarilla, El Toro and La Arena Projects in Huamachuco District, Peru”, Greg Corbett, November 2004.

“Copper Concentrate Commentary, La Arena Project”, Lascaux Advisors, November 7, 2011.

“Detail Engineering Report” Heap Leaching Consulting Rev 0, October 2010

“Environmental Impact Assessment (EIA)”, TECNOLOGIA XXI, September 2009. Approved by MEM RD234-2010-MEM/AAM July 2010.

“Estudio del Vulcanismo Cenozoico (Grupo Calipuy) y los Yacimientos Epithermales Asociados, Departamentos de La Libertad y Ancash”, Marco Rivera, et al, INGEMMET, December 2005.

“ESTUDIO MICROSCOPICO DE 05 MUESTRAS EN SECCIÓN PULIDA”. Informe 19-011. marzo, 2011

“Fase II: Estudio De Prefactibilidad Del Depósito De Relaves Del Proyecto La Arena”, September 2011, Golder Associates Perú S.A

“Feasibility Study Report, VECTOR PERU S.A. Rev B May 2010 (Including Alternative Analysis, Seismic Analysis, Geotechnical Study, Pit Slope Design, Hydrogeological Study & Water Balance, Cost Estimation).

“Further Metallurgical Assessment of the La Arena Deposit - DRAFT”, ALS Metallurgy Project KM3526, November 2012.

“Helicopter-borne Geophysical Survey - La Arena Project, La Libertad, Peru”, MPX Geophysics LTD. December, 2012

“Informe de Preparacion de Muestras Y Conformacion de Muestras Compositos – La Arena”, Heap Leaching Consulting S.A.C., Mayo del 2010.

“Informe de Pruebas de Cianuración Por Agitacion En Botellas Con Muestras de Cores Compositos – La Arena”, Heap Leaching Consulting S.A.C., Junio del 2010.

“Informe de Toma de Muestra In Situ Compositos – La Arena”, Heap Leaching Consulting S.A.C., Mayo del 2010.

“Informe N°: 01-012 (GE), Fecha”: enero, 2012. Tipo(s) de Estudio(s): Microscopía óptica (17 secciones delgadas y 05 secciones pulidas)

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“Informe N°: 11-013 (GE), Fecha”: febrero, 2013. Tipo(s) de Estudio(s): Microscopía óptica (06 secciones pulidas)

“Informe N°: 56-011 (GE), Fecha”: setiembre, 2011. Tipo(s) de Estudio(s): Microscopía óptica (20 secciones delgadas y 15 secciones pulidas

“Informe N°: 73-012 (GE), Fecha”: noviembre, 2012. Tipo(s) de Estudio(s): Microscopía óptica (11 secciones delgadas y 09 secciones pulidas)

“La Arena Detail Engineering VECTOR PERU S.A. Rev B August 2010 (Including Civil Design for Pad, Ponds and Waste Disposals and QA/QC Manual for Construction)

“La Arena Project, Peru – Geostatistical Study February, 2012” Cube Consulting, February 2012.

“La Arena Project, Peru – Pre-feasibility Study”, Iamgold Corporation, November 2006.

“La Arena Project, Peru – Technical Report (NI 43-101) July 31, 2010” Coffey Mining, 28 October 2010.

“La Arena Project, Peru – Technical Report (NI 43-101) September 30, 2011” Kirk Mining Consultants, 17February 2012.

“Observations on the La Arena epithermal Au mine and porphyry Cu-Au deposit, and prospects in the district, La Libertad, Peru”. Jeffrey W. Hedenquist, October, 2012

“Preliminary Metallurgical Assessment of the La Arena Project”, ALS Metallurgy Project KM3262, August 2012.

“Report N°: 32-012 (GE),. Type of Study: Optical microscopy (05 thin sections”, April, 2012

“The Development of a Flowsheet for the La Arena Porphyry Copper Deposit”, SGS Lakefield Research Project 11162-001, 6 December 2006.

“Variability Testing of Samples from the La Arena Porphyry Deposit”, SGS Lakefield Research Project 11162-002, 26 February 2007

“Zircon Age determination, 14 samples from La Arena Mine – Peru”, Dr S. Meffre – CODES ARC Centre of Excellence in Ore Deposits University of Tasmania, February 29, 2012

“40Ar/39Ar Age determination, 9 samples from La Arena Mine – Peru”, Dr. Brian R. Jicha - Rare Gas Geochronology Laboratory University of Wisconsin-Madison, August 27, 2012

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28	CERTIFICATES

Certificate of Qualified Person

La Arena Project, Peru, Technical Report, January1 2013, Rio Alto Mining Limited

1.	I, Enrique Garay, have been a Rio Alto Mining employee since November 2010. My residential address is Calle Carlos Enrique Ferreyros No. 377, San Isidro, Lima 27, Peru.

2.

I am a member of the Australian Institute of Geoscientists (“MAIG”).I hold a Bachelor's Degree in Science with a major in Geology from the National Engineering University, Lima and a MSc in Mineral Exploration from Queens University, Canada.

3.

I am a practising geologist for over 23 years in the precious and base metal resource industry with a focus on both exploration and mine geology. I have been previously employed by several mining companies including Barrick Gold Corporation, Hochschild Mining PLC, Trafigura and Consorcio Minero Horizonte S.A. From 1996 to 2004 I contributed to the resource definition work at Barrick Gold Corporation's, multi-million ounce Pierina Gold Mine located in Peru and I was the project's Chief Mine Geologist.

4.	I have frequently visited the property that is the subject of this report, since November 2010.

5.	I am responsible for Sections 7-9, 10 and 23 of this report.

6.	I am co responsible for Sections 1, 2, 3, 6, 21, 25 and 26 of this report.

7.	I am not independent of Rio Alto Mining Limited as independence is described in Section 1.5 of NI 43-101.

8.

I hereby consent to the use of this report and my name in the preparation of documents for a public filing including a prospectus, an annual information filing, brokered or non-brokered financing(s), or for the submission to any Provincial or Federal regulatory authority.

9.

I have read National Instrument 43-101 and Form 43-101F1 and, by reason of education and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10.

At the effective date, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Lima, Peru, on 31 May 2013.

[signed]

Enrique Garay,	M Sc. P. Geo. (MAIG)
Vice President Geology
Rio Alto Mining Limited

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Certificate of Qualified Person

La Arena Project, Peru, Technical Report, January1 2013, Rio Alto Mining Limited

1.	I, Ian Dreyer, am the Regional Manager and Principal Geologist of Andes Mining Services S.A.C., Calle Porta 183, Miraflores, Lima, Peru.

2.	I am a Charted Professional of the Australasian Institute of Mining and Metallurgy (AusIMM). I graduated from Curtin University, Perth, Western Australia with a B. App.Sc (Geology) degree in 1982.

3.	I have practiced my profession continuously since 1988. I have been directly involved in the mining, exploration and evaluation on three continents in a variety of mineral commodities.

4.	I last visited the property that is the subject of this report on 11 to 12 October 2012.

5.	I am responsible for Sections 11, 12 and 14 of this report.

6.	I am co responsible for Sections 1, 2, 3, 6, 21, 25 and 26of this report.

7.

I am independent of Rio Alto Mining Limited as independence is described by Section 1.5 of NI 43- 101. I have not received, nor do I expect to receive, any interest, directly or indirectly, in Rio Alto Mining Limited.

8.

I hereby consent to the use of my name in the preparation of documents for a prospectus, annual information filing, initial public offering, brokered or non-brokered financing(s), for the submission to any Provincial or Federal regulatory authority.

9.

I have read National Instrument 43-101 and Form 43-101F1 and, by reason of education and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10.

At the effective date, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Lima, Peru, on 31 May 2013.

[signed]

Ian Dreyer	BSc Geology,MAusIMM(CP)
Principal Geologist
Andes Mining Services S.A.C.

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Certificate of Qualified Person

La Arena Project, Peru, Technical Report, January1 2013, Rio Alto Mining Limited

1.	I, Linton J Kirk, am the Director and Principal Mining Engineer of Kirk Mining Consultants Pty Ltd, 49 Jersey Street, Jolimont, Western Australia, Australia.

2.	I am a Fellow and Charted Professional of the Australasian Institute of Mining and Metallurgy (AusIMM). I graduated from the University of Melbourne, Victoria, Australia with a BE(Min) degree in 1976.

3.	I have practiced my profession continuously since 1976. I have been directly involved in the mining and evaluation of mineral properties internationally for precious and base metals.

4.	I last visited the property that is the subject of this report 23 to 24 October 2012.

5.	I am responsible for Sections 4, 5, 15, 16, 18, 19, 20, 22 and 24 of this report.

6.	I am co responsible for Sections 1, 2, 3, 6, 21, 25 and 26of this report.

7.

I am independent of Rio Alto Mining Limited as independence is described by Section 1.5 of NI 43- 101. I have not received, nor do I expect to receive, any interest, directly or indirectly, in Rio Alto Mining Limited.

8.

I hereby consent to the use of my name in the preparation of documents for a prospectus, annual information filing, initial public offering, brokered or non-brokered financing(s), for the submission to any Provincial or Federal regulatory authority.

9.

I have read National Instrument 43-101 and Form 43-101F1 and, by reason of education and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10.

At the effective date, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

1
Dated at Perth, Western Australia, Australia, on 31 May 2013.

[signed]

L J Kirk	B.E (Min), FAusIMM(CP)
Director and Principal Mining Engineer
Kirk Mining Consultants Pty Ltd

La Arena Project, Peru	Page: 185
Technical Report – 1 January 2013

Kirk Mining Consultants Pty Ltd

Certificate of Qualified Person

La Arena Project, Peru, Technical Report, January1 2013, Rio Alto Mining Limited

1.

I, Christopher Edward Kaye am a Principal Process Engineer, with the firm of Mine and Quarry Engineering Services, Inc. (MQes) of 1730 S. Amphlett Blvd. Suite 200, San Mateo, CA 94402, USA. I carried out this assignment for MQes.

2.	I am a Fellow of Australasian Institute of Mining and Metallurgy (AusIMM). I graduated from the University of Queensland, Australia, with a B. Eng. in Chemical Engineering in 1984.

3.

I have worked as a process engineer in the minerals industry for over 26 years. I have been directly involved in the mining, exploration and evaluation of mineral properties internationally for precious and base metals.

4.	I last visited the property that is the subject of this report 25 to 27 May, 2012.

5.	I responsible for Section 13 and 17 of this report.

6.	I am co responsible for Sections 1, 2, 3, 6, 21, 25 and 26of this report.

7.

I am independent of Rio Alto Mining Limited as independence is described by Section 1.5 of NI 43- 101. I have not received, nor do I expect to receive, any interest, directly or indirectly, in Rio Alto Mining Limited.

8.

I hereby consent to the use of my name in the preparation of documents for a prospectus, annual information filing, initial public offering, brokered or non-brokered financing(s), for the submission to any Provincial or Federal regulatory authority.

9.

I have read National Instrument 43-101 and Form 43-101F1 and, by reason of education and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10.

At the effective date, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at San Mateo, California, USA, on 31 May 2013

[signed]

Christopher Kaye	BEng (Chem) FAusIMM
Principal Process Engineer
MQes

La Arena Project, Peru	Page: 186
Technical Report – 1 January 2013